                                                FILED PURSUANT TO RULE 424(b)(1)


                                                      REGISTRATION NO. 333-34198


PROSPECTUS


5,000,000 Shares


LARGE SCALE BIOLOGY LOGO
LARGE SCALE BIOLOGY CORPORATION
Common Stock


Large Scale Biology Corporation is selling all of the shares of common stock in this offering. This is our initial public offering.



Our common stock has been approved for listing on the Nasdaq National Market under the symbol "LSBC."


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-----------------------------------------------------------------------------------------------
                                                                              PROCEEDS TO LARGE
                                                 PRICE TO      UNDERWRITING    SCALE BIOLOGY
                                                  PUBLIC         DISCOUNT       CORPORATION
-----------------------------------------------------------------------------------------------
Per Share                                     $17.00          $1.19           $15.81
-----------------------------------------------------------------------------------------------
Total                                         $85,000,000     $5,950,000      $79,050,000
-----------------------------------------------------------------------------------------------



We have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

J.P. MORGAN & CO.
                          CHASE H&Q
                                                         WILLIAM BLAIR & COMPANY

August 9, 2000

                               TABLE OF CONTENTS

                                              PAGE
Prospectus Summary..........................    1
Risk Factors................................    6
Cautionary Note on Forward-Looking
  Statements................................   16
About This Prospectus.......................   16
Use of Proceeds.............................   17
Dividend Policy.............................   17
Capitalization..............................   18
Dilution....................................   19
Selected Financial Data.....................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   21
Business....................................   27
Management..................................   36

                                              PAGE
Transactions and Relationships with Related
  Parties...................................   46
Principal Stockholders......................   48
Description of Capital Stock................   51
Shares Available for Future Sale............   54
United States Tax Consequences to Non-United
  States Holders of Common Stock............   56
Underwriting................................   58
Legal Matters...............................   61
Change in Independent Auditors..............   61
Experts.....................................   61
Additional Information......................   62
Index to Financial Statements...............  F-1

                            ------------------------


Until September 3, 2000, all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

In this prospectus, "Large Scale Biology," "we," "us" and "our" refer to Large Scale Biology Corporation, a Delaware corporation, its subsidiaries and its California predecessor, and not to the underwriters. This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read this entire prospectus carefully.

                        LARGE SCALE BIOLOGY CORPORATION

Large Scale Biology uses its proprietary proteomics and functional genomics technologies to develop products and establish commercial collaborations with pharmaceutical, biotechnology, chemical and other life sciences companies. Our patent portfolio supports our key proprietary technologies, ProGEx and GENEWARE, which provide us with a broad range of commercial opportunities. We believe that we can apply our proprietary technologies to enable the transformation of proteomic and genomic information into multiple product opportunities such as drug targets, therapeutics, diagnostics and the evaluation of drug effectiveness and toxicity.

Proteomics is the study of proteins. All biological processes, including diseases and responses to therapeutics, involve changes in proteins. Despite the near complete sequencing of the human genome, scientists still do not fully understand the function of proteins and genes. Our automated, high-throughput ProGEx system provides a snapshot of the protein composition, or proteome, of cells and tissues. We use our ProGEx system to rapidly identify changes in proteins that are associated with diseases or with a therapeutic's effects. We believe that proteomics will become crucial in discovering and developing therapeutics, and in predicting, diagnosing and monitoring diseases. Our ProGEx system provides information that is unavailable using genomics technologies alone.

Functional genomics is the study of what genes do. Genes determine where, when and how a living organism makes particular proteins. GENEWARE is our proprietary, automated technology for rapidly inserting genes into host organisms for novel gene discovery and gene function analysis. We also intend to apply this technology to efficiently produce human therapeutic and other commercially useful proteins.

We are using our proprietary technologies to help us identify the action of drugs in living organisms, the causes and effects of diseases and to determine how well drugs work for their intended uses. We intend to integrate our information on gene function with our proteomic databases by correlating the function of genes with proteomic information from normal and diseased cells and tissues to identify drug targets and therapeutic proteins.

We are using our ProGEx system to develop our products which are:

     - HUMAN PROTEIN INDEX, or HPI, database -- our database of the detailed protein composition of all normal human tissues and cells, a protein equivalent of the Human Genome Project

     - MOLECULAR ANATOMY AND PATHOLOGY, or MAP, database -- our database that describes the changes in protein composition associated with disease

     - MOLECULAR EFFECTS OF DRUGS, or MED, database -- our database that describes changes in protein composition associated with the administration of therapeutics and other treatments

     - Portfolio of marker proteins -- proteins significantly correlated with disease or a therapeutic's effects, for use as drug targets, therapeutic proteins or diagnostics

We are using our GENEWARE technology to:

     - Identify unique genes

     - Determine gene functions

     - Manufacture therapeutic proteins, vaccines and other commercially useful proteins

We believe that by building our portfolio of strategic collaborations, we will generate revenue and establish a long-term economic interest in product pipelines of selected collaborators. Since our inception, we have established collaborations with pharmaceutical, biotechnology, chemical and other life sciences companies as well as research institutions and government agencies. We generated $16.1 million of revenues in 1999 and $11.2 million in the six months ended June 30, 2000 from these arrangements. We currently have seven ongoing research and technology development programs and collaborations.

We structure our current collaborations in a variety of ways. We often obtain immediate funding in the form of ongoing committed research and development payments and technology access fees from our collaborators. We also share in the long-term value of the products that we assist our collaborators in developing through the retention of product rights and from royalty fees from the sale of products developed by our technologies.

In September 1998, we entered into a three-year contract with The Dow Chemical Company and its subsidiary Dow AgroSciences LLC, collectively referred to as Dow, for their exclusive use of our GENEWARE technology for development of functional genomics in selected agricultural and industrial chemical categories. During this collaboration, we and Dow have identified commercially significant genes for specific agricultural and industrial uses that will be developed and marketed by Dow and its affiliates. We retain the right to use any of the identified genes resulting from this collaboration for uses in other categories not allocated to Dow. Dow can elect to continue this collaboration beyond September 2001 by paying additional technology access fees. If Dow does not elect to continue this collaboration, we can market to others access to our technology for agricultural and industrial chemical purposes. Our revenues from Dow were $14.2 million in 1999 and $9.6 million in the six months ended June 30, 2000. We expect to recognize revenue of $11.2 million and $7.4 million during the years ending December 31, 2000 and 2001 related to the amortization of our deferred revenue balance of $18.6 million as of December 31, 1999 related to the Dow Agreement. In the event of the termination of the Dow contract, any deferred revenue balances would be recognized as revenue as of the termination date.

We file patent applications and trademarks to protect our intellectual property. As of June 30, 2000, 20 issued and 62 pending U.S. patents and 12 issued and 44 pending foreign patents protect our proprietary technologies relating to proteomics, genomics and bioprocessing.

STRATEGY

Our principal objective is to commercialize products and technologies in the field of human healthcare as we establish a leadership position in proteomics and functional genomics. We use our proprietary technologies to identify, quantify and determine the function of proteins in cells and tissues. In addition, our technology can be used to determine gene functions as well as to cost-effectively produce proteins.

The key elements of our strategy include the following:

     - Becoming the definitive source of information about human proteins through our HPI database

     - Identifying potential drug targets, therapeutic proteins and diagnostics with our proteomics and functional genomics technologies

     - Becoming the leading provider of protein information for protein biochips and other diagnostic tools

     - Clinically testing our first therapeutic product, our patient-specific vaccine for the treatment of non-Hodgkins lymphoma, a product produced using our GENEWARE technology

     - Commercializing our protein production technology through the manufacture of our own therapeutic proteins and proteins for our clients

CORPORATE INFORMATION


Large Scale Biology Corporation was incorporated in California in June 1987 as Biosource Genetics Corporation. We reincorporated in Delaware in August 2000. Our principal executive offices are located at 3333 Vaca Valley Parkway, Suite 1000, Vacaville, California 95688 and our telephone number is (707) 446-5501. Our website address is www.lsbc.com. Information contained in our website is not a prospectus and does not constitute a part of this prospectus.

                                  THE OFFERING


COMMON STOCK OFFERED...............................  5,000,000 shares
COMMON STOCK TO BE OUTSTANDING AFTER THIS            22,861,166 shares
  OFFERING.........................................
USE OF PROCEEDS....................................  30% for research and development activities, 30%
                                                     for product development initiatives, 20% for
                                                     capital expenditures and 20% for working capital
                                                     and for other general corporate purposes. See "Use
                                                     of Proceeds" for more information regarding our
                                                     planned use of the proceeds from this offering.
NASDAQ NATIONAL MARKET SYMBOL......................  "LSBC"


The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of June 30, 2000, and excludes:

     - 4,125,450 shares of common stock issuable on the exercise of stock options outstanding at June 30, 2000 at a weighted average exercise price of $5.42 per share

     - 829,331 shares of common stock reserved for issuance under our stock option plans at June 30, 2000

     - 2,112,386 shares of common stock issuable on the exercise of warrants outstanding at June 30, 2000 at a weighted average exercise price of $8.22 per share and


     - up to 1,015,000 shares of common stock which Dow has the right to purchase as described under "Transactions and Relationships with Related Parties -- Agreement with Dow."


Except as stated in the financial statements or as specifically indicated in this prospectus, all information in this prospectus:

     - assumes no exercise of the underwriters' over-allotment option


     - assumes that Dow does not exercise its right to purchase up to 1,015,000 shares of common stock


     - reflects the conversion of all shares of our outstanding convertible preferred stock into 8,441,468 shares of our common stock upon the completion of this offering and


     - reflects our reincorporation in Delaware through an exchange of each outstanding share of our California company's common stock for 1.5 shares of our Delaware company's common stock in August 2000.

                             SUMMARY FINANCIAL DATA

You should read the following financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six month periods ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 1999 and for the six month periods ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 reflects our acquisition of Large Scale Proteomics on February 1, 1999.


We calculated the unaudited pro forma net loss per share on a pro forma basis to reflect the conversion of all shares of our convertible preferred stock into 8,441,468 shares of our common stock upon completion of this offering. The unaudited pro forma net loss per share does not reflect the non-cash compensation expense associated with stock options that employees may exercise upon completion of the offering. The non-cash compensation expense related to these options, assuming no forfeitures, will be approximately $7.3 million.



The unaudited as adjusted balance sheet data gives effect to the conversion of our convertible preferred stock and of our receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock in this offering based on an initial public offering price of $17.00 per share, after deducting the underwriting discounts and estimated offering expenses we must pay. The unaudited as adjusted balance sheet also includes the effect of the non-cash compensation expense associated with employee stock options of approximately $7.3 million expected to be recognized on the completion of this offering. The unaudited as adjusted balance sheet data also gives effect to the reclassification of our warrant liability of $10.8 million as of June 30, 2000 to permanent equity upon completion of this offering.


                                               --------------------------------------------------------------------
                                                       YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                               ----------------------------------------   -------------------------
                                                  1997         1998(1)        1999(1)        1999          2000
                                               ----------   -------------   -----------   -----------   -----------
In thousands, except share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Revenues.....................................  $    2,108    $    3,394     $    16,090   $     6,130   $    11,233
Costs and expenses:
  Development agreements.....................       1,735         2,565           8,034         3,495         3,869
  Research and development...................       5,872         6,973           9,163         4,065         7,395
  General, administrative and marketing......       3,363         3,492           8,333         4,351         4,058
  Purchased research and development.........          --            --          21,362        21,362            --
                                               ----------    ----------     -----------   -----------   -----------
          Total costs and expenses...........      10,970        13,030          46,892        33,273        15,322
                                               ----------    ----------     -----------   -----------   -----------
Gain on litigation settlements...............       2,000         1,890           1,300         1,300            --
                                               ----------    ----------     -----------   -----------   -----------
Loss from operations.........................      (6,862)       (7,746)        (29,502)      (25,843)       (4,089)
Total other income (expense).................         293        (1,009)         (5,203)           42           713
                                               ----------    ----------     -----------   -----------   -----------
Net loss before provision for income taxes...      (6,569)       (8,755)        (34,705)      (25,801)       (3,376)
Provision for income taxes...................          --            --             190            --            --
                                               ----------    ----------     -----------   -----------   -----------
Net loss.....................................  $   (6,569)   $   (8,755)    $   (34,895)  $   (25,801)  $    (3,376)
                                               ==========    ==========     ===========   ===========   ===========
Net loss per share -- basic and diluted......  $    (0.70)   $    (0.93)    $     (3.76)  $     (2.78)  $     (0.36)
                                               ==========    ==========     ===========   ===========   ===========
Weighted average shares outstanding -- basic
  and diluted................................   9,332,235     9,366,774       9,275,228     9,265,782     9,375,282
                                               ==========    ==========     ===========   ===========   ===========
Unaudited pro forma net loss per
  share -- basic and diluted.................                               $     (2.01)  $     (1.52)  $     (0.19)
                                                                            ===========   ===========   ===========
Pro forma weighted average shares
  outstanding -- basic and diluted...........                                17,330,475    16,924,083    17,816,750
                                                                            ===========   ===========   ===========

-------------------------
(1) As restated, see Note 15 to the consolidated financial statements.

                                                              ----------------------------
                                                                  AS OF JUNE 30, 2000
                                                              ----------------------------
                                                                 ACTUAL        AS ADJUSTED
                                                              -------------    -----------
In thousands
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents and marketable securities.........    $  6,299        $ 83,349
Working capital (deficit)...................................      (8,715)         68,335
Total assets................................................      24,750         101,800
Long-term debt and warrant liability........................      12,776           1,950
Convertible preferred stock.................................      40,497              --
Accumulated deficit.........................................     (82,108)        (89,408)
Total stockholders' equity (deficit)........................      (8,398)         79,478

                                  RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider, along with other factors, the following risks, which make investment in our common stock largely speculative. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and they may adversely affect our financial condition, results of operations and stock trading prices. Please read the "Cautionary Note on Forward-Looking Statements" which follows this section.

RISKS RELATED TO OUR BUSINESS

WE ARE AT AN EARLY STAGE OF DEVELOPMENT, AND WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR PRODUCTS AND TECHNOLOGIES

We are in an early stage of development as an operating company, and we are subject to all the risks inherent in the development of a business enterprise, including the need for substantial capital to support the development of our products and technologies. We have had limited revenue from contract research and development services and collaborations. We are still developing our three primary database programs, HPI, MAP and MED, that we intend to commercialize. We have marketed a limited number of our own technologies. We have not yet operated our ProGEx system on the large scale we believe will be necessary to complete our HPI database and other proteomics projects. In addition, we are still in the process of integrating our proprietary protein databases with information on gene function. If we are unable to manufacture and operate our ProGEx system on a large scale or to integrate our protein databases with information on gene function, we may not be able to achieve our objectives in the field of proteomics.

Our other anticipated products, including a novel vaccine for the treatment of non-Hodgkins lymphoma, most likely will require that we enter into new collaborations before we can manufacture and market them, and are subject to the governmental regulatory process. Because we are in new and developing fields, and our research focuses on new and unproven technologies, our therapeutic vaccines, drugs and proteins that we develop may not be effective in humans, or may not meet regulatory requirements for safety and efficacy. In addition, even if we successfully develop a product, there may not be a substantial commercial market for that product.

WE ARE IN NEW AND DEVELOPING FIELDS AND THERE MAY NOT BE A MARKET FOR OUR PRODUCTS AND TECHNOLOGIES

We focus our technologies on the new and developing fields of proteomics and functional genomics. Our research is fundamentally unique and we cannot assure the acceptance of its scientific merit, the benefits of products produced by it or that the public will react favorably to it. Protein-based gene expression products and technologies, including our plant-derived proteins and our ProGEx system and GENEWARE technology, have limited commercial precedent. The usefulness of the information and products generated by our proteomics and functional genomics technologies is unproven, and our collaborators and potential collaborators may determine that they are not useful or cost-effective. In addition, we must develop these new products and technologies in time to meet market demand, if any. If we fail to do so, it is likely that other technologies and companies will predominate and we will not be able to earn a sufficient return on our investment.

WE HAVE A HISTORY OF LOSSES AND CANNOT PREDICT WHEN WE WILL BECOME PROFITABLE, IF AT ALL

We have had net losses in each year since our inception in 1987. We sustained a net loss of approximately $34.9 million in 1999 and $3.4 million for the six months ended June 30, 2000 and had an accumulated deficit of approximately $82.1 million as of June 30, 2000. Net cash flow provided by operating activities was positive in 1999 due principally to payments under the Dow agreement, but we incurred substantial non-cash charges of $31.8 million in 1999 due principally to a non-recurring expense associated with the acquisition of Large Scale Proteomics. Milestone payments from the Dow agreement are expected to be substantially lower in 2000, and we must enter into new collaborations, with parties not yet identified, to make up for this decline in cash flows. Additionally, we expect to spend significant amounts to fund research and development and to enhance our core technologies. As a result, we expect that our operating expenses will increase significantly and we will need to generate significant additional revenues from collaborations and the commercialization of our products and technologies to achieve profitability. We expect to incur substantial losses for the foreseeable future. If we are unable to enter into new collaborations, control our operating expenses and successfully commercialize our products and technologies, we may never become profitable.

WE MAY REQUIRE CAPITAL IN ADDITION TO THE PROCEEDS OF THIS OFFERING WHICH WE MAY NOT BE ABLE TO RAISE

In order for us to remain competitive, we must continue to develop our databases and improve our technologies, including our ProGEx system and GENEWARE technology, improve our database software and develop or acquire new technologies. We believe that the proceeds from this offering, together with revenues from our collaborations, research and development grants and all other sources will be sufficient to fund our operations for at least the next 24 months. However, changes in our business may occur that would consume available capital resources significantly sooner than we expect. If our capital resources are insufficient to meet future capital requirements and expenses, we will have to raise additional funds, which will decrease the value of our common stock. We may raise this capital through public or private financings or additional collaborations, strategic partnerships or licensing arrangements. If additional capital becomes necessary in the future, it would likely amount to at least tens of millions of dollars. If we are unable to raise sufficient additional capital, we will have to curtail or cease operations.

ALTERNATIVE METHODS MAY SUPERSEDE OUR TECHNOLOGIES OR MAKE THEM NON-COMPETITIVE

The genomics and proteomics businesses are intensely competitive. The genomics and proteomics industries are characterized by extensive research efforts which result in rapid technological progress. If our competitors succeed in developing products or technologies that are more effective than ours or that render our products or technologies obsolete or noncompetitive, our business will suffer.

Many universities, public agencies and established pharmaceutical, biotechnology, chemical and other life sciences companies with substantially greater resources then we have are developing and using technologies and are actively engaging in the development of products similar to or competitive with our products and technologies. Our competitors are using proteomics and genomics technologies to identify potential drug targets, therapeutic proteins and diagnostic marker proteins. In addition, our competitors have developed databases containing gene sequence, gene expression, genetic variation or other genomic information and are marketing or plan to market their data to pharmaceutical, biotechnology, chemical and other life sciences companies. To remain competitive, we must continue to invest in new and existing technologies, expand our databases and improve our bioinformatics software, including proprietary software used with our ProGEx system.

Our competitors may devise alternative methods to obtain proteomic and functional genomic information more rapidly, more completely or with greater accuracy than is achieved by using our ProGEx and GENEWARE systems. There has been and continues to be substantial academic and commercial research effort devoted to development of such alternative methods. If a successful replacement method is developed, it could undermine the commercial basis for the products and technologies we intend to provide.

WE MAY NOT BE ABLE TO ENTER INTO THE COLLABORATIONS NECESSARY TO FULLY DEVELOP AND COMMERCIALIZE OUR PRODUCTS AND TECHNOLOGIES, AND WE WILL BE DEPENDENT ON OUR COLLABORATORS IF WE DO

Although we intend to independently pursue some therapeutic product applications into the development stage, we will develop and commercialize most of our products only in collaboration with pharmaceutical, biotechnology, chemical and other life sciences companies. Our success will depend in large part on our ability to enter into future collaborations with other companies for the research and development, pre-clinical and clinical testing and the regulatory approval and commercialization of our products. Our reliance upon these companies for these capabilities will reduce our control over such activities and could make us dependent upon them.

To date, we have entered into only a limited number of collaborations. Generally, the scope of these collaborations has been to demonstrate the function of plant genes and the feasibility of using viral vectors to create proteins in plants and to identify the identifying marker proteins for drug development. Our agreements provide us with rights to participate in the commercial development of products resulting from the use of our technologies. We may be unable to obtain such rights in future collaborations. In addition, unforeseen delays or complications could arise and result in the breach of our contractual obligations with our collaborators and others, or render our technologies unable to perform at the quality and capacity levels required for success.

THE NON-RENEWAL OR PREMATURE TERMINATION OF THE DOW AGREEMENT OR OUR OTHER COLLABORATIONS COULD ADVERSELY AFFECT OUR REVENUES AND HARM OUR BUSINESS

In 1999 and for the six months ended June 30, 2000, the Dow agreement accounted for approximately 88% and 86% of our revenues, respectively. The Dow agreement terminates on September 1, 2001. If Dow terminates this agreement before then, we may be unable to quickly replace such a large customer with other sources of revenue, which would decrease our net revenues and might make it difficult for us to execute our business plan. In addition, if in the future our collaborations are similarly limited to a small number of major relationships, the loss of any future major collaborative agreement could reduce our revenue and delay or terminate the potential development or commercialization of any of our products or technologies.

CONFLICTS WITH OUR COLLABORATORS COULD HARM OUR BUSINESS

Conflicts with our collaborators could have a negative impact on our relationships with them and impair our ability to enter into future collaborations, either of which could adversely affect our business. Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors or terminate their agreements with us prematurely. Moreover, disagreements could arise with our collaborators over rights to our intellectual property and our rights to share in any of the future revenues from products or technologies resulting from use of our technologies, or our activities in separate fields may conflict with other business plans of our collaborators.

Dow owns or controls patent rights in the field of viral vectors covering the infection of plants and the expression of foreign genes in plants, and has informed us that it believes that some of our plant viral activities may fall within the scope of these patents. If we are unable to resolve this matter, and are found to have infringed upon these rights, our product development and research activities related to plant viruses which fall within the scope of Dow's patents may be delayed or terminated. These kinds of disagreements could result in costly and time-consuming litigation and divert our financial and managerial resources.

WE MUST ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PROVIDE SALES AND MARKETING SERVICES, OR DEVELOP THESE CAPABILITIES ON OUR OWN, IF WE ARE TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS AND TECHNOLOGIES

We have no sales or marketing force. Although we plan to enter into sales and marketing arrangements with third parties, we may not be able to enter into these arrangements on favorable terms, if at all. If we cannot enter into these arrangements, we must develop a sales and marketing force with sufficient technical expertise to generate demand for our products and technologies. Our inability to develop or contract for effective sales and marketing capabilities would significantly impair our ability to develop and commercialize our products.

IF OUR STRATEGIC DECISIONS DO NOT YIELD COMMERCIALLY VIABLE PRODUCTS, WE MAY NOT ACHIEVE PROFITABILITY

While our technologies may be applicable to multiple products in numerous industries, due to our limited financial and managerial resources we have made strategic decisions to pursue specific products in specific industries. This requires us to forego opportunities on other products and industries. We may not successfully select technologies or those genes or proteins with the most potential for commercial development, or we may not successfully commercialize any product based on our technologies or on genes or proteins that we discover. Our efforts may not produce viable commercial products and we may lose other, more profitable opportunities.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANUFACTURE OUR PRODUCTS IN COMMERCIAL QUANTITIES OR AT ACCEPTABLE COSTS

We have not yet commercially manufactured any products using our technologies, including proteins manufactured with our GENEWARE technology. We have only produced products on a small, test scale. The failure of our technologies to provide safe, effective, useful or commercially viable approaches to the discovery and development of drug targets and proteins which can be used as therapeutic would significantly limit our business plan and future growth.

WE MAY NOT BE ABLE TO CREATE AND COMMERCIALIZE A COMBINED PROTEOME AND GENOMIC SOURCE OF INFORMATION

We may not be able to successfully combine our proprietary protein data with genomic information. Even if we are able to integrate information on gene function with our proteomic databases, competing technologies may prove to be more effective or efficient, which would limit or eliminate our revenue opportunities. If we do not successfully create and commercialize a combined proteome and genome source of information, it could reduce our revenues.

WE MAY BE UNABLE TO RECRUIT AND RETAIN OUR SENIOR MANAGEMENT AND OTHER KEY SCIENTIFIC PERSONNEL ON WHOM WE ARE DEPENDENT

The loss of one or more of our senior management and other key scientific personnel could have a material adverse effect on our business and could inhibit our research and development and commercialization efforts.

Although we have entered into employment agreements with some of our key personnel, these employment agreements are for a limited period of time and not all key personnel have employment agreements. There is currently a shortage of skilled senior management in the biotechnology industry, which is likely to continue and intensify. In addition, we face competition for research scientists and technical staff from other companies, academic institutions, government entities, nonprofit laboratories and other organizations. Failure to recruit and retain senior management and scientific personnel on acceptable terms would prevent us from achieving our business objectives.

CATASTROPHIC DAMAGE TO ANY OF OUR FACILITIES COULD IMPAIR OUR BUSINESS

Our biological material and proprietary instrumentation and databases are currently located at one of three facilities. If a facility suffered catastrophic damage from a disaster, such as a fire, flood, earthquake, power loss or similar event, we might lose important, or even unique, materials, machinery, equipment and databases. Loss of such material, machinery, equipment and databases could delay or impair our operations and our research. The insurance we maintain which covers fire but not flood or earthquakes and generally covers the cost of replacement of facilities and equipment, may not be adequate to cover our losses resulting from disasters or other business interruptions. In addition, the potentially unique nature of our materials, instrumentation, databases and research activities could make it difficult for us to recover quickly from a disaster, if at all.

RISKS RELATED TO OUR INDUSTRY

IF COMPANIES IN THE PHARMACEUTICAL, BIOTECHNOLOGY, CHEMICAL AND LIFE SCIENCES INDUSTRIES DO NOT SUCCEED OR THEIR DEMAND FOR OUR PRODUCTS AND TECHNOLOGIES DECREASES, THEN OUR REVENUES COULD BE REDUCED

We expect to derive our revenues primarily from products and technologies provided to the pharmaceutical, biotechnology, chemical and life sciences industries. Accordingly, our success will depend directly on the success of the companies in these industries and their demand for our products and technologies. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in those industries, or their unwillingness or inability to use our products and technologies. These reductions and delays may result from factors which are not within our control, such as:

     - Changes in economic conditions generally

     - The extent to which companies in these industries conduct research and development involving proteomics and functional genomics in-house or through industry consortia

     - The extent to which genomic information is or is not made publicly available

     - Consolidation within one or more of these industries

     - Changes in the regulatory environment affecting these industries

     - Pricing pressures

     - Market-driven pressures on companies to consolidate and reduce costs

     - Other factors affecting research and development spending in these industries

IF COMPETITIVE PRODUCTS ARE BETTER THAN OUR PRODUCTS, THEN OUR BUSINESSES MAY
FAIL

The markets for protein development and production, including human and veterinary therapeutics and vaccines like the ones we are developing, are highly competitive. We believe that within the next year, virtually all of the genes in the human genome will be identified. We face significant competition in our protein product development and production efforts from entities using alternative, and in some cases higher volume and larger scale, approaches for the same purpose. Competitors with substantially greater resources, such as Oxford Glycosciences Plc and Celera Genomics Group of P.E. Corp., are actively developing products similar to or competitive with our products and potential products. Our competitors may succeed in developing products or obtaining regulatory approval before we do or in developing products that are more effective than those we develop or propose to develop. A large number of universities and other not-for-profit institutions, many of which are funded by the U.S. and foreign governments, are also conducting research to discover genes. Any one or more of these entities may discover and establish a patent position in one or more of the genes or proteins that we wish to study.

In addition, several pharmaceutical, biotechnology, chemical and other life sciences companies engage in research and development in the use of unique gene expression systems to produce therapeutic proteins. These competitors may develop products earlier than we do, obtain regulatory approvals faster than we can or develop products that are more effective than ours. At least one of our major competitors, Oxford Glyosciences, is located in Europe, and our ability to use our patent rights to prevent competition in the creation and use of proteomics-driven products and technologies is more limited outside of the United States. New developments are expected to continue, and discoveries by others may render our products and technologies non-competitive, which could lead to the failure of our business.

WE MAY NOT HAVE ACCESS TO SUFFICIENTLY COMPLETE, ACCURATE OR UNCONTAMINATED DATA FROM OUTSIDE SOURCES, INCLUDING GENOME SEQUENCE DATA WHICH WOULD INCREASE OUR COSTS AND COULD AFFECT OUR PRODUCT DEVELOPMENT EFFORTS

The efforts of the Human Genome Project and other private companies to create a complete catalog of the human genome may fail or not be sufficiently complete to enable us to fully integrate that data with our proprietary protein databases. In addition, we obtain our data from other sources, including our academic collaborators and our sources of cell and tissue samples. This data could contain errors or other defects which could corrupt our databases or our data sources may have acquired this information in a manner that violates various applicable legal requirements.

WE AND OUR COLLABORATORS MAY NOT OBTAIN FDA AND OTHER APPROVALS FOR OUR PRODUCTS IN A TIMELY MANNER, OR AT ALL

Drugs and diagnostic products are subject to an extensive and uncertain regulatory approval process by the FDA and comparable agencies in other countries. The regulation of new products is extensive, and the required process of laboratory testing and human studies is lengthy, expensive and uncertain. The burden of these regulations will fall on us to the extent we are developing proprietary products on our own. We may not be able to obtain the clearances and approvals necessary for the clinical testing, field-testing, manufacturing or marketing of our products. If the products are the result of a collaborative effort, these burdens may fall on our collaborators or we may share these burdens with them. We may not obtain FDA or other approvals for those products in a timely manner, or at all. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses. Even if we obtain FDA regulatory approvals, the FDA extensively regulates manufacturing, labeling, marketing, promotion and advertising after product approval. Further, once a manufacturer obtains regulatory approval, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer and manufacturing facility, including withdrawal of the product from the market. Finally, in some countries, regulatory agencies also set or approve the sale prices for drug products. Additionally, several of our product development areas may involve relatively new technology and have not been the subject of extensive product testing in humans. The regulatory requirements governing these products and related clinical procedures remain uncertain and the products themselves may be subject to substantial review by foreign governmental regulatory authorities that could prevent or delay approval in those countries. Regulatory requirements ultimately imposed on our products could limit our ability to test, manufacture and, ultimately, commercialize our products.

IF NEW RULES ISSUED BY THE USDA ADVERSELY AFFECT OUR COLLABORATORS' ABILITY TO COMMERCIALIZE GENETICALLY MODIFIED PRODUCTS, THEN OUR ABILITY TO SELL OUR PRODUCTS AND TECHNOLOGIES WILL BE SEVERELY IMPAIRED

We must comply with USDA regulations for outdoor releases of genetically engineered organisms as well as other products designed for use on or with agricultural products. Recently, the USDA released new regulations that prohibit the inclusion of genetically modified ingredients in products labeled as organic. The USDA regulations also prohibit the use of genetically modified fibers in clothing labeled as organic. These new regulations ultimately could make our products under development with our collaborators, including Dow, unattractive to or too expensive for consumers, or could cause the government to prohibit their sale or use. In addition, the USDA prohibits growing and transporting genetically modified plants except pursuant to an exemption or under special permits. We may use genetically modified plants as screening or production hosts. Changes in USDA policy regarding the movement or field release of genetically modified plant hosts could adversely affect our business by increasing the cost of our products and technologies or decreasing consumer demand for those products and technologies or causing the government to prohibit their sale or use.

FUTURE LEGAL AND REGULATORY REQUIREMENTS IMPOSED BY THE FDA MAY LIMIT OR DISCOURAGE THE USE OF OUR GENETICALLY ENGINEERED ORGANISMS AND PRODUCTS, WHICH COULD REDUCE OUR REVENUES

The FDA currently applies the same regulatory standards to foods developed through genetic engineering as it applies to foods developed through traditional plant breeding. However, genetically engineered food products will be subject to pre-market review if these products raise safety questions or if the FDA considers these products to be food additives. Our products and the products of our collaborators that contain genes that we identify or determine to have a particular function may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions, if the FDA considers them to be food additives or if the FDA changes its policy. Also, the FDA announced in a policy statement that it will not require that genetically engineered agricultural products be labeled as such, provided that these products are as safe and have the same nutritional characteristics as conventionally developed products. The FDA may reconsider or change its labeling policies, or local or state authorities may enact labeling requirements. Any such labeling requirements could reduce the demand for genetically-engineered products. In those products where production must be performed outdoors, the USDA prohibits manufacturers from growing and transporting genetically engineered plants except pursuant to an exemption or under strict controls. If our future products are not exempted by the USDA, it may be impossible to sell such products.

IF THERE IS NEGATIVE PUBLIC REACTION TO THE USE OF GENETICALLY ENGINEERED PRODUCTS AND TECHNOLOGIES, THEN THE MARKET FOR OUR PRODUCTS AND TECHNOLOGIES WILL BE ADVERSELY AFFECTED

The commercial success of some our products, if any, and of the products of some of our collaborators, will depend in part on public acceptance of the use of genetically engineered products including drugs, plants and plant products. Claims that genetically engineered products are unsafe for consumption or pose a danger to the environment may influence public attitudes. Negative public reaction to genetically modified organisms and products could result in greater government regulation of genetic research and resultant products, including stricter labeling requirements, and could cause a decrease in the demand for our products. The subject of genetically engineered organisms has received negative publicity and aroused public debate in a number of countries, including the United States and the countries of the European Community. The expressed preferences of a significant portion of consumers, particularly in Europe, but also in the United States, for non-genetically engineered food can substantially limit the marketing of genetically engineered food crops. Ethical and other concerns about our technologies, particularly the use of genes for commercial purposes and the products resulting from this use, could lead to greater regulation and trade restrictions on imports of genetically engineered products and adversely affect the market acceptance of our products and technologies. Governmental authorities could, for political or other reasons, limit the use of genetic processes or prohibit the practice of our GENEWARE technology. Consequently, if this regulation results in non-acceptance of food products derived from genetically engineered food crops it could reduce or eliminate our expected financial return from the Dow agreement in agricultural gene discovery and function, and our ability to successfully collaborate with additional companies in the agricultural industry.

WE MAY BE SUED FOR PRODUCT LIABILITY AND OUR PRODUCT LIABILITY INSURANCE MAY NOT BE ADEQUATE

The testing, marketing and sale of each of our and our collaborators' products will entail a risk of allegations of product liability, and third parties may assert substantial product liability claims against us. While we have limited product liability insurance to protect against product liability risks, adequate insurance coverage may not be available at an acceptable cost, if at all, in the future and a product liability claim or product recall could materially and adversely affect our business. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products the products we or our collaborators develop. If we are sued for any injury allegedly caused by our or our collaborators' products cause, our liability could exceed our total assets and our ability to pay the liability.

IF WE USE HAZARDOUS MATERIALS IN OUR BUSINESS IN A MANNER THAT CAUSES INJURY OR VIOLATES LAWS, WE MAY BE LIABLE FOR SUBSTANTIAL DAMAGES

Our research and development processes involve the use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. The chemicals we use include, but are not limited to, flammable solvents such as methanol and ethanol, ethidium dye which is a commonly used fluorescent dye for visualizing DNA and buffer solutions used in the purification of DNA. We also use several radioisotopes including phosphorous-32, carbon-14, sulfur-35, phosphorous-33, iodine-125 and hydrogen-3. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages and criminal penalties in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. Further, it is possible that the materials we use could contaminate another party's property. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets and our ability to pay the liability. In addition, compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research and development and production efforts.

Although we have general liability insurance, these policies contain exclusions for insurance against claims arising from pollution from chemical or radioactive materials. Our collaborators are working with these types of hazardous materials in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury we or our collaborators cause to persons or property by exposure to, or release of, any hazardous materials.

HEALTHCARE REFORM AND RESTRICTIONS ON REIMBURSEMENTS MAY LIMIT OUR FINANCIAL RETURNS ON OUR PRODUCTS

Our ability and that of our collaborators to commercialize therapeutics and diagnostic products may depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse us for the cost of these products. These third parties are increasingly challenging both the need for and the price of new medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics and diagnostics, and adequate third party reimbursement may not be available for any product to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

PATENT PROTECTION IN THE BIOTECHNOLOGY INDUSTRY IS UNCERTAIN WHICH MAY RESULT IN A DECREASE IN THE VALUE OF OUR PRODUCTS AND TECHNOLOGIES

We are involved in overlapping and rapidly evolving areas of biotechnology, pharmaceutical development and basic research involving viral vectors, plant transgenics, proteomics, functional genomics and immunotherapy. Each of these areas has been the subject of intense research and patenting activity throughout the world by our commercial competitors, actual and potential collaborators, academic institutions and government researchers. The U.S. Patent and Trademark Office generally keeps patent applications secret until it issues a patent. We cannot determine whether or not there are patents currently pending which, if issued, would prevent us from practicing our core technologies, commercializing them or developing commercially viable products based upon them.

The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions that will determine who has the right to develop a particular product. No clear policy has emerged regarding the breadth of claims covered in biotechnology patents in general and those relating to gene sequences in particular. In addition, recently there has been public debate questioning whether genomic sequence data should be patentable. The biotechnology patent situation outside the United States is even more uncertain and is currently undergoing review and revision in many countries. Changes in, or different interpretations of, patent laws in the United States and other countries might allow others to use our discoveries or to develop and commercialize products and technologies similar to our products and technologies without any compensation to us. Our potential collaborators or customers may conclude that uncertainties about patent protection decrease the value of our databases, products and services.

Throughout the world there are numerous issued patents, as well as published European patent applications which may issue as patents, many of which relate to our current operations, our anticipated future operations and the products we are likely to develop. The scope of these patents is a matter of legal interpretation and is subject to uncertainty. We have not obtained, nor do we intend to obtain, opinions from our patent counsel that we have freedom to conduct our commercial activities free of claims of patent infringement from third parties. For example, we are aware of one company, Enzon, Inc., that has a broad portfolio of patents which generically claim single chain antibodies and that, in letters mailed to numerous companies including us, has asserted that any company using or making such antibodies will require a patent license from them. We are assessing these patents and have been informed that licenses are available, but if these licenses are required, we may not be able to obtain them on commercially reasonable terms.

OUR PATENT APPLICATIONS MAY NOT RESULT IN ISSUED PATENTS THAT ARE ENFORCEABLE

Our disclosures in our patent applications may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we do not know which of our patent applications will result in enforceable patents. Our patent applications may not issue as patents, and any patents that are issued to us may not provide commercially meaningful protection against competitors. Any issued patent may not provide us with competitive advantages. Others may challenge our patents or independently develop similar products which could result in an interference proceeding in the U.S. Patent and Trademark Office. Others may be able to design around our issued patents or develop products similar to our products. In addition, others may discover uses for genes or proteins other than those uses covered in our patents, and these other uses may be separately patentable.

PUBLIC DISCLOSURE AND PATENTS RELATING TO GENES AND GENE SEQUENCES HELD BY OTHERS MAY LIMIT OUR PROPRIETARY RIGHTS

The Human Genome Project and many companies and institutions have identified genes and deposited those sequences in public databases and are continuing to do so. These public disclosures might limit the scope of our claims or make unpatentable subsequent patent applications on full-length gene sequences. We are aware of issued patents and patent applications containing subject matter such that we or our licensees or collaborators may require a license or rights in order to research, develop or commercialize some of our products and technologies. We may find that licenses relating to such subject matter will not be available on acceptable terms, or at all.

PATENT INFRINGEMENT OR ENFORCEMENT LITIGATION OR INTERFERENCE PROCEEDINGS COULD BE COSTLY AND DISRUPT OUR BUSINESS AND MAY PREVENT US FROM COMMERCIALIZING OUR PRODUCTS

The technology that we use to develop our products and key resources, and those that we incorporate in our products and technologies, may be subject to claims by third parties, including our collaborators, that they infringe the patents or proprietary rights of others. We also may need to enforce our patent rights in actions against others, which could be expensive. The risk of this occurring will tend to increase as the proteomics, genomics and biotechnology industries expand, more patents are issued and other companies attempt to discover genes and proteins and engage in other proteomics, genomics and biotechnology-related businesses.

With respect to identifying proteins uniquely associated with disease states or as targets for drug therapy, we are aware that companies have published patent applications relating to nucleic acids encoding specific proteins. For example, Oxford GlycoSciences plc stated publicly that it has filed patent applications claiming new utilities for known proteins and that it intends to file additional applications as it expands its proteomics capacities. These applications may have priority over ours or may force us to litigate the issue of priority in a special proceeding known as an interference. If the U.S. Patent and Trademark Office issues patents to these companies, their patents may limit our ability and the ability of our collaborators to practice under any patents that may be issued to us. Also, even if the U.S. Patent and Trademark office issues us a patent, the scope of coverage or protection afforded to the patent may be limited.

On May 16, 2000, the United States Patent and Trademark Office issued to Oxford Glycosciences a patent entitled "computer-assisted methods and apparatus for identification and characterization of biomolecules in a biological sample" which contains claims directed to specified proteomics methods and an apparatus. In public statements, Oxford Glycosciences has asserted that this patent broadly covers methods and an apparatus used in proteomics. We do not believe that our proteomics methods and apparatus infringe any valid claim of this patent, because we believe that the Oxford Glycosciences' invention is narrower than its public statement of what the patent covers. However, we may be forced to bear the costs associated with any legal proceedings relating to the patent. Further, if it is concluded that our methods or apparatus infringe a valid claim of the Oxford Glycosciences patent, it will be necessary for us to either obtain a license from Oxford Glycosciences or change our methods or apparatus and we could be enjoined from further operations that infringe the patent.


WE MAY NOT BE ABLE TO PROTECT OUR KNOW-HOW AND TRADE SECRETS

We generally control the disclosure and use of our know-how and trade secrets using confidentiality agreements. It is possible, however, that:

     - Some or all confidentiality agreements will not be honored

     - Third parties will independently develop equivalent technology

     - Disputes will arise with our consultants, collaborators or others concerning the ownership of intellectual property

     - Unauthorized disclosure of our know-how or trade secrets will occur

RISKS RELATED TO THIS OFFERING

THE PRICE OF OUR COMMON STOCK COULD BE EXTREMELY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL OFFERING PRICE

Before this offering, our common stock was not traded on a public market. An active trading market may not develop following completion of this offering, and if it develops, may not be maintained. Negotiations between us and representatives of the underwriters will determine the initial public offering price. This price may not be indicative of prices that may prevail later in the market. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly life science companies such as ours, have been highly volatile. In addition, broad market and industry fluctuations that are not within our control may adversely affect the trading price of our common stock. You may not be able to resell your shares at or above the initial public offering price.

In addition, our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. In addition to the risks and uncertainties described in this section, some of the factors that could cause our operating results to fluctuate include:

     - Expiration of contracts with collaborators or government research grants, which may not be renewed or replaced

     - The success rate of our discovery efforts leading to milestones and royalties

     - The timing and willingness of collaborators to commercialize products which would result in royalties

     - General and industry-specific economic conditions, which may affect our and our collaborators' research and development expenditures

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet expectations of stock market analysts and investors. In that case, our stock price would probably decline.

WE HAVE BROAD DISCRETION IN THE USE OF THE NET PROCEEDS FROM THIS OFFERING AND MAY NOT USE THEM EFFECTIVELY

As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds. Our management currently intends to use the net proceeds as described in "Use of Proceeds." The failure by our management to apply these funds effectively could have an adverse effect on our business.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION


The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Investors purchasing common stock in this offering will incur immediate dilution of $13.76 in net tangible book value per share of common stock, based on an initial public offering price of $17.00 per share, after deducting the estimated underwriting discounts and offering expenses we must pay.


CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS ENABLES THEM TO COLLECTIVELY CONTROL ALL SIGNIFICANT CORPORATE DECISIONS


Following this offering, our directors, our executive officers and entities affiliated with our directors and our executive officers will beneficially own, in the aggregate, approximately 42.2% of our outstanding common stock. These stockholders as a group will be able to elect our directors and officers, control our management and affairs and be able to control most matters requiring the approval of our stockholders, including any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership will also prevent a change of control of our company at a premium price if these stockholders oppose it.


PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

Provisions in our charter and bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our common stock or delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may adversely affect our stock price.

THERE IS A LARGE NUMBER OF SHARES OF OUR COMMON STOCK THAT MAY BE SOLD FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK


Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. Upon completion of this offering, we will have outstanding an aggregate of 22,861,166 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, or the Securities Act, unless affiliates purchase these shares. The remaining 17,861,166 shares of common stock existing stockholders hold are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act. There are 781,484 restricted shares available for sale in the public market. An additional 7,879,311 restricted shares held by some of our shareholders will be available for sale in the public market upon the expiration of a 180-day lock-up entered into by such shareholders and 9,050,371 restricted shares held by our officers and directors and related persons will be available for sale in the public market upon the expiration of a 240-day lock-up entered into by such persons. Of these restricted securities, the holders of 5,010,002 shares have the right to require us to register their shares for sale under the Securities Act six months following the completion of this offering.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, beliefs and assumptions. We use words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                             ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of its delivery or of any sale of our common stock.

We own or have the right to various trademarks, service marks and trade names used in our business. These include EXPRESSVECTOR(R), GENEWARE(R), HPI(TM), HUMAN PROTEIN INDEX(TM), ISO-DALT(R), KEPLER(R), LARGE SCALE BIOLOGY(TM), LARGE SCALE PROTEOMICS(TM), MAP(TM), MED(TM), MOLECULAR ANATOMY AND PATHOLOGY(TM), MOLECULAR EFFECTS OF DRUGS(TM), PHARMACEUTICAL PROTEOMICS(TM), PCOS(R) AND ProGEx(TM). This prospectus also includes trademarks, service marks and trade names owned by other companies.

                                USE OF PROCEEDS


We estimate our net proceeds from the sale of the 5,000,000 shares of our common stock in this offering will be approximately $77.1 million, or $88.9 million if the underwriters' overallotment option is exercised in full, at an initial public offering price of $17.00 per share, after deducting the underwriting discounts and estimated offering expenses we must pay. We currently anticipate that we will use the net proceeds as follows:


     - 30% for research and development activities

     - 30% for product development initiatives

     - 20% for capital expenditures and

     - 20% for working capital and other general corporate purposes

In addition, we may use a portion of the net proceeds from this offering to acquire or invest in complementary businesses or to obtain the right to use complementary technologies. We currently have no agreements or commitments regarding any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction. As of the date of this prospectus, we can only estimate the amounts we plan to spend on any of the particular uses listed above or the timing of such expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. The amounts actually expended for each of the purposes listed above may vary significantly depending upon a number of factors, including the progress of our sales and marketing programs, our capital spending requirements and developments in biotechnology. Pending these uses, the net proceeds from this offering will be invested in short-term, interest-bearing, investment grade debt instruments.

                                DIVIDEND POLICY

We have never declared or paid dividends on our common stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

The following table summarizes our cash and cash equivalents and marketable securities and our capitalization as of June 30, 2000:
     - on an actual basis;

     - on a pro forma basis giving effect to the conversion of all shares of our outstanding convertible preferred stock into 8,441,468 shares of our common stock upon the completion of this offering; and


     - on a pro forma as adjusted basis to reflect the conversion of our convertible preferred stock and the receipt of the estimated net proceeds from the issuing and selling of 5,000,000 shares of common stock in this offering, based on an initial public offering price of $17.00 per share, after deducting the underwriting discounts and estimated offering expenses we must pay. The pro forma as adjusted data also gives effect to the reclassification of our warrant liability of $10.8 million as of June 30, 2000 to permanent equity upon completion of this offering. The pro forma as adjusted data also includes the non-cash compensation expense associated with employee stock options to be recorded upon completion of this offering. The non-cash compensation expense related to these options, assuming no forfeitures, will be approximately $7.3 million.


The number of shares in the table below is based on the number of shares of common stock outstanding as of June 30, 2000 and excludes:

     - 4,125,450 shares of common stock issuable on the exercise of stock options outstanding at June 30, 2000 at a weighted average exercise price of $5.42 per share;

     - 829,331 shares of common stock reserved for issuance under our stock option plans at June 30, 2000;

     - 2,112,386 shares of common stock issuable on the exercise of warrants outstanding at June 30, 2000 at a weighted average exercise price of $8.22 per share; and


     - up to 1,015,000 shares of common stock which Dow has the right to purchase as described under "Transactions and Relationships with Related Parties -- Agreement with Dow."


This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the accompanying notes appearing elsewhere in this prospectus.


                                                              ------------------------------------
                                                                         JUNE 30, 2000
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
In thousands, except share data
Cash and cash equivalents and marketable securities.........  $  6,299    $   6,299    $    83,349
                                                              ========    =========    ===========
Long-term debt and warrant liability........................  $ 12,776    $  12,776    $     1,950
                                                              ========    =========    ===========
Stockholders' equity:
  Convertible preferred stock, $.001 par value; 10,000,000
     shares authorized, 5,605,813 shares issued and
     outstanding, actual; 10,000,000 shares authorized and
     no shares issued and outstanding, pro forma and pro
     forma as adjusted......................................    40,497           --             --
  Common stock, $.001 par value; 60,000,000 shares
     authorized, 9,419,698 shares issued and outstanding,
     actual; 60,000,000 shares authorized, 17,861,166 shares
     issued and outstanding, pro forma; and 60,000,000
     shares authorized, 22,861,166 shares issued and
     outstanding, pro forma as adjusted.....................    39,827       80,324        175,500
  Shareholder notes receivable..............................      (114)        (114)          (114)
  Deferred compensation.....................................    (6,500)      (6,500)        (6,500)
  Accumulated deficit.......................................   (82,108)     (82,108)       (89,408)
                                                              --------    ---------    -----------
     Total stockholders' equity.............................    (8,398)      (8,398)        79,478
                                                              --------    ---------    -----------
     Total capitalization...................................  $  4,378    $   4,378    $    81,428
                                                              ========    =========    ===========

                                    DILUTION


If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value at June 30, 2000 was approximately ($13.8) million, or ($0.77) per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all of our outstanding convertible preferred stock into 8,441,468 shares of our common stock. After giving effect to the issuance and sale of 5,000,000 shares of our common stock in this offering, at an initial public offering price of $17.00 per share, after deducting the underwriting discounts and estimated offering expenses we will pay, and after giving effect to the reclassification of our warrant liability into permanent equity, our pro forma as adjusted net tangible book value at June 30, 2000, would have been $74.1 million, or $3.24 per share. This represents an immediate increase in net tangible book value of $4.01 per share to our existing stockholders and an immediate dilution of $13.76 per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:



                                                              ----------------
Assumed initial public offering price per share.............            $17.00
  Pro forma net tangible book value per share at June 30,
     2000...................................................  $(0.77)
  Increase per share attributable to new investors..........    4.01
                                                              ------
Pro forma as adjusted net tangible book value per share
  after the offering........................................              3.24
                                                                        ------
Dilution per share to new investors.........................            $13.76
                                                                        ======


Upon completion of this offering, our warrant liability will be reclassified to permanent equity. Had such reclassification occurred at June 30, 2000 our pro forma net tangible book value would have been approximately ($3.0) million or ($0.17) per share of common stock.


The following table summarizes, at June 30, 2000, on a pro forma as adjusted basis, the total number of shares of common stock outstanding and the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering, at an initial public offering price of $17.00 per share, before deducting the underwriting discounts and estimated offering expenses we must pay:



                                                  ---------------------------------------------------------------
                                                    SHARES PURCHASED       TOTAL CONSIDERATION
                                                  --------------------    ----------------------    AVERAGE PRICE
                                                    NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                                  ----------   -------    ------------   -------    -------------
Existing stockholders...........................  17,861,166     78.1%    $ 48,488,000     36.3%       $ 2.71
New investors...................................   5,000,000     21.9%      85,000,000     63.7%       $17.00
                                                  ----------    -----     ------------    -----
Totals..........................................  22,861,166    100.0%    $133,488,000    100.0%       $ 5.84
                                                  ==========    =====     ============    =====


The above computations are based on the number of shares of common stock outstanding as of June 30, 2000 and exclude:

     - 4,125,450 shares of common stock issuable on the exercise of stock options outstanding at June 30, 2000 at a weighted average exercise price of $5.42 per share;

     - 829,331 shares of common stock reserved for issuance under our stock option plans at June 30, 2000;

     - 2,112,386 shares of common stock issuable on the exercise of warrants outstanding at June 30, 2000 at a weighted average exercise price of $8.22 per share; and


     - up to 1,015,000 shares of common stock which Dow has the right to purchase as described under "Transactions and Relationships with Related Parties -- Agreement with Dow."


The exercise of these options or warrants could further dilute the interests of new investors. For additional information regarding these shares, options and warrants, see "Capitalization," "Management -- Benefit Plans," "Description of Capital Stock" and Note 10 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

You should read the following financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the statements of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the year ended December 31, 1999 and the six months ended June 30, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and June 30, 2000 reflects our acquisition of Large Scale Proteomics on February 1, 1999.


We calculated the unaudited pro forma net loss per share on a pro forma basis to reflect the conversion of all shares of our convertible preferred stock into 8,441,468 shares of our common stock upon completion of this offering. The unaudited pro forma net loss per share does not reflect the non-cash compensation expense associated with stock options that employees may exercise upon completion of this offering. The non-cash compensation expense related to these options, assuming no forfeitures, will be approximately $7.3 million.

                                               -------------------------------------------------------------------

                                                                     YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------------
                                                  1995          1996          1997        1998(1)        1999(1)
In thousands, except share and per share data  ----------    ----------    ----------    ----------    -----------
STATEMENT OF OPERATIONS DATA
Revenues...                                    $      836    $      797    $    2,108    $    3,394    $    16,090
Costs and expenses:
  Development agreements...                           757           300         1,735         2,565          8,034
  Research and development...                       5,750         8,395         5,872         6,973          9,163
  General, administrative and marketing...          1,804         2,217         3,363         3,492          8,333
  Purchased research and development...                --            --            --            --         21,362
                                               ----------    ----------    ----------    ----------    -----------
        Total costs and expenses...                 8,311        10,912        10,970        13,030         46,892
                                               ----------    ----------    ----------    ----------    -----------
Gain on litigation settlements...                      --            --         2,000         1,890          1,300
                                               ----------    ----------    ----------    ----------    -----------
Loss from operations...                            (7,475)      (10,115)       (6,862)       (7,746)       (29,502)
Total other income (expense)...                       151           879           293        (1,009)        (5,203)
                                               ----------    ----------    ----------    ----------    -----------
Net loss before provision for income taxes...      (7,324)       (9,236)       (6,569)       (8,755)       (34,705)
Provision for income taxes...                          --            --            --            --            190
                                               ----------    ----------    ----------    ----------    -----------
Net loss...                                    $   (7,324)   $   (9,236)   $   (6,569)   $   (8,755)   $   (34,895)
                                               ==========    ==========    ==========    ==========    ===========
Net loss per share -- basic and diluted...     $    (0.81)   $    (1.01)   $    (0.70)   $    (0.93)   $     (3.76)
                                               ==========    ==========    ==========    ==========    ===========
Weighted average shares outstanding -- basic
  and diluted...                                9,019,137     9,180,432     9,332,235     9,366,774      9,275,228
                                               ==========    ==========    ==========    ==========    ===========
Unaudited pro forma net loss per share --
  basic and diluted...                                                                                 $     (2.01)
                                                                                                       ===========
Pro forma weighted average shares
  outstanding -- basic and diluted...                                                                   17,330,475
                                                                                                       ===========

                                               --------------------------
                                                       SIX MONTHS
                                                     ENDED JUNE 30,
                                               --------------------------
                                                  1999           2000
In thousands, except share and per share data  -----------    -----------
STATEMENT OF OPERATIONS DATA
Revenues...                                    $     6,130    $    11,233
Costs and expenses:
  Development agreements...                          3,495          3,869
  Research and development...                        4,065          7,395
  General, administrative and marketing...           4,351          4,058
  Purchased research and development...             21,362             --
                                               -----------    -----------
        Total costs and expenses...                 33,273         15,322
                                               -----------    -----------
Gain on litigation settlements...                    1,300             --
                                               -----------    -----------
Loss from operations...                            (25,843)        (4,089)
Total other income (expense)...                         42            713
                                               -----------    -----------
Net loss before provision for income taxes...      (25,801)        (3,376)
Provision for income taxes...                           --             --
                                               -----------    -----------
Net loss...                                    $   (25,801)   $    (3,376)
                                               ===========    ===========
Net loss per share -- basic and diluted...     $     (2.78)   $     (0.36)
                                               ===========    ===========
Weighted average shares outstanding -- basic
  and diluted...                                 9,265,782      9,375,282
                                               ===========    ===========
Unaudited pro forma net loss per share --
  basic and diluted...                         $     (1.52)   $     (0.19)
                                               ===========    ===========
Pro forma weighted average shares
  outstanding -- basic and diluted...           16,924,083     17,816,750
                                               ===========    ===========

                                                            ---------------------------------------------------------------------
                                                                               AS OF DECEMBER 31,                         AS OF
                                                            --------------------------------------------------------    JUNE 30,
                                                              1995        1996        1997      1998(1)     1999(1)       2000
                       In thousands                         --------    --------    --------    --------    --------    ---------
BALANCE SHEET DATA
Cash and cash equivalents.................................  $  3,864    $  4,237    $  2,708    $  3,484    $  6,975    $  6,299
Marketable securities.....................................    15,138       5,261          --       4,086       7,124          --
Working capital (deficit).................................    19,518      10,039       1,385       2,514      (1,514)     (8,715)
Total assets..............................................    23,130      14,238       8,388      17,590      31,762      24,750
Long-term debt and warrant liability......................        --          --         205       4,061      13,837      12,776
Convertible preferred stock...............................     8,531       8,531       8,894      15,848      40,497      40,497
Accumulated deficit.......................................   (19,277)    (28,513)    (35,082)    (43,837)    (78,732)    (82,108)
Total stockholders' equity (deficit)......................    22,303      12,167       6,261       2,927      (6,703)     (8,398)

------------------
(1) As restated, see Note 15 to the consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

Large Scale Biology uses its proprietary proteomics and functional genomics technologies, to develop products and establish commercial collaborations with pharmaceutical, biotechnology, chemical and other life sciences companies, to enable the transformation of proteomic and genomic information into multiple product opportunities, such as drug targets, therapeutics and diagnostics for drug effectiveness and toxicity.

Before February 1999, we were primarily engaged in the development and commercialization of genomics technologies. In February 1999, we acquired 92.5% of the outstanding common stock of Large Scale Proteomics, a company primarily engaged in the development of proteomics technologies. In March 2000, we acquired the remaining 7.5% of Large Scale Proteomics' common stock. We used the purchase method of accounting to record this acquisition.

We recognize revenues from our collaborative agreements, which typically provide for research funding, technology access fees and milestone payments. We record technology access fees and milestone payments as deferred revenue. We amortize these technology access fees and milestone payments on a straight-line basis over the remaining life of the related collaborative agreement. The life of a collaborative agreement is based on the terms of the agreement and does not include renewal periods, unless renewal is assured. Upon renewal of an agreement, we will account for any contract extension prospectively, recognizing the related technology access fees and milestone payments in the periods to which they relate. We recognize research funding as we earn it.

In September 1998, we entered into a three-year collaboration and license agreement with Dow. The Dow agreement provides funding for sponsored genomics research, royalties when Dow sells products that result from this collaboration, technology access fees and payments when we reach specific milestones. Revenues from the Dow agreement represented 86%, 88% and 84% of our revenues during the six months ended June 30, 2000 and the years ended December 31, 1999 and 1998, respectively. We expect to recognize revenue of $11.2 million and $7.4 million during the years ending December 31, 2000 and 2001, related to the amortization of deferred revenue of $18.6 million as of December 31, 1999 related to the Dow Agreement. In the event of the termination of the Dow contract, any deferred revenue balances would be recognized as revenue as of the termination date. The milestone and technology access fee payments under the Dow agreement are material to the results of our operations. Should we receive additional milestone payments, or if the term of the agreement is modified, the impact on revenue will be dependent upon the nature of the additional payments and the modified term of the Dow agreement. As a result, future revenues related to these payments and operating margins could be materially higher or lower than previously reported.

We have incurred significant losses in each year since our inception in 1987. As of June 30, 2000, we had an accumulated deficit of $82.1 million. We expect additional losses as we expand our research and development efforts, make investments in strategic collaborations and enhance our technologies. After this offering, we hope to start or expand clinical studies for some of our products under development and internally funded research projects. The resulting increase in expenses could delay our profitability and result in increased annual net losses.


As a result of stock options granted in December 1999, we recorded deferred compensation of $7.8 million. This amount will be amortized ratably over the three year vesting period of the options. In addition, we granted options which officers and key employees can exercise upon our initial public offering. As a result, we will recognize non-cash compensation expense upon the closing of this offering based on the difference between the exercise price of these options and the initial public offering price of our common stock. The non-cash compensation expense related to these option grants will be approximately $7.3 million.

The Company has restated its 1998 and 1999 financial statements. See Note 15 to the consolidated financial statements.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2000 and 1999

Revenues. Revenues in the six months ended June 30, 2000 were $11.2 million, an increase of $5.1 million, or 83%, over the six months ended June 30, 1999. Revenues earned under the Dow agreement were $9.6 million in the six months ended June 30, 2000 and $5.3 million in the six months ended June 30, 1999. This increase in revenues from the Dow agreement was mostly attributable to amortization of deferred revenue from milestone payments received after the first quarter of 1999. Revenues from the operations of Large Scale Proteomics were $1.3 million in the six months ended June 30, 2000 and $786,000 in the six months ended June 30, 1999. This increase in revenues was attributable to more revenue activities during the six months ended June 30, 2000. The six months ended June 30, 2000 also included the results of six months of Large Scale Proteomics versus five months in 1999 from the date of acquisition.

Development agreement expenses. Development agreement expenses relate to research activities incurred in connection with our collaborative agreements. Development agreement expenses in the six months ended June 30, 2000 were $3.9 million, an increase of $374,000 or 11%, over the six months ended June 30, 1999. The increase is primarily attributable to an increased level of research activity under the Dow agreement. Research activities under the Dow agreement accounted for $3.2 million in the six months ended June 30, 2000 and $2.9 million in the six months ended June 30, 1999 of our development agreement expenses.

Research and development expenses. Research and development expenses in the six months ended June 30, 2000 were $7.4 million, an increase of $3.3 million, or 82%, over the six months ended June 30, 1999. This increase was largely attributable to the addition of research personnel and increases in research funding paid to third persons. Also, the increase is attributable to expenses only being included after the date of Large Scale Proteomics' acquisition, February 1, 1999, resulting in six months of expenses for 2000 versus five months of expenses for 1999.

General, administrative and marketing expenses. General, administrative and marketing expenses in the six months ended June 30, 2000 were $4.1 million, a decrease of $293,000, or 7%, from the six months ended June 30, 1999. The decrease in the six months ended June 30, 2000 was the result of a charge of $1.5 million during 1999 related to previously capitalized patent costs. Offsetting this charge were increased general and administrative costs to support expanded operations and expenses only being included after the date of Large Scale Proteomics' acquisition, February 1, 1999, resulting in six months of expenses for 2000 versus five months of expenses for 1999.

Purchased research and development expenses. Purchased research and development expenses in the six months ended June 30, 1999 were $21.4 million. This amount represents a charge for in-process research and development acquired in connection with our acquisition of Large Scale Proteomics. We did not have purchased research and development expenses in the six months ended June 30, 2000.

Other income and expenses. Total other income in the six months ended June 30, 2000 was $713,000, an increase of $671,000 over the six months ended June 30, 1999. The increase in the six months ended June 30, 2000 was attributable to a $554,000 warrant accretion gain applicable to the six months ended June 30, 2000 and increased interest income.

Net loss. Net loss in the six months ended June 30, 2000 was $3.4 million, a decrease of $22.4 million from the six months ended June 30, 1999. The decrease is principally the result of a $21.4 million charge for purchased research and development during the six months ended June 30, 1999 and increased revenues described above.

Years Ended December 31, 1999, 1998 and 1997

Revenues. Revenues in 1999 were $16.1 million, an increase of $12.7 million, or 374%, from 1998. Revenues in 1998 were $3.4 million, an increase of $1.3 million, or 61%, over 1997. Revenues earned under the Dow agreement were $14.2 million in 1999 and $2.9 million in 1998. The increase in 1999 revenues from the Dow agreement reflects a full year of research activities as compared to four months in 1998. The increase in 1999 revenues is also because of $1.8 million of revenues from the operations of Large Scale Proteomics since February 1, 1999, the effective date of its acquisition.

Development agreement expenses. Development agreement expenses in 1999 were $8.0 million, an increase of $5.5 million, or 213%, over 1998. Development agreement expenses in 1998 were $2.6 million, an increase of $830,000, or 48%, over 1997.

Research activities under the Dow agreement accounted for $6.7 million in 1999 and $1.5 million in 1998 of our development agreement expenses. The increase in development agreement expenses in 1999 from the Dow agreement reflects the inclusion of a full year of research activities as compared to four months in 1998. Additionally, the operations of Large Scale Proteomics since February 1, 1999 accounts for $1.3 million of the increase in 1999. We expect that development agreement expenses will increase if we are required to expand our work force and facilities to meet commitments under any new collaborative agreements.

Research and development expenses. Research and development expenses in 1999 were $9.2 million, an increase of $2.2 million, or 31%, over 1998. Research and development expenses in 1998 were $7.0 million, an increase of $1.1 million, or 19%, over 1997. The inclusion of the operations of Large Scale Proteomics since February 1, 1999 accounts for approximately $1.1 million of the increase in 1999. The addition of research personnel, increases in research funding paid to third persons and new acquired or expanded research facilities in Vacaville, California, Owensboro, Kentucky and Rockville, Maryland accounts for the remainder of the increase in 1999 and substantially all of the increase in 1998. We anticipate that research and development expenses will continue to increase as we make expenditures for clinical trials to develop pharmaceutical products and internally fund research projects.

General, administrative and marketing expenses. General, administrative and marketing expenses in 1999 were $8.3 million, an increase of $4.8 million, or 139%, over 1998. General, administrative and marketing expenses in 1998 were $3.5 million, an increase of $129,000, or 4%, over 1997. The increase in 1999 was partially due to an increase in legal and regulatory fees of $1.2 million related to patents for which the Company has not yet generated income from operations and positive cash flows. The increase in 1999 also includes a $1.5 million charge for previously capitalized patent costs. This charge was the result of our determination that a legal settlement with a patent licensee in 1999 indicated that certain patents and underlying technologies would have limited or no ability to generate income from operations and future cash flows. Additionally, the inclusion of operations of Large Scale Proteomics since February 1, 1999 accounts for $2.0 million of the increase in 1999. We anticipate that our legal and regulatory expenses related to our patents will continue to increase as we file, prosecute and defend new and existing patents. We also expect general, administrative and marketing expenses to increase as we expand our infrastructure to accommodate our anticipated growth.

Purchased research and development expenses. Purchased research and development expenses in 1999 were $21.4 million. This amount represents a charge for in-process research and development acquired in connection with our acquisition of Large Scale Proteomics. We did not have purchased research and development expenses in 1998 or 1997.

Purchased research and development expenses represent the value of purchased in-process research and development projects that had not reached technological feasibility at the date of acquisition. We did not identify any alternative future uses or markets for these projects because of their unique qualities. An independent appraiser valued the purchased research and development using the risk-adjusted cash flow approach, which includes an analysis of the projected future cash flows that were expected from the progress made on each of the in-process projects before the date of acquisition and the risks associated with achieving such cash flows. We expensed the value allocated to purchased in-process research and development at the date of acquisition. Projects already commercialized at the date of the valuation were valued and recorded as core technology.

We estimated future cash flows for in-process research and development by first forecasting, on a project-by-project basis, total revenues expected from sales of each in-process project. We do not anticipate revenues from the in-process research and development projects until approximately one year into the forecast. We deducted appropriate operating expenses, cash flow adjustments and contributory asset returns from projected future revenues, and we made adjustments to remove the value contributed by core technology. We did not assume any anticipated expense reductions due to synergies between Large Scale Proteomics and us. The analysis resulted in a forecast of net returns on each in-process project. We then discounted these net returns to a present value at discount rates that incorporate the project specific risks associated with each purchased in-process research and development project. The project specific risk factors considered included the complexity of the development effort, the likelihood of achieving technological feasibility and the likelihood of market acceptance. We believed the applied discount rate of 50% adequately accounts for the additional risks associated with the in-process technologies over other technologies existing at the acquisition date.

We based the forward looking data employed in the analysis of in-process research and development on our estimate of future performance of our business. We believe the assumptions used were reasonable. However, the assumptions we used may be incomplete or inaccurate, and unanticipated events and circumstances may occur, which could cause a material adverse effect on our financial condition and results of operations. The forecasted results used in the analysis for the in-process projects have not varied significantly from the actual results achieved through December 31, 1999.

Purchased in-process research and development projects are briefly described below, including the status of products within each project at the acquisition date.

- Proteomics -- The proteomics technology applies sample preparation and fractionation, high-throughput, high-resolution two-dimensional gels, mass spectrometry, databases and bioinformatics software to the discovery and development of drugs, diagnostics and agricultural chemicals. The proteomics technology was completed during the quarter ended March 31, 2000.

- Virus -- The virus detection technology allows for the rapid discovery of new yet difficult to propagate viruses, addressing a wide range of suspected viral diseases. We expect the virus detection technology to be completed in 2003. We estimated that after June 30, 2000 we will need to spend approximately $10.0 million related to personnel and system prototype development in order to complete development of virus technology by 2003.

Other income and expenses. Total other net expenses in 1999 were $5.2 million, an increase in expenses of $4.2 million over 1998. Total other expenses in 1998 were $1.0 million, as compared to income of $293,000 in 1997. The increase in expenses in 1999 and 1998 is the result of changes in the fair value of a warrant liability.


Provision for income tax. In 1999, although we had a net loss of $34.7 million before provision for income taxes, we had taxable income for federal and state income tax purposes which we offset by our use of federal and state net operating loss carryforwards. As a result, we incurred alternative minimum taxes of $190,000. Taxable income in 1999 was primarily because of taxable milestone payments under the Dow agreement and the charge for in-process research and development which was not deductible for tax purposes. We incurred taxable net losses in 1998 and 1997 and, consequently, did not pay any federal or state income taxes in those years. At December 31, 1999, we had net operating loss carryforwards of approximately $32.7 million for federal tax purposes and $11.1 million for state tax purposes available to reduce future taxable income. Our federal net operating loss carryforwards expire between 2006 through 2018 and our state net operating loss carryforwards expire between 2001 through 2003. In addition, at December 31, 1999, we had research and development credit carryforwards and alternative minimum tax carryforwards of approximately $2.7 million available for federal tax purposes and $1.9 million for state tax purposes. These federal carryforwards expire between 2003 through 2013 and these state carryforwards do not expire. We have provided a 100% valuation allowance against the related deferred tax assets as our ability to realize such tax benefits is not assured. Our ability to use these carryforwards is subject to significant limitations.


Net loss. Net loss in 1999 was $34.9 million, an increase of $26.1 million over 1998. Net loss in 1998 was $8.8 million, an increase of $2.2 million over 1997. Annual net losses have fluctuated depending on revenues from our collaborative agreements, research and development expenses and acquisition related charges.

LIQUIDITY AND CAPITAL RESOURCES

The increase in our annual need for funds reflects the expanding scope of our research and development activities. Since our inception, we have funded our operations primarily through payments from our collaborative agreements of $62.2 million, the sale of $48.5 million of our equity securities, other income of $6.8 million and debt and warrant financing of $9.1 million.

At June 30, 2000, we had cash and cash equivalents of $6.3 million. Net cash used in operating activities of $6.1 million in the six months ended June 30, 2000 was principally due to $12.1 million paid to our suppliers and employees partially offset by $4.0 million of research funding received under the Dow agreement. Net cash provided by operating activities of $6.3 million for the year ended December 31, 1999 was principally due to $16.6 million of milestone payments and $7.8 million of research funding received under the Dow agreement less $21.4 million paid to our suppliers and employees. Net cash provided by operating activities of $547,000 for the year ended December 31, 1998 was principally due to the $8.6 million technology access fee and $2.8 million of research funding received under the Dow agreement less $11.6 million paid to our suppliers and employees. Net cash used in operating activities of $4.3 million for the year ended December 31, 1997 was principally due to $2.0 million received under a litigation settlement and $2.1 million received from customers offset by $8.8 million paid to our suppliers and employees. Maintenance of positive net cash provided by operating activities will depend upon our entering into new collaboration agreements and the level of internally funded research and development activities.

Net cash provided by investing activities of $5.1 million in the six months ended June 30, 2000 was principally due to $7.0 million in matured marketable securities, net of purchases, which was offset by $1.6 million for purchases of property, plant and equipment, $211,000 for increases in intangible and other assets and $74,000 for the exercise of the Proteomics call option. Net cash used in investing activities of $8.4 million for the year ended December 31, 1999 included $5.1 million for purchases of property, plant and equipment. Net cash used in investing activities of $8.6 million for the year ended December 31, 1998 included $3.8 million for purchases of property, plant and equipment. We derived net cash from investing activities of $3.1 million for the year ended December 31, 1997 from $5.2 million in matured marketable securities, net of purchases, which was partially offset by $1.7 million for purchases of property, plant and equipment. We anticipate that our capital expenditures will increase in the future to meet the demands from new collaboration agreements and research and development efforts. We may use a portion of our cash to acquire or invest in complementary businesses, products or technologies, or to obtain the right to use such complementary technologies.

Net cash provided by financing activities of $271,000 in the six months ended June 30, 2000 was primarily the result of $350,000 of proceeds from the exercise of common stock options offset by $79,000 of net principal payments on long term debt. Net cash provided by financing activities of $5.6 million for the year ended December 31, 1999 included $3.4 million of milestone payments allocated to warrants issued in connection with the net cash provided by the Dow agreement and net proceeds of $2.2 million from loans related to our $5.0 million equipment financing arrangement. Net cash provided by financing activities of $8.8 million for the year ended December 31, 1998 included the issuance and sale of $7.0 million of our convertible preferred stock, $1.4 million from the issuance of a warrant to Dow and net proceeds of $312,000 from loans for equipment financing. Borrowings under this equipment financing bear interest at the commercial bank prime interest rate payable in monthly installments through October 2001. At June 30, 2000, $3.1 million was outstanding under this arrangement. Principal payments on long-term debt resulted in our use of net cash in financing activities of $330,000 for the year ended December 31, 1997.

In the future, our liquidity and capital resources will depend upon, among other things, the level of our research and development activities, development, clinical, regulatory and marketing expenses and funding from our collaborations. We believe that the anticipated net proceeds of this offering, together with revenues from our collaborations, research and development grants and other sources will be adequate to fund our anticipated cash and working capital requirements for at least the next 24 months. During or after this period, if our capital resources are insufficient to meet our future capital requirements and expenses, we may need to sell additional equity or debt securities or obtain additional credit arrangements. Additional financing may not be available on terms acceptable to us or at all. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for us beginning in the first quarter of the fiscal year beginning January 1, 2001. The statement requires balance sheet recognition of derivatives as assets or liabilities measured at fair value. Accounting for gains and losses resulting from changes in the values of derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. We do not believe that the adoption of SFAS No. 133 will have a material impact on our financial statements.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101. SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The company believes that it complies with the provisions of SAB 101.

INFLATION

We believe that inflation has not had a material adverse impact on our business or operating results during the periods presented.

DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio and debt obligations. Our exposures to interest rate and other market risks at June 30, 2000 did not differ significantly from those described below.

Investment portfolio

Our investments portfolio consists of cash, cash equivalents and marketable securities. Cash equivalents are highly liquid investments with original maturities of three months or less and are stated at cost. We maintain cash equivalents generally in money market accounts or with maturity dates of less than 90 days. We do not believe our exposure to interest rate risk is material for these balances, which totaled $7.0 million at December 31, 1999. We classify our marketable securities as held-to-maturity and, consequently, we record them on the consolidated balance sheet at historical cost. Marketable securities totaled $7.1 million at December 31, 1999 and consisted of commercial paper.

We do not use derivative financial instruments in our investment portfolio, and we place our investments with high quality issuers and, by policy, limit the amount of credit exposure to any one issuer.

If market interest rates were to change immediately and uniformly by 10% from levels at December 31, 1999, the fair value of our cash equivalents and marketable securities would change by an insignificant amount.

Debt obligations

Our debt obligations consist of notes payable maturing from 2000 to 2008. We index substantially all of our debt to the commercial bank prime interest rate, 8.5% at December 31, 1999. If market interest rates were to change immediately and uniformly by 10% from levels at December 31, 1999, our interest expense would change by a similar percentage.

Foreign currency

We have operated primarily in the United States and all revenues to date reflect amounts payable in U.S. dollars. We have not had any material exposure to foreign currency rate fluctuations relating to revenues or expenses.

                                    BUSINESS

OVERVIEW

Large Scale Biology uses its proteomics and functional genomics technologies to develop products and establish commercial collaborations with pharmaceutical, biotechnology, chemical and other life sciences companies. Proteomics is the study of proteins. All biological processes, including diseases and responses to drugs, involve changes in proteins. Functional genomics is the study of where, when, how and which proteins are made in a living organism.

We have developed fast, accurate technology for identifying both the specific proteins and the amounts of those proteins produced by the cells or tissues of virtually any organism. Our objective has been to identify the action of drugs in living organisms, the causes and effects of diseases and to determine how well drugs work for their intended uses.

We believe our key technologies are supported by our patent portfolio. Despite the near complete sequencing of the human genome, the function of proteins and genes is not fully understood. We believe that we can apply our technologies to enable the transformation of information on proteins and gene function into product opportunities, such as drug targets, therapeutics, diagnostics and the evaluation of drug effectiveness and toxicity. A diagnostic is a test for determining the presence and severity of disease.

ProGEx is our automated, high-throughput system which shows the protein composition, or proteome, of cells and tissues. This automated system requires little or no human attention during operation; high throughput means many units may be processed on a routine basis. Protein composition is a listing of the specific proteins present and their amounts. We use our ProGEx system to rapidly identify and quantify changes in proteins that are caused by diseases or by the use of particular drugs. We believe that proteomics will become very important in discovering and developing therapeutics, and in predicting, diagnosing and monitoring diseases. We believe that our ProGEx system provides information that is currently unavailable using genomics technologies alone.

We are using our ProGEx system to develop our products which are:

     - HUMAN PROTEIN INDEX, or HPI, database -- our database of the detailed protein composition of all normal human tissues and cells

     - MOLECULAR ANATOMY AND PATHOLOGY, or MAP, database -- our database that describes the changes in protein composition associated with disease

     - MOLECULAR EFFECTS OF DRUGS, or MED, database -- our database that describes changes in protein composition associated with the administration of therapeutics and other treatments

     - Portfolio of marker proteins -- proteins significantly correlated with disease or the use of a therapeutic, proteins which can be used as drug targets, therapeutics or diagnostics

We have been developing new technologies using viruses as a means for transferring genetic information into living host cells thereby causing those cells to make new products that they would not normally make. Viruses which have been modified for use in such transfers are called "viral vectors." Our objective has been to perfect the viral genetic technology that we call our GENEWARE system so that it can be used to manufacture commercial products such as pharmaceuticals.

GENEWARE is our automated technology for rapidly inserting genes into host organisms for gene discovery and for analyzing the function of the inserted gene. We also intend to apply this technology to efficiently produce human therapeutics and other commercially useful proteins.

We are using our GENEWARE technology to:

     - Identify gene sequences;

     - Determine gene functions, and

     - Manufacture therapeutic proteins, vaccines and other commercially useful proteins.

We intend to continue to build our resources and use our knowledge of gene function and our proteomic databases to correlate the function of genes with information about normal and diseased cells and tissues and to identify drug targets and proteins which can be used as drugs. We believe these resources will be useful, both by us and by future collaborators, in product discovery, development and production.

We believe that by building strategic collaborations with selected companies, we will generate revenue and establish a long-term economic interest in products developed by these collaborators using our technology. Since our inception, we have collaborated with pharmaceutical, biotechnology, chemical and other life sciences companies as well as research institutions and government agencies. We generated $16.1 million in revenues in 1999 and $11.2 million in the six months ended June 30, 2000 from these arrangements. We currently have seven ongoing research and technology development programs and collaborations.

Our current collaborations are structured in a variety of ways. In some cases we obtain immediate funding in the form of ongoing committed research and development payments and technology access fees from our collaborators following research and development. We also try to share in the long-term value of the products that we assist our collaborators in developing through the retention of some product rights or from royalty fees from the sale of products developed using our technologies.

In September 1998, we entered into a three-year contract with Dow for its use of our GENEWARE technology to develop a functional genomics program in selected agricultural and industrial chemical categories. During this collaboration, Dow and we have identified commercially significant genes for specific agricultural and industrial uses that may be marketed by Dow and its affiliates. We retain the right to use any of the identified genes resulting from this collaboration in other categories not allocated to Dow. Dow can elect to continue this collaboration beyond September 2001 by paying additional technology access fees. If Dow does not elect to continue this collaboration, we will be able to market our technology to others for agricultural and industrial chemical purposes. Our revenues from Dow in 1999 were $14.2 million and $9.6 million in the six months ended June 30, 2000. We expect to recognize revenue of $11.2 million and $7.4 million during the years ending December 31, 2000 and 2001 related to the amortization of deferred revenue of $18.6 million as of December 31, 1999 related to the Dow Agreement. In the event of the termination of the Dow contract, any deferred revenue balances would be recognized as revenue as of the termination date.

GENEWARE and ProGEx are our proprietary technologies, which means that they are protected by patents which we own or license and the laws of trade secrets. We file patent and trademark applications to protect the intellectual property in our technologies. As of June 30, 2000, our technologies are protected by 20 issued and 62 pending U.S. patents and 12 issued and 44 pending foreign patents relating to proteomics, genomics and bioprocessing.

STRATEGY

Our principal objective is to commercialize products and technologies in the field of human healthcare as we establish a leadership position in proteomics and functional genomics. We use our proprietary technologies to identify, quantify and determine the function of proteins in cells and tissues. In addition, we use our proprietary technologies to determine gene functions and produce proteins.

The key elements of our strategy include the following:

Become the definitive source of information about human proteins. We are developing our HPI database. The rapid progress being made in sequencing the entire human genome creates additional opportunities for us to integrate our proprietary protein information with information on the function of human genes. We intend to derive revenues from multiple sources using our HPI database. We plan to offer value-added information to collaborators, based on the depth of information and relational capabilities of our databases, and provide unique content to database companies. We also intend to use our databases in our internal research and development projects to identify new drug targets, proteins which can be used as drugs and diagnostics.

Identify potential drug targets, therapeutic proteins and diagnostics. We plan to integrate our proprietary technologies to identify potential drug targets, proteins which can be used as therapeutics and diagnostics. We use our GENEWARE technology to discover and determine the function of plant genes, and we are now expanding these capabilities for use in human and animal systems. We intend to commercialize these technologies with collaborators as well as apply them to our internal research and development projects.

Become the leading provider of protein information for protein biochips and other diagnostic tools. We can identify proteins, known as markers, that correlate with diseases or a therapeutic's effects. Our short-term strategy is to license these marker proteins individually to collaborators interested in using them as drug targets or as diagnostic tools. Our long-term strategy is to provide protein information for protein biochips, miniature devices that are capable of simultaneously measuring hundreds or thousands of marker proteins. We believe that biochips and other diagnostics will enable the measurement of critical health and drug-related conditions quickly and affordably. We plan to collaborate with one or more technology companies that can develop and commercialize protein biochips and other diagnostic tools.

Clinically test our first therapeutic product. We plan to conduct clinical trials to ascertain the safety and efficacy of our patient-specific vaccine for the treatment of non-Hodgkins lymphoma. We intend to establish a collaboration for the further development and commercialization of this vaccine once efficacy endpoints are established.

Commercialize our protein production technology. Our protein production technology, based on our GENEWARE technology, allows the rapid and efficient production of proteins that can be used as drugs. We intend to manufacture our own proteins and will seek to manufacture proteins for our clients. Part of the value of proteins discovered using our proteomics technology will be obtained by manufacturing these proteins ourselves for the treatment of diseases. We have successfully produced a number of our own candidate therapeutic proteins, including a patient-specific vaccine for the treatment for non-Hodgkins lymphoma and alpha-galactosidase, which may be a treatment for Fabry's disease.

BACKGROUND

All living things are made up of one or more cells. Although scientists still have much to learn about how cells actually function, we do know that all cells have several basic components. Inside each plant and animal cell is a nucleus, which contains deoxyribonucleic acid, or DNA, that makes up the genetic code. Genes are composed of DNA, and when a gene is turned on, or expressed, the genetic code is copied and converted into a cell component called messenger ribonucleic acid, or mRNA. This messenger carries the genetic code to a specific part of the cell outside the nucleus where proteins are made. Beyond carrying the genetic code for a protein, mRNA is not thought to be functional. Scientists expect to know the complete genetic code for humans, the human genome, within the next year.

The proteins that are produced from the genetic code are the essential components of cells. Changes in protein structure, quantity and location occur in all diseases, including those that are due to genetic defects. Therefore, we believe that proteomics will become crucial in discovering and developing drugs that treat disease, and in predicting, diagnosing and monitoring diseases. Proteins can also serve as therapeutics themselves, a well-known example of which is insulin.

We believe that biotechnology is moving from the era of gene discovery into an era focused on identifying the functions of the proteins these genes produce. Determining function involves the discovery of the role or relationship that a gene or a protein has with a particular biological process, and the consequences of modulating its activity. Gene function cannot necessarily be inferred from DNA sequence or mRNA levels, nor reliably derived from comparison to other genes of known function. Discovering gene functions requires the integration of gene sequence, protein function and an understanding of how proteins interact with each other. We believe our key technologies, ProGEx and GENEWARE, address these needs.

OUR TECHNOLOGY AND ITS ADVANTAGES

ProGEx System -- Our Proteomics Technology

We have designed and assembled a series of robotic components in an automated, modular and scaleable system, which we call our ProGEx system. Our high-throughput and high resolution ProGEx system produces a quantitative and qualitative analysis of the proteome of cells or tissues in a highly reproducible manner. In addition, our ProGEx system determines the relative amounts of each protein present and obtains information regarding the location of the protein in cells and tissues.

We believe the automated nature of our ProGEx system removes the variability inherent in more traditional, manually operated proteomics systems. This allows us to achieve highly reproducible results which are crucial when comparing data over time from the numerous types of drug treatments and disease tissues in our databases. The high degree of resolution obtainable using our ProGEx system enables us to separate individual proteins out of complex mixtures, which is critical for the identification of marker proteins that may be useful as drug targets or diagnostics. Traditional methods are generally incapable of separating and identifying the low abundance proteins we are able to detect and characterize with our ProGEx system.

Our ProGEx system is based on the integration of a series of methods that begins with our proprietary sample preparation and separation process followed by the use of our proprietary two-dimensional gels, mass spectrometry and sophisticated software for storing and analyzing biological data. ProGEx gels separate the proteins in complex mixtures, such as those obtained from cell or tissue samples. This is achieved using a two-step protein separation technique. Proteins are separated first along one dimension according to their composition and then along a second dimension according to their size. This results in a rectangular map on which individual proteins appear as small spots. The size of each spot in a ProGEx gel indicates the relative amount of that protein present in the sample.

We then use mass spectometry to identify the proteins separated by our ProGEx gels. Mass spectrometry is a physical measurement technique that measures the masses or molecular sizes of proteins and fragments of proteins. We use our proprietary, high-throughput, robotic system to selectively remove protein spots from ProGEx gels and to fragment the proteins. The mass of each protein fragment is measured by mass spectrometry. This data can then be used to identify the protein. We also use mass spectrometry to characterize unknown proteins.

Our ProGEx system generates large amounts of data which must be effectively organized into databases to allow for its efficient use. Bioinformatics is the use of computer software to store and analyze biological data. Our KEPLER bioinformatics software allows us to analyze and integrate this data into our database. Our proprietary data-mining software tools allow us to query and interpret all information within our databases.

GENEWARE Technology -- Our Genomics and Manufacturing Technology

We use our GENEWARE technology to insert genes rapidly and temporarily into host organisms for gene discovery, gene function analysis and protein production. Our GENEWARE viral vectors carry a gene sequence of interest into a cell of a host organism. The gene sequence is converted into mRNA outside the nucleus of the cell and then into protein. Our GENEWARE technology does not use the traditional methods of inserting a gene into the genome of the host organism. To discover gene function, we insert a gene into the cell, causing changes which we analyze. Our GENEWARE technology allows us to turn on or turn off protein production from unknown gene sequences, thereby enabling us to determine the function and potential commercial use of those genes and proteins.

Our GENEWARE technology also allows us to manufacture therapeutic proteins, peptides and other molecules. We believe our GENEWARE technology offers significant time and cost advantages over traditional genetic engineering systems because it does not require alteration of the genome of the host organism. We are completing a pharmaceutical manufacturing facility in Owensboro, Kentucky for the custom production of protein products using GENEWARE technology.

Since 1991, we have conducted USDA-approved field trials to demonstrate that our GENEWARE technology is environmentally safe. We believe our GENEWARE technology is environmentally safe because the virus and the genes we insert cannot be incorporated into the plant genome and thus cannot be transmitted to the next generation of the plant in the seed or pollen. Our GENEWARE viruses eventually lose the foreign gene that has been inserted and the virus then reverts to a weakened version of the naturally occurring virus.

COMMERCIAL OPPORTUNITIES

ProGEx applications

Expansion of our proteomics databases. We are using our ProGEx system to expand our HPI, MAP and MED databases. In order to mine the extensive information, consisting of millions of protein measurements, contained in the databases, we have developed a unique proteomic database architecture and advanced bioinformatics software tools, which allow us to correlate information from all three of our databases. We intend to derive revenue by providing our unique database content to database companies and identifying novel drug targets, therapeutic proteins and diagnostic marker proteins for use by us and our collaborators.

Identification of disease-specific marker proteins for use as drug targets and diagnostics. We use our ProGEx system to obtain information about proteomes from thousands of cell and tissue samples in a matter of weeks. This process takes significantly longer using other methods. With our ProGEx system we can produce a picture of the proteomes from normal and diseased cell and tissue samples that we can compare to identify marker proteins associated with disease. These marker proteins are potential drug targets or diagnostics. This is a critical step in the drug discovery and development process and is a difficult and labor-intensive task to perform using traditional methods. We also intend to correlate our proteomic information with genomic information on gene function to identify drug targets and therapeutic proteins. We expect to derive value from marker proteins by licensing them as potential drug targets or as diagnostic tools to numerous collaborators, as well as developing protein therapeutics ourselves. In addition, our long-term strategy is to provide protein information for protein biochips.

Monitoring and predicting specific drug effects. We use our ProGEx system to obtain a picture of the proteome from a patient, laboratory animal, cell or tissue sample before and after treatment with a specific drug to identify the effects of that drug on the proteome. The binding of a specific drug to its protein target typically affects the abundance or properties of numerous proteins in a cell or tissue sample. These changes in protein levels and properties generally correlate with the therapeutic action and toxic side-effects, if any, of the specific drug. We believe that understanding these changes will allow us to predict the therapeutic and toxic effects of specific drug candidates. We intend to form collaborations with pharmaceutical and biotechnology companies to use our technology to monitor and predict the effects of drug candidates in development.

Toxicology. Using our ProGEx system, we and our collaborators identify changes that correlate with the toxic side-effects of some drugs. For example, in collaboration with Novartis AG, we examined the kidney damage caused by the immunosuppressant drug Cyclosporine A. Cyclosporine A is widely used to prevent the rejection of transplanted kidneys and hearts. We identified a protein playing a critical role in the damage. The identity of the protein provided a critical link in understanding what causes kidney damage during cyclosporine treatment, and whether the damage could be reduced by altering the drug's structure. Using this general approach, we can rapidly identify and potentially understand toxicological mechanisms associated with existing drugs and drugs in development. We believe that our ProGEx system may significantly reduce the costs and time associated with this traditional bottleneck in the drug development process.

GENEWARE applications

We use our GENEWARE technology to discover the function of genes and for the production of proteins. We have built a database of information about gene function, initially in plants, and are applying this technology to other organisms. Some of the commercial applications of our GENEWARE technology include:

Identifying the function of human genes. We are developing GENEWARE technology that is capable of delivering target genes into human and other mammalian cell cultures. We examine the specific structural biochemical and physiological effects of expressing or inactivating genes in mammalian cells. We intend to integrate our genomic information on gene function with our proteomic databases by correlating the function of genes with proteomic information from normal and diseased cells and tissues to identify drug targets and therapeutic proteins.

Identifying the function of plant genes. We have established a method using our GENEWARE technology for the rapid, simultaneous screening of entire plant genomes of major commercial crops in significantly less time than can be done using traditional technologies. We are able to routinely screen 400 unique genes per day and identify their functions in plants based on focused, high-throughput robotic tests. We are currently commercializing this capability in collaboration with Dow, and expect to form other collaborations in forestry and horticulture.

Producing proteins on a large scale. We have developed technology for the large-scale recovery and purification of protein products produced in plants. We use our GENEWARE technology to insert a gene into a plant so that the plant produces the protein of interest. We harvest the plants and put them through a series of industrial processes to rapidly separate and purify the protein product. We have successfully produced and purified a number of potential protein therapeutic products including a patient-specific vaccine against non-Hodgkin's lymphoma and alpha-galactosidase, which may be a treatment for Fabry's disease.

COLLABORATIONS

Our collaboration strategy is to develop multiple commercialization opportunities with pharmaceutical, biotechnology, chemical and other life sciences companies relating to proteomics and functional genomics. We structure our current collaborations in a variety of ways. We obtain immediate funding in the form of ongoing committed research and development payments and, in some cases, technology access fees, from our collaborators. We also seek to share in the long-term value of the products that we assist our collaborators in developing through the retention of certain products rights and from royalty fees from the sale of products developed using our technologies.

Several large pharmaceutical companies including Glaxo Wellcome PLC, Procter & Gamble Co. and Novartis AG have collaborated with us on specific proteomics projects in pharmaceutical research and development. Biotechnology companies, such as Genentech, Inc., have also conducted research with us. We also have had research programs with numerous government agencies. We currently have seven ongoing research and technology development programs, no one of which, other than the Dow collaboration described below, is believed to be material to our business.

We established a three-year collaboration with Dow in September 1998 for its exclusive use of our GENEWARE technology for functional genomics in selected agricultural and industrial chemical categories. We and Dow have identified commercially significant genes for specific agricultural and industrial uses that will be marketed by Dow and its affiliates. We retain the right to use any of the identified genes resulting from this collaboration for uses in other categories not allocated to Dow. Dow can elect to continue this collaboration beyond September 2001 by paying additional technology access fees. If Dow does not elect to continue this collaboration, we will be able to market to others access to our technology for agricultural and industrial chemical purposes. During this collaboration, we have developed our plant gene discovery and function process utilizing our proprietary technologies. In this collaboration we are entitled to receive committed research and development funding, milestone payments upon completion of milestones, annual technology access fees and royalties from products Dow and its affiliates commercialize from the collaboration. Our agreement gives Dow the first opportunity to negotiate for worldwide rights to develop, manufacture, use or sell specified products, inventions and technologies outside the pharmaceutical field. Revenues recognized pursuant to this collaboration were $2.9 million in 1998 and $14.2 million in 1999 and $9.6 million in the six months ended June 30, 2000. Additional milestone payments of $5.0 million could be recognized in 2000 and 2001 if we are successful in our research efforts. Dow can terminate this collaboration at any time on 90 days notice.

INTELLECTUAL PROPERTY

We continually seek patent protection for our proteomic, genomic and biomanufacturing technologies. As of June 30, 2000, we had 20 issued and 62 pending U.S. patents. Our issued U.S. patents expire between 2006 and 2018. As of the same date, foreign patents corresponding to many of the U.S. patents and patent applications have been filed and/or issued in one or more other countries, resulting in a total of 12 issued and 44 pending foreign patents.

These issued patents in various technological areas which we believe are valuable to our business are summarized in the following table:


---------------------------------------------------------------------------------------------------------------
                                      NO. U.S.          U.S. PATENT         NO. FOREIGN        FOREIGN PATENT
TECHNOLOGY AREA                       PATENTS             DURATION            PATENTS             DURATION
---------------------------------------------------------------------------------------------------------------
 Proteomic analytical                    8              2006 - 2017              0                   --
 equipment and
 processes and
 generation of proteomic
 databases
---------------------------------------------------------------------------------------------------------------
 Methods for                             2                  2018                 0                   --
 purification of viruses
 and proteins
---------------------------------------------------------------------------------------------------------------
 Plant and animal viral                  10             2011 - 2016              12             2009 - 2016
 systems for gene
 expression
---------------------------------------------------------------------------------------------------------------

These patents give us the right to exclude others from practicing or selling products, technologies or services associated with the methods claimed, and from making, using or selling the equipment which are the subject of the claims of these patents.

A registered trademark gives the owner the right to exclude others from using identical or confusingly similar marks within the same channels of commerce. We own the following registered trademarks:

               UNITED STATES                                   FOREIGN
               -------------                                   -------
BIOSOURCE                                    GENEWARE Israel
BIOSOURCE GENETICS                           GENEWARE South Korea
BIOSOURCE TECHNOLOGIES                       GENEWARE Mexico
EXPRESSVECTOR                                GENEWARE New Zealand
GENEWARE
ISO-DALT
KEPLER
PCOS

We also rely upon copyright protection, trade secrets, know-how, continuing technological innovation and licensing from others to protect our intellectual property. Our success will depend, in part, on our ability to obtain patent protection for our products and processes, to preserve our copyrights and trade secrets, to operate without infringing the proprietary rights of third parties and to acquire licenses, if needed, to support or enhance our intellectual property portfolio.

Dow, through its wholly-owned subsidiary, Mycogen Corporation, owns or controls patent rights in the field of viral vectors covering the infection of plants and the expression of foreign genes in plants. Dow has informed us that it believes some of our plant viral activities may fall within the scope of its patents. We have informed Dow that we believe none of Dow's patent rights cover our plant viral activities. Dow has expressed the desire to license these patents to us and we are in discussions with Dow regarding such a license or the possibility of cross-licensing the parties' respective intellectual property. We believe our business relations with Dow remain positive.


On May 16, 2000, the United States Patent and Trademark Office issued to Oxford Glycosciences a patent entitled "computer-assisted methods and apparatus for identification and characterization of biomolecules in a biological sample" which contains claims directed to specified proteomics methods and an apparatus. In public statements, Oxford Glycosciences has asserted that this patent broadly covers methods and an apparatus used in proteomics. We do not believe that our proteomics methods and apparatus infringe any valid claim of this patent because we believe that the Oxford Glycosciences' invention is narrower than its public statement of what the patent covers. However, we may be forced to bear the costs associated with any legal proceedings relating to the patent. Further, if it is concluded that our methods or apparatus infringe a valid claim of the Oxford Glycosciences patent, it will be necessary for us to either obtain a license from Oxford Glycosciences or change our methods or apparatus and we could be enjoined from further operations that infringe the patent.


EMPLOYEES

As of June 30, 2000, we had 128 full-time employees, 98 of whom comprise the research staff and are engaged in research, development and scale-up activities. The remainder work in general and administrative areas. Thirty-seven employees hold Ph.D. degrees. We consider relations with our employees to be good, and none of the employees is covered by a collective bargaining agreement.

COMPETITION

The genomics and proteomics businesses are intensely competitive. Extensive research efforts characterize the genomics and proteomics industries, resulting in rapid technological progress. Many universities, public agencies and established pharmaceutical, biotechnology, chemical and other life sciences companies with substantially greater resources are developing and using technologies and are actively engaging in the development of products similar to or competitive with our products and technologies. In addition, other companies are engaged in development programs directed to the production of therapeutic proteins or peptides in plants. These companies include CropTech Development Corporation, Prodigene, Inc. and Monsanto Company's IPT division.

The markets for protein development and production, including human and veterinary vaccines like the ones we are developing, also are highly competitive. Competitors with substantially greater resources are actively developing products similar to or competitive with our products. Our competitors include Oxford Glycosciences, Proteome, Inc., Myriad Genetics, Inc., Celera, Ciphergen Biosystems, Inc., MDS Protana A/S, Proteome Systems, Ltd. and MDS Proteomics. Several pharmaceutical, biotechnology, chemical and other life sciences companies engage in research and development in the use of novel gene expression systems to produce therapeutic proteins. Other companies are developing and marketing therapeutics for non-Hodgkins lymphoma.

In the field of functional genomics, we face competition from many biotechnology companies. In the field of proteomics, we face competition from a small number of companies using similar methods to investigate protein expression. The maturation of the genomics industry, associated with the completion of the human genome sequence, is likely to cause successful genomics companies with greater resources than ours to look to proteomics as an opportunity for continued growth.

We and others compete in the newly emerging fields of functional genomics and proteomics on the basis of technological innovations which offer time and cost advantages for the accomplishment of specific tasks, many of which were not previously practical. We believe our proprietary ProGEx system and GENEWARE technology, and our significant patent portfolio, will allow us to compete effectively in these fields. However, we expect new developments to continue, and discoveries by others may render our potential products and technologies non-competitive.

FACILITIES

Our principal research and development facilities and corporate headquarters are located in Vacaville, California. The approximately 40,000 square-foot leased facility includes administrative offices, a genetic engineering laboratory, a plant discovery and function laboratory and a bioinformatics software laboratory. Our bioprocessing laboratory at this same facility is physically designed for conversion to current good manufacturing practices and good laboratory practices operating standards, and provides us with the capability to conduct research, process development and scale-up from bench through pilot scale within the same facility. Pilot scale is a stage before full scale production when smaller amounts are made to demonstrate that production methods work. We also own a facility of approximately 22,000 square feet in Owensboro, Kentucky for extraction and downstream bioprocessing. The Owensboro facility's pilot plant is currently in operation. Our subsidiary, Large Scale Proteomics, leases approximately 7,500 square feet of laboratory and office facilities in Rockville, Maryland. We incurred rental expenses for our Vacaville facility of $353,000 in 1997, $476,000 in 1998 and $531,000 in 1999 and for our Rockville
facility of $128,000 in 1999.

LEGAL PROCEEDINGS

On March 18, 1998 we filed an opposition against the grant of a European patent filed by Axis Genetics, Ltd. or Axis. The Axis patent is now owned by Dow. The European Patent Office Opposition Division conducted oral proceedings on April 11, 2000 to determine the patentability of the claimed invention. The European Patent Office issued a decision on May 29, 2000 accepting a new set of claims that limit the patent to a beta barrel virus system rather than the broader set of claims originally patented by Axis. The narrower claims now cover only a beta barrel virus system that we neither use nor plan to use in Europe. Dow relinquished its right to appeal the decision of the European Patent Office Opposition Division. The U.S. patents corresponding to this European patent do not cover our present or planned activities in the United States.

GOVERNMENT REGULATION

Regulation of Pharmaceutical Products

Any pharmaceutical products which we or our collaborators develop, produce or market will be subject to extensive regulation by United States and foreign governmental authorities. In the United States, new drugs are subject to regulation under the Federal Food, Drug and Cosmetic Act and biological products are subject to regulation both under certain provisions of that Act and under the Public Health Services Act. The FDA regulates, among other things, the development, testing, manufacturing, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of new biologics and drugs. The process of obtaining FDA approval has historically been costly and time-consuming.

The standard process the FDA requires before a pharmaceutical agent may be marketed in the United States includes:

     - preclinical studies;

     - submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials may commence;

     - adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or biologic in our intended application;

     - for drugs, submission of a New Drug Application, or NDA, or a Biologic License Application, or BLA, with the FDA; and

     - FDA approval of the NDA or BLA prior to any commercial sale or shipment of the drug.

In addition to obtaining FDA approval for each product, the FDA must inspect and approve each drug manufacturing establishment. The FDA and other federal, state and local agencies must inspect all manufacturing establishments which must comply with current good manufacturing processes requirements.

The preclinical studies can take several years to complete, and there is no guarantee that an IND based on those studies will become effective to even permit clinical testing to begin. Once clinical trials are initiated, they generally take two to five years, but may take longer, to complete. After completion of clinical trials of a new drug or biologic product, FDA marketing approval of the NDA or BLA must be obtained. This process requires substantial time and effort and there is no assurance that the FDA will accept the NDA or BLA for filing and, even if filed, that the FDA will grant approval. In the past, it has taken the FDA two to five years on average to approve the NDA or BLA; if questions arise, approval can take more than five years.

In addition to regulatory approvals that a drug manufacturer must obtain in the United States, a drug product is also subject to regulatory approval in other countries in which it is marketed, although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any drug product in a country until the regulatory authorities in that country approve an appropriate application. FDA approval does not assure approval by other regulatory authorities. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In some countries, regulatory authorities also set or approve the sale prices of drug products. The pricing review period often begins after market approval is granted. Even if a foreign regulatory authority approves a drug product, it may not approve satisfactory prices for the product.

Regulation of Genetically-Modified Food Products

The FDA extensively regulates manufacturing, labeling, distributing, marketing, promotion and advertising after product approval. The FDA has announced that it will apply the same regulatory standards to foods developed through genetic modification as applied to foods developed through traditional agricultural methods. Genetically modified food products therefore could be subject to FDA pre-market review, and products we are developing with our collaborators, such as Dow, may become subject to lengthy FDA reviews. If the FDA concludes that these products are food additives, or raise safety questions, it may not approve them in a timely manner, or at all. Any failure to obtain, or a significant delay in obtaining, such approvals would adversely affect our ability or the ability of our collaborators to market products successfully, reducing or eliminating product revenues or royalties to us. In addition, these products may be subject to substantial review by foreign governmental regulatory authorities that could prevent or delay approval in those countries.

Regulation by USDA

We must comply with USDA regulations for outdoor releases of genetically engineered organisms as well as other products designed for use on or with agricultural products. Recently, the USDA released new rules that prohibit the inclusion of genetically modified ingredients in products labeled as organic. The USDA rules also prohibit the use of genetically modified fibers in clothing labeled as organic. These new rules could adversely affect products under development with our collaborators, including Dow. In addition, the USDA prohibits us from growing and transporting genetically modified plants except where this activity falls under an exemption, or under special permits. We may use genetically modified plants as screening or production hosts. Changes in USDA policy regarding the movement or field release of genetically modified plant hosts could adversely affect our business.

Other Regulations

In addition to the foregoing, our business is and will be subject to regulation under various state and federal environmental laws, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act. These and other laws govern our use handling and disposal of various biological, chemical and radioactive substances we use, and the wastes we generate by our operations. We believe that we are in material compliance with applicable environmental laws and that our continued compliance with these laws will not have a material adverse effect on our business. We cannot predict, however, whether state or federal regulators and agencies will impose new regulatory restrictions on the production, handling and marketing of biotechnology products or whether existing laws and regulations will not adversely affect us in the future.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SCIENTIFIC ADVISORS

Our executive officers, directors and scientific advisors and their ages as of June 30, 2000 are as follows:

---------------------------------------------------------------------------------------------------------
                      NAME                        AGE                        POSITION
---------------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS
Robert L. Erwin(2)(3)(4)........................  46     Chairman of the Board, Chief Executive Officer
                                                         and Director
David R. McGee, Ph.D. ..........................  50     Senior Vice President, Chief Operating Officer
                                                         and Assistant Secretary
Laurence K. Grill, Ph.D. .......................  50     Senior Vice President, Research and Development
John S. Rakitan.................................  55     Senior Vice President, General Counsel and
                                                         Secretary
R. Barry Holtz, Ph.D. ..........................  53     Senior Vice President, Bioprocess Development
Daniel Tuse, Ph.D. .............................  48     Vice President, Pharmaceutical Development
Michael D. Centron..............................  45     Treasurer and Controller
N. Leigh Anderson, Ph.D. .......................  50     Director
Marvyn Carton(1)................................  82     Director
Bernard I. Grosser, M.D.(2).....................  71     Director
Charles A. Hayes(1)(4)..........................  65     Director
Sol Levine(3)...................................  71     Director
John W. Maki(3)(4)..............................  39     Director
John J. O'Malley................................  53     Director
James P. TenBroek(1)(2).........................  39     Director
Robert J. Walden................................  44     Director
Jacobo Zaidenweber, M.D. .......................  70     Director
SCIENTIFIC ADVISORS
Ronald W. Davis, Ph.D. .........................  58     Scientific Advisor
Edgar G. Engleman, M.D. ........................  54     Scientific Advisor
Michael E. Selsted, M.D., Ph.D. ................  49     Scientific Advisor
T. Michael Wilson, Ph.D. .......................  48     Scientific Advisor

---------------
(1) Member of audit committee

(2) Member of the compensation committee

(3) Member of the executive committee

(4) Member of the nominating committee

Robert L. Erwin co-founded Large Scale Biology in 1987 and has been Chairman of the Board and Chief Executive Officer since 1992. From 1988 to 1992, Mr. Erwin served as our President and Chief Executive Officer. As a co-founder of Sungene Technologies Corporation, he served as Vice President of Research and Product Development from 1981 through 1986. Mr. Erwin is the former chairman of the State of California Breast Cancer Research Council and currently serves on the University of California president's Engineering Advisory Council. He is Chairman of the Supervisory Board of Icon Genetics, AG. Mr. Erwin has served on the Biotechnology Industry Advisory Board for Iowa State University. Mr. Erwin received his M.S. degree in genetics from Louisiana State University.

David R. McGee, Ph.D., co-founded Large Scale Biology and has served as Vice President since 1987, Assistant Secretary since 1991 and as Senior Vice President and Chief Operating Officer since 1997. Before joining us, from 1983 to 1987, Dr. McGee was Vice President of Operations at Sungene Technologies Corporation. Dr. McGee received his Ph.D. in genetics from Louisiana State University and served as a faculty instructor of zoology and genetics at Louisiana State University.

Laurence K. Grill, Ph.D., co-founded Large Scale Biology and has served as Large Scale Biology's Vice President, Research and Development since 1987 and as Senior Vice President since 1999. Dr. Grill was employed as the Manager of Plant Molecular Biology for Sandoz Crop Protection Corporation from 1984 to 1987 and Senior Research Scientist in the Department of Molecular Biology at Zoecon Research Institute from 1980 to 1984. He received his Ph.D. in plant pathology from the University of California at Riverside.

John S. Rakitan joined Large Scale Biology in 1987 as the controller. He served as treasurer from 1988 to 1990. Mr. Rakitan was appointed Vice President, General Counsel and Assistant Secretary in 1988, Secretary in 1991 and Senior Vice President in 1999. Before joining us, Mr. Rakitan was an attorney in private practice. Mr. Rakitan received his J.D. degree from the University of Notre Dame.

R. Barry Holtz, Ph.D., joined Large Scale Biology in 1989 as a Vice President of Bioprocess Development. Dr. Holtz has served as Large Scale Biology's Vice President, Bioprocess Development since 1989, and as Senior Vice President since 1999. From 1981 to 1989, Dr. Holtz was President of Holtz Bioengineering, Inc. Dr. Holtz received his Ph.D. in biochemistry from Pennsylvania State University and served as Assistant Professor in the Department of Food Science and Nutrition at Ohio State University.

Daniel Tuse, Ph.D., joined Large Scale Biology as Vice President, Pharmaceutical Development in 1995. Before joining Large Scale Biology, Dr. Tuse was Assistant Director of the Life Sciences Division of SRI International. Dr. Tuse received his Ph.D. in Microbiology from the University of California, Davis.

Michael D. Centron joined Large Scale Biology as the controller in 1988. He has served as Large Scale Biology's treasurer since 1991. Before joining us, Mr. Centron was Audit Supervisor for Varian Associates from 1985 through 1988. Mr. Centron also worked for Arthur Young and Co., currently Ernst & Young. Mr. Centron is a certified public accountant and received his B.S. in economics from the Wharton School at University of Pennsylvania and his M.B.A. degree from the University of California at Berkeley.

N. Leigh Anderson, Ph.D., has been a director of Large Scale Biology since September 1999. Dr. Anderson has served as President and Chief Executive Officer of Large Scale Proteomics Corporation, which he co-founded in 1985, since 1992. Dr. Anderson obtained his B.A. in Physics with honors from Yale and a Ph.D. in Molecular Biology from Cambridge University (England).

Marvyn Carton was a director of Large Scale Biology from 1988 to 1990 and currently has been a member of the board of directors since October 1998 when he rejoined the board of directors. Mr. Carton was an Executive Vice President and Director with the investment-banking firm of Allen & Company until his retirement in 1992. Mr. Carton received his B.A. from Brown University and his M.B.A. from New York University.


Bernard I. Grosser, M.D., has been a director of Large Scale Biology since 1996. Dr. Grosser has served as a Professor and as the Chairman, Department of Psychiatry, University of Utah School of Medicine since 1982. He also serves as a director of Human Pheromone Sciences, Inc. Dr. Grosser received his B.A. from the University of Massachusetts, his M.S. in Zoology from the University of Michigan and his M.D. from Case Western Reserve University.


Charles A. Hayes has been a director of Large Scale Biology since 1990. Mr. Hayes is Chairman and Chief Executive Officer of Guilford Mills in Greensboro, North Carolina. Mr. Hayes has served as a director of U.S. Trust, North Carolina, and is a director of Piedmont Associated Industries and the Knitted Textile Association.

Sol Levine has been a director of Large Scale Biology since 1992. Mr. Levine is a director of Wesley Jessen VisionCare, Inc. Mr. Levine is a member of Technology Directors II, LLC and Technology Directors II BST, LLC. Mr. Levine is the former President of Revlon, Inc.

John W. Maki has been a director of Large Scale Biology since May 1997. In November 1999, Mr. Maki became a Managing Director of Audax Management Company New Jersey LLC, a division of Audax Group LLC. From 1998 through 1999 Mr. Maki was a Managing Director of Technology Directors, Inc. and also served as a Managing Director of Technology Directors II LLC from 1997 through 1998. He was a Principal at Bain Capital, Inc. from 1993 to 1997. Mr. Maki is also a member of the Supervisory Board of Icon Genetics, AG, a board member of Therascope, AG, and a director of Wesley Jessen VisionCare, Inc. and is a member of Technology Directors II, LLC and Technology Directors II BST, LLC. Mr. Maki received his B.A. in economics from Harvard College.

John J. O'Malley has been a director of Large Scale Biology since May 1997. In November 1999, Mr. O'Malley became a Managing Director of Audax Management LLC, a division of Audax Group LLC. From April through November 1999, Mr. O'Malley served as Managing Director of Technology Directors, Inc. From 1994 to 1999 he was Executive Vice President of Bain Capital, Inc. He is a director of Wesley Jessen VisionCare, Inc. and is a member of Technology Directors II, LLC and Technology Directors II BST, LLC. Mr. O'Malley received his A.B. in Economics from Middlebury College and his M.B.A. from the Wharton School of the University of Pennsylvania.

James P. TenBroek has been a director of Large Scale Biology since May 1997. Mr. TenBroek has been a Managing Director with Wind Point Partners III, LP since 1997, Wind Point Partners IV, LP since 1998 and was an investment professional with Golder, Thoma, Cressey, Rauner, Inc. from 1994 to September, 1997. Mr. TenBroek is the managing member of Technology Directors BST II, LLC and a member of Technology Directors II, LLC. Mr. TenBroek received his A.B. in Engineering from Dartmouth College, his M.S. in electrical engineering from Cornell University and his MBA from Harvard Business School.

Robert J. Walden has been a director of Large Scale Biology since May 1999. Mr. Walden has served as Vice President, Finance, at Large Scale Proteomics Corporation since 1997. Mr. Walden previously served as Vice President of Finance and Administration at Osiris Therapeutics, Inc. and as Chief Financial Officer at the American Type Culture Collection. Mr. Walden received his degree in Finance from the University of Maryland.

Jacobo Zaidenweber, M.D., has been a director of Large Scale Biology since 1987. Dr. Zaidenweber is Chairman of the Board of American Textiles Corporation. He has served as the Coordinator for the Private Sector for the North American Free Trade Agreement in the Section of Textiles and Tariffs. He is the former President of the Coordinating Committee of the United States-Mexico Chamber of Commerce. Dr. Zaidenweber received his medical degree from the University of Mexico.

SCIENTIFIC ADVISORS

We have consulting arrangements with scientists who serve as our advisors. We chose our advisors for their expertise in fields that are important to the research and development of our products. We generally compensate our scientific advisors for their services with a combination of cash payments and stock options. We are supporting research projects in the laboratories of some of our scientific advisors and we intend to continue to support these and similar projects. We also compensate some of the scientific advisors participating in these collaborations.

Our scientific advisors presently include the following persons:

Ronald W. Davis, Ph.D., is a professor in the Department of Biochemistry at Stanford University School of Medicine. He acts as a scientific advisor in the field of functional genomics.

Edgar G. Engleman, M.D., is a professor of Pathology and Medicine at the Stanford University Medical School Blood Center. He acts as a scientific advisor in the field of medicine.

Michael E. Selsted, Ph.D., M.D., is a professor of Pathology, College of Medicine, University of California, Irvine, Pathology and Infectious Disease. Dr. Selsted acts as an advisor in the field of host defense mechanisms and molecular biology.

T. Michael A. Wilson, Ph.D., is Chief Executive Officer of Horticultural Research International, a government institute in Wellesbourne, United Kingdom. Formerly he was a professor at Rutgers University. Dr. Wilson acts as an advisor in the field of virology.

We also retain other consultants and business and technical advisors that we believe have the potential to strengthen our competitive position.

BOARD OF DIRECTORS

Our bylaws currently provide for a board of directors consisting of eleven directors. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. The executive officers serve at the discretion of the board of directors.

Board Committees

We have established an audit committee composed of independent directors that reviews and supervises our financial controls, including the selection of our auditors, reviews our books and accounts, meets with our officers regarding our financial controls, acts upon recommendations of our auditors and takes further actions as the audit committee deems necessary to complete an audit of our books and accounts, as well as other matters that may come before it or as directed by the board. The audit committee currently consists of three directors: Messrs. Carton, Hayes and TenBroek.

We have established an executive committee to act on an interim basis between meetings of the full Board of Directors with all of the authority and power of the full Board of Directors in the management of our business and affairs, except as otherwise limited by our by-laws. The Executive Committee currently consists of three directors: Messrs. Erwin, Levine and Maki.

We have established a nominating committee to recommend to the Board of Directors individuals for appointment or election as directors of the company. The nominating committee currently consists of three directors: Messrs. Erwin, Hayes and Maki.

We have also established a compensation committee that reviews and approves the compensation and benefits for our executive officers, administers our stock plans and performs other duties as may from time to time be determined by the board. The compensation committee currently consists of three directors: Messrs. Erwin, Grosser and TenBroek.

Director Compensation

We do not pay cash compensation to directors who are not our employees but they do receive stock options and reimbursement of out-of-pocket travel expenses for attendance at meetings of the board of directors. In 1999, we granted options to purchase 22,500 shares at an exercise price of $7.50 per share to Messrs. Carton, Hayes, Levine, Maki, O'Malley, TenBroek and Drs. Grosser and Zaidenweber. In 1989, we granted Mr. Carton options to purchase 15,000 shares at an exercise price of $2.33 per share, and in 1995, we granted Mr. Hayes options to purchase 13,500 shares at an exercise price of $8.41 per share. Additionally, in 1995, we granted Mr. Levine options to purchase 37,500 shares at $8.41 per share and in 1992-93 granted him 187,500 options at $2.33 per share. Directors who are also our employees do not receive additional compensation for serving as directors. In addition, under the 2000 Stock Incentive Plan, non-employee directors receive automatic option grants to purchase 30,000 shares upon becoming directors and automatic option grants to purchase 6,000 shares of common stock on the date of each annual meeting. The 2000 Stock Incentive Plan also contains a director fee option grant program. Should this program be activated in the future, each non-employee director will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of an option with an exercise price below the then fair market value. See "Management -- Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS

None of our compensation committee members is an employee of or ever was an employee of Large Scale Biology, other than Mr. Erwin, our Chairman of the Board and Chief Executive Officer. Mr. TenBroek, who serves on our compensation committee, is affiliated with two of our significant stockholders. See "Transactions and Relationships with Related Parties." None of our executive officers serves on the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board or our compensation committee.

EXECUTIVE OFFICERS

The board of directors appoints our executive officers who serve at the discretion of our board. There are no family relationships among any of our directors or executive officers.

EXECUTIVE COMPENSATION

Summary Compensation Table

The annual and long-term compensation of our chief executive officer and our four other most highly compensated executive officers in 1999 was as follows:

                                                     -----------------------------------------------------------------
                                                                  ANNUAL COMPENSATION(1)        LONG-TERM COMPENSATION
                                                     FISCAL   -------------------------------   ----------------------
                                                      YEAR                                            SECURITIES
            NAME AND PRINCIPAL POSITION              ENDED    SALARY($)   BONUS($)   OTHER($)   UNDERLYING OPTIONS(#)
            ---------------------------              ------   ---------   --------   --------   ----------------------
Robert L. Erwin....................................   1999     184,000     12,000         --           150,000
  Chairman of the Board and Chief Executive Officer
N. Leigh Anderson, Ph.D............................   1999     174,000     12,000     29,000(2)         75,000
  President and Chief Executive Officer, Large
  Scale Proteomics
Laurence K. Grill, Ph.D............................   1999     147,000     12,000         --            75,000
  Senior Vice President, Research
R. Barry Holtz, Ph.D...............................   1999     147,000     12,000         --            75,000
  Senior Vice President, Bioprocess Development
David R. McGee, Ph.D...............................   1999     165,000     12,000         --            75,000
  Senior Vice President and Chief Operating Officer

---------------
(1) Excludes other compensation in the form of perquisites and other personal benefits that constitute the lesser of $50,000 or 10% of the total annual salary or bonus in 1999.

(2) Represents payments of deferred compensation accrued prior to our acquisition of Large Scale Proteomics.

Option Grants in Fiscal 1999


The following table outlines information regarding stock options granted to our chief executive officer and our four other most highly compensated executive officers in 1999. Amounts in the following table under potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. For purposes of this analysis, the SEC mandates the use of the 5% and 10% assumed annual rates of compounded stock price appreciation and these rates do not represent an estimate or projection of our future common stock prices. The amounts under potential realizable value represent assumed rates of appreciation in the value of our common stock from the initial public offering price of $17.00 per share. Actual gains, if any, on stock options exercises will depend on future performance of our common stock and overall stock market conditions. We may not achieve the amounts reflected in the following table.



                                   -----------------------------------------------------------------------------------
                                                      INDIVIDUAL GRANTS
                                   -------------------------------------------------------
                                    NUMBER OF                                                   POTENTIAL REALIZABLE
                                    SHARES OF                                                 VALUE AT ASSUMED ANNUAL
                                     COMMON        PERCENT OF                                   RATES OF STOCK PRICE
                                      STOCK       TOTAL OPTIONS                               APPRECIATION FOR OPTION
                                   UNDERLYING      GRANTED TO                                           TERM
                                     OPTIONS      EMPLOYEES IN     EXERCISE     EXPIRATION    ------------------------
              NAME                   GRANTED          1999         PRICE ($)       DATE         5%($)         10%($)
              ----                 -----------    -------------    ---------    ----------    ----------    ----------
Robert L. Erwin..................    150,000           6.3%           7.50       12/30/09     3,029,000     5,489,000
N. Leigh Anderson, Ph.D..........     75,000           3.2%           7.50       12/30/09     1,514,000     2,744,000
Laurence K. Grill, Ph.D..........     75,000           3.2%           7.50       12/30/09     1,514,000     2,744,000
R. Barry Holtz, Ph.D.............     75,000           3.2%           7.50       12/30/09     1,514,000     2,744,000
David R. McGee, Ph.D.............     75,000           3.2%           7.50       12/30/09     1,514,000     2,744,000


In 1999, we granted options to purchase an aggregate of 2,378,062 shares to employees, directors and consultants under our 1990, 1992 and 1999 stock option plans at an exercise price determined in good faith by our Board of Directors based on our board's estimate of fair value at which we could sell our stock to third parties.

Aggregated Option Exercises in 1999 and Fiscal Year End Option Values


The following table outlines information regarding option exercises in 1999 and the value of options at December 31, 1999 for our chief executive officer and our four other most highly compensated executive officers. The value of unexercised "in-the-money" options at December 31, 1999 is based on the initial public offering price of $17.00 per share.



                                    -----------------------------------------------------------------------------------------
                                                                        NUMBER OF SHARES OF
                                                                      COMMON STOCK UNDERLYING
                                                                        UNEXERCISED OPTIONS          VALUE OF UNEXERCISED
                                                                          AND WARRANTS AT           IN-THE-MONEY OPTIONS AT
                                    COMMON STOCK                         DECEMBER 31, 1999           DECEMBER 31, 1999($)
                                    ACQUIRED ON        VALUE        ---------------------------   ---------------------------
               NAME                 EXERCISE(#)     REALIZED($)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
               ----                 ------------   --------------   -----------   -------------   -----------   -------------
Robert L. Erwin...................         --              --             --         150,000             --       1,425,000
N. Leigh Anderson, Ph.D. .........         --              --             --          75,000             --         713,000
Laurence K. Grill, Ph.D. .........      3,000          13,000         19,500          75,000        286,000         713,000
R. Barry Holtz, Ph.D. ............     10,116          47,000         22,500          75,000        330,000         713,000
David R. McGee, Ph.D. ............         --              --         22,500          75,000        330,000         713,000


BENEFIT PLANS

2000 Stock Incentive Plan


Introduction. Our 2000 stock incentive plan is intended to serve as the successor program to our 1999 stock option/stock issuance plan, 1999 special executive stock option plan and 1988, 1990 and 1992 stock plans. Our Board adopted and our stockholders approved the 2000 plan in July and August 2000. The 2000 plan became effective when the underwriting agreement for this offering was signed. At that time, we transferred all outstanding options under our 1999 stock option/stock issuance plan, 1999 special executive stock option plan and our 1988, 1990 and 1992 stock plans to the 2000 plan, and we will not make any further option grants under the prior plans. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 2000 plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2000 plan. The board may amend or modify the 2000 plan at any time, subject to any required stockholder approval. The 2000 plan will terminate no later than July 15, 2010.


Share Reserve. 8,478,500 shares of our common stock have been authorized for issuance under the 2000 plan. This share reserve consists of the number of shares we estimate will be carried over from the prior plans plus an additional increase of 3,523,000 shares. The share reserve under our 2000 plan will automatically increase on the first trading day in January each calendar year beginning in 2001, by an amount equal to 4% of the total number of shares of our common stock outstanding on the last trading day of December in the prior year, but in no event will this annual increase exceed 2,000,000 shares or such lesser amount determined by the compensation committee. In addition, we will not grant any participant in our 2000 plan stock options or direct stock issuances for more than 1,000,000 shares of common stock per calendar year.

Programs. Our 2000 plan has five separate programs:

     - the discretionary option grant program, under which we may grant eligible individuals in our employ options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

     - the stock issuance program, under which we may issue eligible individuals shares of our common stock directly through the purchase of such shares at a price not less than their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service;

     - the salary investment option grant program, under which we may give our executive officers and other highly compensated employees the opportunity to apply a portion of their base salary to the acquisition of special below market stock option grants;

     - the automatic option grant program, under which we will automatically make option grants at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date; and

     - the director fee option grant program, under which we may give our non-employee board members the opportunity to apply a portion of any retainer fee otherwise payable to them in cash for the year to the acquisition of special below-market option grants.

Eligibility. The individuals eligible to participate in our 2000 plan include our officers and other employees, our board members and any consultants that we hire.

Administration. Our compensation committee will administer the discretionary option grant and stock issuance programs. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program if that program is put into effect for one or more calendar years.

Plan Features. Our 2000 plan will include the following features:

     - The exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our prior plans, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the options under our prior plans have any stock appreciation rights.

Change in Control. The 2000 plan will include the following change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances:

     - If we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program that is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

     - Outstanding options under the salary investment, automatic option grant and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

     - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based on the highest price per share of our common stock paid in that tender offer.

     - The compensation committee will have complete discretion to grant one or more options that will become exercisable for all the option shares if those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under our 2000 plan may be accelerated upon similar terms and conditions.

     - The compensation committee will also have the authority to grant options which will immediately vest if we are acquired, whether or not those options are assumed by the successor corporation.

     - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a successful tender offer for more than fifty percent of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

     - The options currently outstanding under our prior plans will immediately vest if we are acquired by a merger or asset sale and the acquiring company does not assume those options. None of those options contain additional acceleration provisions.

Salary Investment Option Grant Program. If the compensation committee decides to put this program into effect for one or more calendar years, each executive officer or other highly compensated employee selected for participation in the program may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments during the calendar year for which the salary reduction is to be in effect.

Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time on or after the effective date of this offering will receive an option grant for 30,000 shares of common stock on the date such individual joins the board. In addition, on the date of each annual stockholders' meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 6,000 shares of common stock, provided such individual has served on the board for at least six months.

Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option that are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 30,000-share automatic option grant will vest in a series of twenty successive quarterly installments upon the optionee's completion of each quarter of board service over the five year period measured from the grant date. The shares subject to each annual 6,000-share automatic option grant will vest upon the optionee's completion of four quarters of board service measured from the grant date. However, the shares will immediately vest in full upon specified changes in control or ownership or upon the optionee's death or disability while a board member.

Director Fee Option Grant Program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments during the calendar year for which the retainer fee election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

Employee Stock Purchase Plan


Our Board of Directors adopted and our stockholders approved our employee stock purchase plan in July and August 2000. The plan became effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.


We have 350,000 shares of our common stock that we will initially reserve for issuance under the plan. The reserve will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2001, by an amount equal to 1% of the total number of shares of our common stock outstanding on the last trading day of the immediately preceding calendar year not to exceed 350,000 shares or such lesser amount determined by the Compensation Committee.

The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of August and February each year. Each offering period will continue for a period of 24 months, unless otherwise determined by our compensation committee. However, the initial offering period will start on the date the underwriting agreement for this offering is signed and will end on the last business day of July 2002. The next offering period will start on the first business day of February 2001 and end on the last business day of January 2003.

Employees scheduled to work more than 20 hours per week for more than five calendar months per year may participate in the plan and may join an offering period on the start date of that period. Employees may participate in only one offering period at any time.

A participant may contribute up to 15% of his or her base salary payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of July and January each year, with the first purchase to occur on the last business day of January 2001. The purchase price per share on each semi-annual purchase date will be equal to 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. However, a participant may not purchase more than 500 shares on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately before the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately before the acquisition.

The following provisions will also be in effect under the plan:

     - The plan will terminate no later than the last business day of July 2010.

     - The board may at any time amend, suspend or discontinue the plan. However, some amendments may require stockholder approval.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT ARRANGEMENTS AND
CHANGE IN CONTROL ARRANGEMENTS

We have entered into employee agreements as part of the acquisition of our subsidiary, Large Scale Proteomics, with two of the founders of that company:
Dr. N. Leigh Anderson, who is one of our directors, and Dr. Norman Anderson, who is the Chief Scientist of Large Scale Proteomics and Dr. N. Leigh Anderson's father. The agreements provide for base salaries of $185,000 and participation in employee benefits provided to other salaried employees. Each agreement provides for non-competition with Large Scale Proteomics over the five-year term of the agreement. If Dr. N. Leigh Anderson's employment is terminated without cause or on other specific conditions, he would have a license for non-competitive applications of the technology of Large Scale Proteomics owned before our acquisition of Large Scale Proteomics. In lieu of a similar license to use Large Scale Proteomics pre-existing technology, Dr. Norman Anderson received a cash settlement of $20,833 per month payable over two years.

We have also entered into a License and Consulting Agreement with Dr. Norman Anderson covering biochip technology developed by Dr. Norman Anderson. The agreement provides for a $4,000 per month consulting fee over two years and license fee of $6,667 per month over five years. The license is a worldwide, exclusive, non-royalty bearing license to biochip technology.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Our certificate of incorporation eliminates to the maximum extent allowed by the Delaware General Corporation Law, directors' personal liability to us or our stockholders for monetary damages for breaches of fiduciary duties. Our certificate of incorporation does not, however, eliminate or limit the personal liability of a director for the following:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law and may indemnify our other officers, employees and other agents as set forth in the Delaware General Corporation Law. In addition, we have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements contain provisions that require us, among other things, to indemnify our directors and executive officers against liabilities, other than liabilities arising from intentional or knowing and culpable violations of law, that may arise by reason of their status or service as our as directors or executive officers of Large Scale Biology or other entities to which they provide service at our request and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified directors and officers.

Before the consummation of this offering, we will obtain an insurance policy covering directors and officers for claims they may have to pay or for which we are required to indemnify them.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

              TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES

SALES OF SECURITIES

In January 1999, in connection with the acquisition of our subsidiary, Large Scale Proteomics, we issued 2,287,634 shares of our Series G convertible preferred stock in exchange for 92.5% of the outstanding shares of Large Scale Proteomics' capital stock. In March 2000, we purchased the remaining 7.5% of its capital stock for aggregate purchase price of approximately $74,000. The Series G convertible preferred stock agreement contains a put option which gives Series G convertible preferred stockholders the option to require Large Scale Biology to purchase their shares at a price of $10 per share upon the occurrence of specified events. This option terminates on the date of the final prospectus for this offering. Before our purchase of Large Scale Proteomics, Drs. N. Leigh Anderson and Norman Anderson owned 43% of the equity securities of that company. Dr. N. Leigh Anderson received 830,965 shares and Dr. Norman Anderson received 224,290 shares of our Series G convertible preferred stock.

In March and April 1998, we issued and sold 1,000,000 shares of our Series F convertible preferred stock at a price of $7.00 per share which is convertible into the number of shares of our common stock listed below upon completion of this offering to a group of private investors that included the following directors, executive officers and 5% stockholders:

                                                  ----------------------------------------------
                                                      SHARES OF SERIES F            SHARES OF
                  PURCHASER                       CONVERTIBLE PREFERRED STOCK    COMMON STOCK(2)
                  ---------                       ---------------------------    ---------------
Marvyn Carton.................................               37,857                    56,786
Technology Directors II BST, LLC(1)...........              759,404                 1,139,106

-------------------------
(1) Four of our directors, Sol Levine, John W. Maki, John J. O'Malley and James
    P. TenBroek, are members of Technology Directors II BST, LLC.

(2) On an as converted basis.

Pursuant to a purchase agreement dated May 14, 1997, Technology Directors II, LLC, a greater than 5% stockholder, purchased all 3,804,390 shares of our common stock held by a third-party investor from the investor at a price as agreed by the parties.

Holders of shares of our preferred stock and our common stock issued or issuable upon conversion and some holders of our common stock are entitled to registration rights. See "Description of Capital Stock -- Registration Rights."

AGREEMENT WITH DOW

In September 1998, we entered into a three year collaboration and license agreement with Dow. The Dow agreement provides funding for sponsored genomics research, royalties upon sales by Dow of products that result from this collaboration and payments when specific milestones are reached. In connection with the Dow agreement, we issued to Dow a warrant to purchase up to 1,848,091 shares of our common stock at an exercise price of $6.67 per share, subject to increases over time to up to $10.14 per share. As of June 30, 2000, 1,848,091 shares of common stock were issuable under the warrant at $8.82 a share. The warrant exercise price increases to $10.14 on September 1, 2000. The warrant expires upon the earlier of August 31, 2003 or two years after termination of the Dow agreement. The revenues we recognized under the Dow agreement in 1998 were $2.9 million and in 1999 were $14.2 million.


Under the terms of our agreement with Dow, if we sell shares to other purchasers, Dow has the right to purchase up to 20.3% of the number of shares sold at the same price at which shares are sold to other purchasers. Consequently, Dow has the right to purchase up to 1,015,000 shares of our common stock, or proportionately more to the extent the underwriters' over-allotment option is exercised, at the same price as shares are sold to the underwriters. Dow has orally advised us that it does not intend to exercise this purchase right. Dow's purchase rights under our agreement expire for all purposes when shares are sold to the underwriters.



AGREEMENTS WITH OFFICERS AND DIRECTORS


We have entered into employment arrangements with our executive officers. See "Management -- Employment Contracts, Termination of Employment Arrangements and Change in Control Arrangements."

We have granted options and issued common stock to our executive officers and directors. See "Management -- Board of Directors -- Director Compensation," "-- Benefit Plans" and "Principal Stockholders."

We have entered into an indemnification agreement with each of our executive officers and directors. See "Management -- Limitation of Liability and Indemnification."

We have entered into non-competition and confidentiality agreements with one of our directors, Dr. N. Leigh Anderson, and with Dr. Norman Anderson, who is the Chief Scientist of Large Scale Proteomics and Dr. N. Leigh Anderson's father.

In 1998 we entered into a consulting and business development arrangement with Technology Directors, Inc., an affiliate of Technology Directors II, LLC and Technology Directors II BST, LLC, which each own more than 5% of our stock. Under the agreement, Technology Directors, Inc. is entitled to receive a fee of up to approximately $800,000 depending on payments made in connection with the Dow agreement. At the time of the agreement, two of our directors, Messrs. Maki and O'Malley, were managing directors of Technology Directors, Inc. and Messrs. Levine, Maki, O'Malley and TenBroek are members of the affiliated entities, Technology Directors II, LLC and Technology Directors II BST, LLC. Under this agreement, we paid $285,000 in 1999 and $219,000 in 1998. Further, in 1998 we entered into a consulting agreement with Technology Directors, Inc. for consulting services to be provided by Mr. Maki, one of our directors, and, in 1999, the agreement was expanded to include Mr. O'Malley, another of our directors, under this agreement. Technology Directors, Inc. received an additional $333,000 in 1999 and $83,000 in 1998, as well as expense reimbursements of $26,000 in 1999.

In March 1997, we entered into a research and development program with Wesley Jessen Corporation for development of unique anti-infective products for ophthalmic applications. Three of our directors, Messrs. Maki, O'Malley, and Levine, are directors of Wesley Jessen Corporation. In connection with this program, we received payments of $525,000 in 1997 and $125,000 in 1998.

In 1999, we entered into a license agreement with Icon Genetics, AG, and the International Institute of Cell Biology, National Academy of Sciences of Ukraine. Robert L. Erwin, our Chief Executive Officer and Chairman of the Board, serves as Chairman of the Supervisory Board of Icon Genetics. Mr. John Maki, one of our directors, is a member of the Supervisory Board and a principal shareholder of Icon Genetics AG. The license provides us an exclusive, worldwide, fully paid-up license to specified technology for a license fee payable in eight quarterly installments of $37,500. An additional $200,000 is payable upon achievement of specified milestones. We were also granted a worldwide, non-exclusive license to additional technology, subject to a 2% royalty on net sales of products developed with such technology. Under the agreement, we paid $213,000 in 1999 to Icon Genetics and the International Institute of Cell Biology.

We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, if any, between us and our officers, directors and principal stockholders and their affiliates and any transactions between us and any entity with which our officers, directors or five percent stockholders are affiliated will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors of the board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

The beneficial ownership of our common stock as of June 30, 2000, by the following individuals or groups is as follows:

     - Each person or entity who is known by us to own beneficially greater than 5% of our outstanding stock

     - Our chief executive officer and our four other most highly compensated executive officers

     - Each of our directors and

     - All directors and executive officers as a group.


Each stockholder's percentage ownership in the following table is based on 17,861,166 shares of common stock outstanding as of June 30, 2000, as adjusted to assume the conversion of all outstanding shares of our convertible preferred stock into our common stock. Each stockholder's percentage ownership after this offering assumes the issuance of 5,000,000 shares of our common stock for an assumed total of 22,861,166 shares outstanding after this offering. For purposes of calculating each stockholder's percentage ownership, any shares of common stock as to which the stockholder has sole or shared voting power and any options or warrants exercisable within 60 days after June 30, 2000 held by a stockholder listed in the table below are treated as outstanding shares.


Unless otherwise indicated, the principal address of each of the stockholders below is c/o Large Scale Biology Corporation, 3333 Vaca Valley Parkway, Suite 1000, Vacaville, California 95688. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power in all shares of common stock held by them.


                                                     -------------------------------------------------------------------
                                                                              PERCENTAGE OF SHARES BENEFICIALLY OWNED
                NAME AND ADDRESS OF                   NUMBER OF SHARES     ---------------------------------------------
                 BENEFICIAL OWNER                    BENEFICIALLY OWNED    PRIOR TO THIS OFFERING    AFTER THIS OFFERING
                -------------------                  ------------------    ----------------------    -------------------
The Dow Chemical Company(1)........................      1,848,091                  10.3                     8.1
  2030 Dow Center
  Midland, MI 48674
Technology Directors II, LLC(2)....................      3,804,390                  21.3                    16.6
  460 Bloomfield Ave., Ste. 200
  Montclair, NJ 07042
Technology Directors II BST, LLC(3)................      1,139,106                   6.4                     5.0
  460 Bloomfield Ave., Ste. 200
  Montclair, NJ 07042
N. Leigh Anderson, Ph.D.(4)........................      1,250,197                   7.0                     5.5
  9620 Medical Center Drive
  Rockville, MD 20850
Robert L. Erwin(5).................................        627,887                   3.5                     2.7
Marvyn Carton(6)...................................        199,381                   1.1                     *
Bernard I. Grosser, M.D.(7)........................        110,294                     *                     *
Charles Hayes(8)...................................        102,058                     *                     *
Sol Levine(9)......................................        379,072                   2.1                     1.7
John W. Maki(10)...................................      4,947,246                  27.7                    21.6
John J. O'Malley(11)...............................      4,947,246                  27.7                    21.6
Kevin Ryan(12).....................................      5,371,833                  30.1                    23.5
James P. TenBroek(13)..............................      1,156,356                   6.5                     5.1
Robert J. Walden(14)...............................        163,296                     *                     *
Jacobo Zaidenweber, M.D.(15).......................        699,375                   3.9                     3.1
Laurence K. Grill, Ph.D.(16).......................        299,280                   1.7                     1.3
R. Barry Holtz, Ph.D.(17)..........................         47,119                     *                     *
David R. McGee, Ph.D.(18)..........................        305,250                   1.7                     1.3
Directors and officers as a group (17 persons).....      9,639,163                  54.0                    42.2


---------------
  * Less than one percent.

 (1) At June 30, 2000, in connection with the Dow agreement, The Dow Chemical Company beneficially owned a warrant to purchase 1,848,091 shares of our common stock. This warrant expires on the earlier of August 31, 2003 or two years after the termination of the Dow agreement.

 (2) Mr. Kevin Ryan and Directors Maki and O'Malley share voting and dispositive power with respect to Technology Directors II, LLC.

 (3) Mr. Kevin Ryan and Directors Maki, O'Malley and TenBroek share voting and dispositive power with respect to Technology Directors II BST, LLC.

 (4) Includes 664,772 shares of Series G convertible preferred stock convertible into 997,158 shares of common stock owned by Dr. Anderson, 166,193 shares of Series G convertible preferred stock convertible into 249,289 shares of common stock owned by Dr. Anderson's wife and beneficially owned by Dr. Anderson, and shares which we will issue upon exercise of an option to purchase 3,750 shares of common stock.

 (5) Includes 619,600 shares of common stock, 2,857 shares of Series C convertible preferred stock convertible into 4,537 shares of common stock, and shares which we will issue upon exercise of an option to purchase 3,750 shares of common stock.

 (6) Includes 97,500 shares of common stock, 20,000 shares of Series B convertible preferred stock convertible into 30,000 shares of common stock, 7,143 shares of Series C convertible preferred stock convertible into 11,346 shares of common stock and 37,857 shares of Series F convertible preferred stock convertible into 56,785 shares of common stock, and shares which we will issue upon exercise of an option to purchase 3,750 shares of common stock.

 (7) Includes 22,500 shares of common stock, 16,791 shares of Series B convertible preferred stock convertible into 25,186 shares of common stock, 22,829 shares of Series C convertible preferred stock convertible into 36,262 shares of common stock and 15,000 shares of Series D convertible preferred stock convertible into 22,596 shares of common stock, and shares which can be issued on exercise of an option to purchase 3,750 shares of common stock.

 (8) Includes 22,500 shares of common stock, 25,000 shares of Series C convertible preferred stock convertible into 39,712 shares of common stock, 15,000 shares of Series D convertible preferred stock convertible into 22,596 shares of common stock, and shares which we will issue upon exercise of an option to purchase 17,250 shares of common stock.

 (9) Includes 75,000 shares of common stock, 50,000 shares of Series D convertible preferred stock convertible into 75,322 shares of common stock, and shares which we will issue upon exercise of options to purchase 228,750 shares of common stock. Mr. Levine has a non-voting interest as a member of Technology Directors II, LLC and Technology Directors II BST, LLC. Mr. Levine's holdings do not include any shares of common stock held of record by Technology Directors II, LLC or shares of Series F convertible preferred stock held of record by Technology Directors II BST LLC.

(10) Includes 3,804,390 shares of common stock held of record by Technology Directors II, LLC, and 759,404 shares of Series F convertible preferred stock convertible into 1,139,106 shares of common stock held of record by Technology Directors II BST, LLC, all or a portion of which are beneficially owned by Mr. Maki as a result of his shared power to vote and/or dispose of the shares of our common stock and Series F convertible preferred stock held of record respectively by Technology Directors II, LLC and Technology Directors II BST, LLC. Mr. Maki disclaims beneficial ownership of all of the shares, except to the extent of his pecuniary interest in Technology Directors II, LLC and Technology Directors II BST, LLC. Also includes shares which we will issue upon exercise of an option to purchase 3,750 shares of common stock.

(11) Includes 3,804,390 shares of common stock held of record by Technology Directors II, LLC, and 759,404 shares of Series F convertible preferred stock convertible into 1,139,106 shares of common stock held of record by Technology Directors II BST, LLC, all or a portion of which are beneficially owned by Mr. O'Malley as a result of his shared power to vote and/or dispose of the shares of our common stock and Series F convertible preferred stock held of record respectively by Technology Directors II, LLC and Technology Directors II BST, LLC. Mr. O'Malley disclaims beneficial ownership of all of the shares, except to the extent of his pecuniary interest in Technology Directors II, LLC and Technology Directors II BST, LLC. Also includes shares which we will issue upon exercise of an option to purchase 3,750 shares of common stock.

(12) Includes 62,100 shares of common stock, 4,158 shares of Series F convertible preferred stock convertible into 6,237 shares of common stock and 3,804,390 shares of common stock held of record by Technology Directors II, LLC, and 759,404 shares of Series F convertible preferred stock convertible into 1,139,106 shares of common stock held of record by Technology Directors II, BST LLC, all or a portion of which are beneficially owned by Mr. Ryan as a result of his shared power to vote and/or dispose of the shares of our common stock and Series F convertible preferred stock held of record respectively by Technology Directors II, LLC and Technology Directors II BST, LLC. Mr. Ryan disclaims beneficial ownership of all of the shares, except to the extent of his pecuniary interest in Technology Directors II, LLC and Technology Directors II BST, LLC, and shares which we will issue upon exercise of an option to purchase 360,000 shares of common stock.

(13) Includes 759,404 shares of Series F convertible preferred stock convertible into 1,139,106 shares of common stock held of record by Technology Directors II, BST LLC all or a portion of which are beneficially owned by Mr. TenBroek as a result of his shared power to vote and/or dispose of the shares of our Series F convertible preferred stock held of record by Technology Directors II, BST LLC. Mr. TenBroek disclaims beneficial ownership of all of these shares, except to the extent of his pecuniary interests in Technology Directors II BST, LLC. Mr. TenBroek has a non-voting interest in Technology Directors II, LLC. Mr. TenBroek's holdings do not include any shares of common stock held of record by Technology Directors II, LLC. Also includes 6,510 shares of common stock held in an individual retirement account for the benefit of Mr. TenBroek and 6,990 shares of common stock held in an individual retirement account for the benefit of Mr. TenBroek's wife, where Mr. TenBroek is a beneficial owner, and shares which we will issue upon exercise of an option to purchase 3,750 shares of common stock.

(14) Includes 106,364 shares of Series G convertible preferred stock convertible into 159,546 shares of common stock, and shares issuable upon exercise of an option to purchase 3,750 shares of common stock.

(15) Includes 165,787 shares of common stock, 150,794 shares of Series A convertible preferred stock convertible into 226,191 shares of common stock, 75,751 shares of Series B convertible preferred stock convertible into 113,626 shares of common stock, 62,225 shares of Series C convertible preferred stock convertible into 98,844 shares of common stock, 60,525 shares of Series D convertible preferred stock convertible into 91,177 shares of common stock, held in the names of Dr. Zaidenweber, the estate of Dr. Zaidenweber's wife and Toreador, S.A., a corporation which Dr. Zaidenweber controls and shares which we will issue upon exercise of an option to purchase 3,750 shares of common stock.

(16) Includes 279,780 shares of common stock, and shares which we will issue upon the exercise of options to purchase 19,500 shares of common stock.

(17) Includes 20,869 shares of common stock and shares which we will issue upon the exercise of options to purchase 26,250 shares of common stock.

(18) Includes 279,000 shares of common stock and shares which we will issue upon the exercise of an option to purchase 26,250 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


At the closing of this offering, we will be authorized to issue 60,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of undesignated preferred stock, par value $.001 per share, after giving effect to the conversion of the convertible preferred stock. The following description of capital stock includes the provisions in the certificate of incorporation to be filed before the closing of this offering. After the completion of this offering, and assuming no exercise of the underwriters' over-allotment option, an aggregate of 22,861,166 shares of common stock will be issued and outstanding, and no shares of convertible preferred stock will be issued and outstanding.


The following description of our capital stock is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock that may come into existence, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. See "Dividend Policy." If we are liquidated, dissolved or wound up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of or designate any series of preferred stock.

WARRANTS

At June 30, 2000, there was a warrant outstanding to purchase a total of 1,848,091 shares of our common stock at an exercise price of $8.82 per share. The warrant exercise price increases to $10.14 on September 1, 2000. The warrant expires on the earlier of August 31, 2003 or two years after the termination of the Dow agreement. The warrant contains antidilutive provisions providing for adjustments of the exercise price and the number of shares of common stock underlying the warrants upon the occurrence of any sale of shares below the warrant price, recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The shares of common stock which we will issue upon exercise of the warrants carry registration rights, as discussed below. The warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the total exercise price.

At June 30, 2000 there were additional warrants outstanding to purchase a total of 43,983 shares of our common stock and shares of our Series E convertible preferred stock which will convert into 220,312 shares of our common stock upon the closing of this offering.

REGISTRATION RIGHTS


After this offering, the holders of an aggregate of approximately 5,010,002 shares of our common stock and warrants to purchase an aggregate of 1,892,074 shares of our common stock will be entitled to rights with respect to the registration of the shares under the Securities Act. These rights are provided under the terms of agreements between us and the holders of these securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. Holders of these rights may also require us to file a registration statement under the Securities Act at our expense at any time six months after the closing of this offering regarding their shares of common stock, and we must use our best efforts to effect the registration, subject to conditions and limitations. In addition, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations. Upon registration, these shares will be freely tradeable in the public market without restriction.


COMPLIANCE WITH CALIFORNIA LAW

We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, certain specific provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect members to our board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following additional effects:

     - Enables removal of directors with or without cause with majority stockholder approval

     - Places limitations on the distribution of dividends

     - Extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares and

     - Provides for information rights and required filings in the event we effect a sale of assets or complete a merger

We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2000 annual meeting of stockholders. If these two conditions occur, then we will not be subject to
Section 2115 as of the record date for our 2000 annual meeting of stockholders.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

Our certificate of incorporation authorizes our board to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board at the time of issuance. See "-- Preferred Stock." Our certificate of incorporation also provides that all stockholder action occur at a duly called meeting of stockholders and not by written consent. In addition, our certificate of incorporation and bylaws do not permit our stockholders to call a special meeting of stockholders. Only our Chief Executive Officer, President, Chairman of the Board or a majority of the board of directors are permitted to call a special meeting of stockholders. Our bylaws require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and that the chairman of the board has the authority to adjourn any meeting called by the stockholders. Our bylaws also require a supermajority vote of members of the board of directors and/or stockholders to amend certain specified bylaw provisions. These provisions of our restated certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the company. These provisions also may have the effect of preventing changes in the management of the company. See "Risk
Factors -- Provisions of our charter documents and Delaware law may inhibit a takeover, which could adversely affect our stock price."

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

     - before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - after the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

        -- persons who are directors and also officers; and

        -- employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.66% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include the following:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar for our common stock is Equiserve L.P. Its telephone number is (781) 575-2469.

                        SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.


Upon the completion of this offering we will have 22,861,166 shares of common stock outstanding excluding:


     - 4,125,450 shares of common stock issuable upon the exercise of stock options outstanding at June 30, 2000 at a weighted average exercise price of $5.42 per share,

     - 829,331 shares of common stock reserved for issuance under our stock option plans at June 30, 2000,

     - 2,112,386 shares of common stock issuable upon the exercise of warrants outstanding at June 30, 2000 at a weighted average exercise price of $8.22 per share, and


     - up to 1,015,000 shares of common stock which Dow has the right to purchase as described under "Transactions and Relationships with Related Parties -- Agreement with Dow."


Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 17,861,166 shares of common stock are "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Our executive officers, directors and certain stockholders have agreed pursuant to "lock-up" agreements that, for a period of 180 or 240 days after the date of this prospectus, they will not sell any shares without the prior written consent of J.P. Morgan Securities Inc. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:


--------------------------------------------------------------------------
NUMBER OF
  SHARES                                  DATE
----------    ------------------------------------------------------------
 5,781,484    After the date of this prospectus, freely tradable shares
              sold in this offering and shares saleable under Rule 144(k)
              that are not subject to the 180-day or the 240-day lock-ups described below
 7,879,311    After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares are saleable under Rule
              144 (subject to volume limitations), Rule 144(k) or Rule 701
   150,000    After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144
 9,050,371    After 240 days from the date of this prospectus, a 240-day lock-up entered into by each of our officers and directors and some related persons is released and these shares are
              saleable under Rule 144 (subject to volume limitations),
              Rule 144(k) or Rule 701


RULE 144


In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including any of our affiliates, who has beneficially owned shares for at least one year, including the holding period of any prior owner who is not an affiliate, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock, which will be approximately 228,612 shares immediately after this offering, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to some restrictions. In addition, a person who is not an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

RULE 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144, but without compliance with some of the restrictions of Rule 144, including the holding period requirement, of Rule 144. Any employee, officer or director or consultant to Large Scale Biology who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding requirements of Rule
144. Rule 701 further provides that non-affiliates may sell their Rule 701 shares in reliance without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

Stock Options

As of June 30, 2000, options to purchase a total of 4,125,450 shares of common stock were outstanding, approximately 41% which were currently exercisable. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under our 2000 stock incentive plan and our employee stock purchase plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below. See "Management -- Benefit Plans."

Lock-up Agreements


Each of our officers and directors and shareholders related to them have agreed, subject to limited exceptions, not to sell, without the prior written consent of J.P. Morgan Securities Inc., or otherwise dispose of any shares of our common stock, or securities substantially similar to our common stock, or options to acquire shares of our common stock or take any action to do any of the foregoing during the 240-day period following the date of this prospectus. The executive officers, directors and related shareholders subject to the 240-day lock-up own an aggregate of 9,050,371 shares. Additionally, we and other shareholders owning an aggregate of 8,029,311 shares have agreed to a substantially similar restriction for 180 days after the date of this prospectus, excluding issuances of options and common stock by us under employee stock option plans existing on the date of this prospectus. J.P. Morgan Securities Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to the 180-day lock-up agreements. See "Underwriting."


Registration Rights


After the closing of this offering, the holders of an aggregate of approximately 5,010,002 shares of our common stock and warrants to purchase an aggregate of 1,892,074 shares of our common stock will be entitled to rights regarding the registration of the shares under the Securities Act. These rights are provided under the terms of agreements between us and the holders of these securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. Holders of these rights may also require us to file a registration statement under the Securities Act at our expense at any time six months after the closing of this offering with respect to their shares of common stock, and we are required to use our best efforts to effect the registration, subject to conditions and limitations. In addition, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations. Upon registration, these shares will be freely tradeable in the public market without restriction.

                       UNITED STATES TAX CONSEQUENCES TO
                   NON-UNITED STATES HOLDERS OF COMMON STOCK

The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of the common stock applicable to Non-United States Holders of this common stock. For the purpose of this discussion, a Non-United States Holder is any holder that for U.S. federal income tax purposes is not a U.S. person. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a Non-United States Holder's particular facts and circumstances, such as being a U.S. expatriate or a pass-through entity, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Large Scale Biology has not and will not seek a ruling from the Internal Revenue Service regarding the U.S. federal income and estate tax consequences described below, and as a result, we cannot guarantee that the Internal Revenue Service will not disagree with or challenge any of the conclusions addressed in this discussion. For purposes of this discussion, the term U.S. person means:

     - a citizen or resident of the United States;

     - a corporation or other entity created or organized in the United States or under the laws of the United States or any political subdivision thereof;

     - an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

If Large Scale Biology pays a dividend, any dividend paid to a Non-United States Holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-United States Holder that are effectively connected with a U.S. trade or business conducted by the Non-United States Holder are exempt from such withholding tax. However, those effectively connected dividends, net of some deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a U.S. trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A Non-United States Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

A Non-United States Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of his common stock unless:

     - the gain is effectively connected with a U.S. trade or business of the Non-United States Holder (which gain, in the case of a corporate Non-United States Holder, must also be taken into account for branch profits tax purposes);

     - the Non-United States Holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and some other conditions are met; or

     - Large Scale Biology is or has been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its common stock. Large Scale Biology has determined that it is not and does not believe that it will become a "United States real property holding corporation" for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, Large Scale Biology must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of resident.

Dividends paid to a Non-United States Holder at an address within the U.S. may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the U.S. on or before December 31, 2000 unless the payer has knowledge that the payee is a United States person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to Non-United States Holders at an address outside the U.S. after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such Non-United States Holder satisfies various certification requirements.

Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of common stock outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

     - a U.S. person;

     - a "controlled foreign corporation" for U.S. federal income tax purposes;
       or

     - a foreign person 50% or more of whose gross income is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holders' non-U.S. status and some other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States Holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in the common stock. Those final Treasury Regulations are generally effective for payments made after December 31, 2000.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

ESTATE TAX

An individual Non-United States Holder who owns common stock at the time of his death or had made specified lifetime transfers of an interest in common stock will be required to include the value of that common stock in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-UNITED STATES HOLDERS. INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc., Chase Securities Inc. and William Blair & Company, L.L.C. are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.


                                                              ----------------
                                                              NUMBER OF SHARES
                                                              ----------------
UNDERWRITERS
J.P. Morgan Securities Inc. ................................     2,475,000
Chase Securities Inc. ......................................     1,575,000
William Blair & Company, L.L.C. ............................       450,000
Allen & Company Incorporated................................       100,000
Robert W. Baird & Co. Incorporated..........................       100,000
Deutsche Bank Securities Inc. ..............................       100,000
Jackson Securities Incorporated.............................       100,000
First Security Van Kaspar...................................       100,000
                                                                 ---------
          Total.............................................     5,000,000
                                                                 =========


The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.


The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if these shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $0.71 per share from the initial public offering price. Any of these securities dealers may resell shares to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.



If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 750,000 shares of common stock from us to cover these sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.


The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.


                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................  $     1.19     $     1.19
          Total.............................................  $5,950,000     $6,842,500



The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 750,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We estimate that the total expenses of this offering we must pay, excluding underwriting discounts, will be approximately $2.0 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


Each of our executive officers and directors and shareholders related to them have agreed with the underwriters that, subject to limited exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 240 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock. The executive officers, directors and related shareholders subject to the 240-day lock-up own an aggregate of 9,050,371 shares. Additionally, we and other shareholders owning an aggregate of 8,029,311 shares have agreed to a substantially similar restriction for 180 days after the date of this prospectus, excluding issuances of options and common stock by us under employee stock option plans existing on the date of this prospectus. J.P. Morgan Securities Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the 180-day lock-up agreements.


At our request, the underwriters have reserved shares of common stock for sale to our directors, officers, employees, consultants and family members of the foregoing. We expect these persons to purchase no more than 5% of the common stock offered in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares.


Our common stock has been approved for listing on the Nasdaq National Market under the symbol "LSBC."



It is expected that delivery of the shares will be made to investors on or about August 15, 2000.


One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or though their financial advisors.

There has been no public market for the common stock prior to this offering. We and the underwriters negotiated the initial offering price. In determining the price, we and the underwriters considered a number of factors in addition to prevailing market conditions, including:


     - the history of and prospects for our industry and for biotechnology companies generally;

     - an assessment of our management;

     - our present operations;

     - our historical results of operations;

     - the trend of our revenues and earnings; and

     - our earnings prospects.


We and the underwriters considered these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial offering price.



From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates.

                                 LEGAL MATTERS

The validity of the common stock offered will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Francisco, California. Legal matters in connection with the offering will be passed on for the underwriters by Cahill Gordon & Reindel, New York, New York.

                         CHANGE IN INDEPENDENT AUDITORS

Effective December 1999, Deloitte & Touche LLP was engaged as our independent auditors and PricewaterhouseCoopers LLP was dismissed as our independent auditors. The decision to change auditors was approved by our Board of Directors. The former independent auditors' report on the Company's financial statements as of and for the years ended December 31, 1997 and 1998 did not contain an adverse opinion, a disclaimer of opinion or any qualifications or modifications related to uncertainty, limitation of audit scope or application of accounting principles. PricewaterhouseCoopers LLP has not reported on any financial statements or information related to the Company included in this prospectus.

In the period from January 1, 1997 through the date at which Deloitte & Touche LLP was engaged as our independent auditors, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to reference the subject matter of the disagreement in any of their reports.

Deloitte & Touche LLP audited the financial statements for the years ended December 31, 1997 and 1998 included in this prospectus. Before December 1999, we had not consulted with Deloitte & Touche LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements.

                                    EXPERTS

The consolidated financial statements of Large Scale Biology Corporation, formerly Biosource Technologies, Inc., and its subsidiaries as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 15) appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Large Scale Proteomics, formerly Large Scale Biology Corporation, as of October 31, 1998 and 1997 and for the years then ended included in this prospectus and elsewhere in this registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included in reliance upon the report of such firm, given on their authority as experts in auditing and accounting.

Those portions of the Prospectus and Registration Statement as they relate to intellectual property other than with respect to the field of proteomics and single chain antibodies in the material under the captions "Risk
Factors -- Conflicts with Our Collaborators Could Harm Our Business," "Risk Factors -- Risks Related to our Intellectual Property," "Business -- Intellectual Property" and "Business -- Legal Proceedings" have been reviewed and approved by Howrey Simon Arnold & White LLP, our patent counsel, as experts on such matters, and are included in this prospectus in reliance upon that review and approval.

                             ADDITIONAL INFORMATION

We have filed with the SEC, Washington, D.C. 20549, under the Securities Act a registration statement on Form S-1 relating to the common stock offered. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information regarding us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a web site that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this web site is http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                              ----
                                                              PAGE
                                                              ----
LARGE SCALE BIOLOGY CORPORATION
(FORMERLY BIOSOURCE TECHNOLOGIES, INC.):
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1998
  (Restated) and 1999 (Restated) and June 30, 2000
  (Unaudited)...............................................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 (Restated) and 1999 (Restated) and
  the Six Months Ended June 30, 1999 (Unaudited) and 2000
  (Unaudited)...............................................   F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1997, 1998 and 1999 and the Six
  Months Ended June 30, 2000 (Unaudited)....................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999 and Six Months Ended June
  30, 1999 (Unaudited) and 2000 (Unaudited).................   F-6
Notes to Consolidated Financial Statements..................   F-7
LARGE SCALE PROTEOMICS
(FORMERLY LARGE SCALE BIOLOGY CORPORATION):
Report of Independent Accountants...........................  F-25
Balance Sheets as of October 31, 1998 and 1997..............  F-26
Statements of Operations and Accumulated Deficit for the
  Years Ended October 31, 1998 and 1997.....................  F-27
Statements of Cash Flows for the Years Ended October 31,
  1998 and 1997.............................................  F-28
Notes to Financial Statements...............................  F-29
LARGE SCALE PROTEOMICS:
(FORMERLY LARGE SCALE BIOLOGY CORPORATION)
Unaudited Statements of Operations and Accumulated Deficit
  for the Three Months Ended January 31, 1998 and 1999......  F-34
Unaudited Statements of Cash Flows for the Three Months
  Ended January, 31, 1998 and 1999..........................  F-35
Notes to Unaudited Financial Statements.....................  F-36

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Large Scale Biology Corporation

We have audited the accompanying consolidated balance sheets of Large Scale Biology Corporation (formerly Biosource Technologies, Inc.) and its subsidiaries (collectively the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Large Scale Biology Corporation and its subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15, the accompanying 1998 and 1999 consolidated financial statements have been restated.


/s/ Deloitte & Touche LLP

Sacramento, California
April 3, 2000
(July 17, 2000

as to Note 15 and August 8, 2000,

as to the last paragraph of Note 1)

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

                          CONSOLIDATED BALANCE SHEETS

                                                              --------------------------------------------
                                                                      DECEMBER 31,              JUNE 30,
                                                                1998(1)         1999(1)           2000
                                                              ------------    ------------    ------------
                                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,484,000    $  6,975,000    $  6,299,000
  Marketable securities.....................................     4,086,000       7,124,000              --
  Accounts receivable, net of allowance of $1,200,000 in
     1998...................................................        50,000         141,000         231,000
  Prepaid expenses and other current assets.................       712,000         976,000       2,373,000
                                                              ------------    ------------    ------------
          Total current assets..............................     8,332,000      15,216,000       8,903,000
Property, plant and equipment, net..........................     5,762,000       9,504,000       9,469,000
Intangible assets, net......................................     2,375,000       3,843,000       5,264,000
Other assets................................................     1,121,000       3,199,000       1,114,000
                                                              ------------    ------------    ------------
          Total assets......................................  $ 17,590,000    $ 31,762,000    $ 24,750,000
                                                              ============    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    911,000    $  1,419,000    $  1,778,000
  Accrued expenses..........................................       577,000       1,255,000       1,874,000
  Current portion of long-term debt.........................       580,000       2,184,000       2,364,000
  Deferred revenue and customer advances....................     3,750,000      11,872,000      11,602,000
                                                              ------------    ------------    ------------
          Total current liabilities.........................     5,818,000      16,730,000      17,618,000
Long-term debt..............................................     1,445,000       2,457,000       1,950,000
Long-term deferred revenue..................................     4,784,000       7,898,000       2,754,000
Warrant liability...........................................     2,616,000      11,380,000      10,826,000
                                                              ------------    ------------    ------------
          Total liabilities.................................    14,663,000      38,465,000      33,148,000
Commitments (Note 9)
Stockholders' equity (deficit):
  Convertible preferred stock, par value $.001 per share;
     10,000,000 shares authorized; 3,319,806, 5,605,813 and
     5,605,813 shares issued and outstanding; liquidation
     preference of $16,060,000, $38,925,000 and 38,925,000
     in 1998, 1999 and 2000, respectively...................    15,848,000      40,497,000      40,497,000
  Common stock, par value $.001 per share; 60,000,000 shares authorized; 9,227,300, 9,300,684 and 9,419,698 shares
     issued and outstanding in 1998, 1999 and 2000,
     respectively...........................................    30,966,000      39,469,000      39,827,000
  Stockholder notes receivable..............................       (32,000)       (112,000)       (114,000)
  Deferred compensation.....................................       (18,000)     (7,825,000)     (6,500,000)
  Accumulated deficit.......................................   (43,837,000)    (78,732,000)    (82,108,000)
                                                              ------------    ------------    ------------
          Total stockholders' equity (deficit)..............     2,927,000      (6,703,000)     (8,398,000)
                                                              ------------    ------------    ------------
          Total liabilities and stockholders' equity
            (deficit).......................................  $ 17,590,000    $ 31,762,000    $ 24,750,000
                                                              ============    ============    ============

(1) As restated, see Note 15.

See accompanying notes to consolidated financial statements.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           -------------------------------------------------------------------------
                                           YEAR ENDED DECEMBER 31,                       SIX MONTHS ENDED JUNE 30,
                                           ------------------------------------------    ---------------------------
                                              1997        1998(1)        1999(1)         1999            2000
                                           -----------    -----------    ------------    ------------    -----------
                                                                                                 (UNAUDITED)
Revenues.................................  $ 2,108,000    $ 3,394,000    $ 16,090,000    $  6,130,000    $11,233,000
Costs and expenses:
  Development agreements.................    1,735,000      2,565,000       8,034,000       3,495,000      3,869,000
  Research and development...............    5,872,000      6,973,000       9,163,000       4,065,000      7,395,000
  General, administrative and
    marketing............................    3,363,000      3,492,000       8,333,000       4,351,000      4,058,000
  Purchased research and development.....           --             --      21,362,000      21,362,000             --
                                           -----------    -----------    ------------    ------------    -----------
         Total costs and expenses........   10,970,000     13,030,000      46,892,000      33,273,000     15,322,000
                                           -----------    -----------    ------------    ------------    -----------
Gain on litigation settlements...........    2,000,000      1,890,000       1,300,000       1,300,000             --
                                           -----------    -----------    ------------    ------------    -----------
Loss from operations.....................   (6,862,000)    (7,746,000)    (29,502,000)    (25,843,000)    (4,089,000)
                                           -----------    -----------    ------------    ------------    -----------
Other income (expense):
  Interest income........................      366,000        275,000         452,000         155,000        344,000
  Interest expense.......................      (73,000)       (60,000)       (302,000)       (113,000)      (185,000)
  Change in fair value of warrant........           --     (1,224,000)     (5,353,000)             --        554,000
                                           -----------    -----------    ------------    ------------    -----------
         Total other income (expense)....      293,000     (1,009,000)     (5,203,000)         42,000        713,000
                                           -----------    -----------    ------------    ------------    -----------
Net loss before provision for income
  taxes..................................   (6,569,000)    (8,755,000)    (34,705,000)    (25,801,000)    (3,376,000)
Provision for income taxes...............           --             --         190,000              --             --
                                           -----------    -----------    ------------    ------------    -----------
Net loss.................................  $(6,569,000)   $(8,755,000)   $(34,895,000)   $(25,801,000)   $(3,376,000)
                                           ===========    ===========    ============    ============    ===========
Net loss per share -- basic and
  diluted................................  $     (0.70)   $     (0.93)   $      (3.76)   $      (2.78)   $     (0.36)
                                           ===========    ===========    ============    ============    ===========
Weighted average shares
  outstanding -- basic and diluted.......    9,332,235      9,366,774       9,275,228       9,265,782      9,375,282
                                           ===========    ===========    ============    ============    ===========
Unaudited pro forma net loss per
  share -- basic and diluted.............                                $      (2.01)   $      (1.52)   $     (0.19)
                                                                         ============    ============    ===========
Pro forma weighted average shares
  outstanding -- basic and diluted.......                                  17,330,475      16,924,083     17,816,750
                                                                         ============    ============    ===========

(1) As restated, see Note 15.

See accompanying notes to consolidated financial statements.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      ----------------------------------------------------------------------------------
                                         NUMBER OF SHARES                                AMOUNT
                                      -----------------------   --------------------------------------------------------
                                      CONVERTIBLE               CONVERTIBLE                 STOCKHOLDERS'
                                       PREFERRED     COMMON      PREFERRED      COMMON          NOTES         DEFERRED
                                         STOCK        STOCK        STOCK         STOCK       RECEIVABLE     COMPENSATION
                                      -----------   ---------   -----------   -----------   -------------   ------------
Balances, December 31, 1996.........   2,323,608    9,272,425   $ 8,531,000   $32,149,000     $      --     $         --
  Exercise of warrants..............                   21,000                      28,000
  Redemption of securities..........                       (1)
  Conversion of Series C convertible
    preferred stock into common
    stock...........................      (2,857)       4,516       (20,000)       20,000
  Issuance of Series E convertible
    preferred stock warrants for
    services........................                                383,000
  Exercise of stock options.........                  122,624                     163,000
  Issuance of common stock for
    services........................                   14,265                      89,000
  Issuance of common stock for note
    receivable......................                    4,500                      10,000       (10,000)
  Net loss..........................
                                       ---------    ---------   -----------   -----------     ---------     ------------
Balances, December 31, 1997.........   2,320,751    9,439,329     8,894,000    32,459,000       (10,000)              --
  Issuance of Series F convertible
    preferred stock.................   1,000,000                  6,961,000
  Common stock cancelled (as
    restated see Note 15)...........                 (405,000)                 (1,890,000)
  Conversion of Series C convertible
    preferred stock into common
    stock...........................        (945)       1,500        (7,000)        7,000
  Exercise of stock options.........                  153,891                     167,000
  Issuance of common stock options
    for services....................                                               97,000                        (97,000)
  Issuance of common stock for
    services........................                   15,530                      81,000
  Issuance of common stock for note
    receivable......................                   22,050                      22,000       (22,000)
  Accretion of options issued to
    consultants.....................                                               23,000                        (23,000)
  Amortization of deferred
    compensation....................                                                                             102,000
  Net loss (as restated see Note
    15).............................
                                       ---------    ---------   -----------   -----------     ---------     ------------
Balances, December 31, 1998 (as
  restated see Note 15).............   3,319,806    9,227,300    15,848,000    30,966,000       (32,000)         (18,000)
  Issuance of Series G convertible
    preferred stock (as restated see
    Note 15)........................   2,287,634                 24,660,000
  Issuance of common stock options
    in connection with business
    combination.....................                                              394,000
  Conversion of Series C convertible
    preferred stock into common
    stock...........................      (1,627)       2,583       (11,000)       11,000
  Exercise of stock options.........                   28,578                      49,000
  Issuance of common stock for
    services........................                    4,723                      31,000
  Issuance of common stock for note
    receivable......................                   37,500                      82,000       (82,000)
  Issuance of common stock options
    for services....................                                               37,000                        (37,000)
  Deferred stock compensation.......                                            7,809,000                     (7,809,000)
  Amortization of deferred
    compensation....................                                                                             129,000
  Payment on notes receivable.......                                                              2,000
  Accretion of options issued to
    consultants.....................                                               90,000                        (90,000)
  Net loss (as restated see Note
    15).............................
                                       ---------    ---------   -----------   -----------     ---------     ------------
Balances, December 31, 1999 (as
  restated see Note 15).............   5,605,813    9,300,684    40,497,000    39,469,000      (112,000)      (7,825,000)
Exercise of stock options
  (unaudited).......................                  117,514                     350,000
Issuance of common stock for note
  receivable (unaudited)............                    1,500                      10,000       (10,000)
Amortization of deferred
  compensation (unaudited)..........                                                                           1,323,000
Payment on notes receivable
  (unaudited).......................                                                              8,000
Accretion of options to
  consultants.......................                                               (2,000)                         2,000
Net loss (unaudited)................
                                       ---------    ---------   -----------   -----------     ---------     ------------
Balance, June 30, 2000
  (unaudited).......................   5,605,813    9,419,698   $40,497,000   $39,827,000     $(114,000)    $ (6,500,000)
                                       =========    =========   ===========   ===========     =========     ============

                                      -------------------------------
                                         AMOUNT
                                      ------------
                                                          TOTAL
                                      ACCUMULATED     STOCKHOLDERS'
                                        DEFICIT           EQUITY
                                      ------------   ----------------
Balances, December 31, 1996.........  $(28,513,000)    $ 12,167,000
  Exercise of warrants..............                         28,000
  Redemption of securities..........                             --
  Conversion of Series C convertible
    preferred stock into common
    stock...........................                             --
  Issuance of Series E convertible
    preferred stock warrants for
    services........................                        383,000
  Exercise of stock options.........                        163,000
  Issuance of common stock for
    services........................                         89,000
  Issuance of common stock for note
    receivable......................                             --
  Net loss..........................    (6,569,000)      (6,569,000)
                                      ------------     ------------
Balances, December 31, 1997.........   (35,082,000)       6,261,000
  Issuance of Series F convertible
    preferred stock.................                      6,961,000
  Common stock cancelled (as
    restated see Note 15)...........                     (1,890,000)
  Conversion of Series C convertible
    preferred stock into common
    stock...........................                             --
  Exercise of stock options.........                        167,000
  Issuance of common stock options
    for services....................                             --
  Issuance of common stock for
    services........................                         81,000
  Issuance of common stock for note
    receivable......................                             --
  Accretion of options issued to
    consultants.....................                             --
  Amortization of deferred
    compensation....................                        102,000
  Net loss (as restated see Note
    15).............................    (8,755,000)      (8,755,000)
                                      ------------     ------------
Balances, December 31, 1998 (as
  restated see Note 15).............   (43,837,000)       2,927,000
  Issuance of Series G convertible
    preferred stock (as restated see
    Note 15)........................                     24,660,000
  Issuance of common stock options
    in connection with business
    combination.....................                        394,000
  Conversion of Series C convertible
    preferred stock into common
    stock...........................                             --
  Exercise of stock options.........                         49,000
  Issuance of common stock for
    services........................                         31,000
  Issuance of common stock for note
    receivable......................                             --
  Issuance of common stock options
    for services....................                             --
  Deferred stock compensation.......                             --
  Amortization of deferred
    compensation....................                        129,000
  Payment on notes receivable.......                          2,000
  Accretion of options issued to
    consultants.....................                             --
  Net loss (as restated see Note
    15).............................   (34,895,000)     (34,895,000)
                                      ------------     ------------
Balances, December 31, 1999 (as
  restated see Note 15).............   (78,732,000)      (6,703,000)
Exercise of stock options
  (unaudited).......................                        350,000
Issuance of common stock for note
  receivable (unaudited)............                             --
Amortization of deferred
  compensation (unaudited)..........                      1,323,000
Payment on notes receivable
  (unaudited).......................                          8,000
Accretion of options to
  consultants.......................                             --
Net loss (unaudited)................    (3,376,000)      (3,376,000)
                                      ------------     ------------
Balance, June 30, 2000
  (unaudited).......................  $(82,108,000)    $ (8,398,000)
                                      ============     ============


See accompanying notes to consolidated financial statements.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                     -----------------------------------------------------------------------
                                                                                                      SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                     ---------------------------------------    ----------------------------
                                                        1997         1998(1)       1999(1)          1999            2000
                                                     -----------   -----------   -----------    ------------    ------------
                                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Cash received from customers.....................  $ 2,104,000   $11,949,000   $26,264,000    $  7,686,000    $  5,724,000
  Cash received from litigation settlements........    2,000,000            --     1,300,000       1,300,000              --
  Cash paid to suppliers and employees.............   (8,825,000)  (11,564,000)  (21,401,000)     (9,926,000)    (12,058,000)
  Interest received................................      471,000       216,000       400,000         212,000         440,000
  Interest paid....................................      (72,000)      (54,000)     (265,000)        (91,000)       (180,000)
                                                     -----------   -----------   -----------    ------------    ------------
        Net cash provided by (used in) operating
          activities...............................   (4,322,000)      547,000     6,298,000        (819,000)     (6,074,000)
                                                     -----------   -----------   -----------    ------------    ------------
Cash flows from investing activities:
  Purchase of marketable securities................   (3,049,000)   (4,027,000)   (7,019,000)             --      (4,034,000)
  Proceeds from matured marketable securities......    8,282,000            --     4,027,000       4,027,000      11,053,000
  Capital expenditures.............................   (1,722,000)   (3,811,000)   (5,061,000)     (3,044,000)     (1,615,000)
  Net cash acquired in business combination........           --            --        21,000          21,000              --
  Capitalized acquisition costs....................           --            --       (53,000)        (53,000)             --
  Increase in intangible and other assets..........     (388,000)     (765,000)     (361,000)       (177,000)       (211,000)
  Employee Loan Repayment..........................           --            --            --           2,000           8,000
  Exercise of call option..........................           --            --            --              --         (74,000)
                                                     -----------   -----------   -----------    ------------    ------------
        Net cash provided by (used in) investing
          activities...............................    3,123,000    (8,603,000)   (8,446,000)        776,000       5,127,000
                                                     -----------   -----------   -----------    ------------    ------------
Cash flows from financing activities:
  Proceeds from issuance of common stock...........      191,000       167,000        49,000              --         350,000
  Proceeds from issuance of convertible preferred
    stock..........................................           --     6,961,000            --              --              --
  Proceeds from issuance of common stock warrant...           --     1,392,000     3,411,000         873,000              --
  Proceeds from issuance of long-term debt.........      100,000     1,834,000     3,687,000       2,447,000         720,000
  Change in restricted cash........................     (100,000)     (839,000)     (391,000)       (461,000)        247,000
  Principal payments on long-term debt.............     (521,000)     (683,000)   (1,117,000)       (331,000)     (1,046,000)
                                                     -----------   -----------   -----------    ------------    ------------
        Net cash provided by (used in) financing
          activities...............................     (330,000)    8,832,000     5,639,000       2,528,000         271,000
                                                     -----------   -----------   -----------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents......................................   (1,529,000)      776,000     3,491,000       2,485,000        (676,000)
Cash and cash equivalents at beginning of period...    4,237,000     2,708,000     3,484,000       3,484,000       6,975,000
                                                     -----------   -----------   -----------    ------------    ------------
Cash and cash equivalents at end of period.........  $ 2,708,000   $ 3,484,000   $ 6,975,000    $  5,969,000    $  6,299,000
                                                     ===========   ===========   ===========    ============    ============
Reconciliation of net loss to net cash provided by
  (used in) operating activities
Net loss...........................................  $(6,569,000)  $(8,755,000)  $(34,895,000)  $(25,801,000)   $ (3,376,000)
                                                     -----------   -----------   -----------    ------------    ------------
  Depreciation of property, plant and equipment....      556,000       686,000     2,204,000         841,000       1,650,000
  Amortization of intangible and other assets......      211,000       194,000     1,165,000         474,000         701,000
  Charge-off of capitalized patent costs...........       83,000            --     1,517,000       1,517,000              --
  Non-cash gain on litigation settlements..........           --    (1,890,000)           --              --              --
  Accrued interest and amortized discount on
    marketable securities..........................       27,000       (59,000)      (45,000)         59,000         105,000
  Issuance of common stock for services............       89,000        81,000        31,000           1,000              --
  Issuance of convertible preferred stock warrant
    for services...................................      383,000            --            --              --              --
  Purchased research and development...............           --            --    21,362,000      21,362,000              --
  Exchange of equipment for services...............       59,000            --            --              --              --
  Amortization of deferred stock compensation......           --       102,000       129,000          33,000       1,323,000
  Change in fair value of warrants.................           --     1,224,000     5,353,000              --        (554,000)
  Changes in assets and liabilities:
    Accounts receivable............................      665,000        31,000        54,000         (23,000)        (90,000)
    Prepaid expenses and other current assets......       56,000      (194,000)     (357,000)       (916,000)     (1,398,000)
    Accounts payable...............................      252,000       317,000       528,000        (207,000)        360,000
    Accrued expenses...............................     (134,000)      276,000      (554,000)         15,000         619,000
    Deferred revenue and customer advances.........           --     8,534,000     9,806,000       1,826,000      (5,414,000)
                                                     -----------   -----------   -----------    ------------    ------------
        Total adjustments..........................    2,247,000     9,302,000    41,193,000      24,982,000      (2,698,000)
                                                     -----------   -----------   -----------    ------------    ------------
Net cash provided by (used in) operating
  activities.......................................  $(4,322,000)  $   547,000   $ 6,298,000    $   (819,000)   $ (6,074,000)
                                                     ===========   ===========   ===========    ============    ============


(1) As restated, see Note 15.

See accompanying notes to consolidated financial statements.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

 1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Large Scale Biology Corporation (formerly Biosource Technologies, Inc.) and its subsidiaries (collectively the "Company") applies its proprietary and functional genomics technologies to develop products and establish commercial collaborations with pharmaceutical and other life science companies.

The Company was founded in 1987 to develop the GENEWARE(R) system, a viral-based gene expression technology in plants, that enables the discovery, development and production of new biopharmaceuticals and gene-based agricultural products. The Company's proprietary systems are supported by patents, patent applications and exclusive technology licenses.

In February 1999, the Company acquired majority control of Large Scale Proteomics Corporation ("Proteomics"; formerly Large Scale Biology) and its automated, high throughput ProGEX system which provides a snapshot of the protein composition, or proteome, of cells and tissues, and is being used to rapidly identify changes in proteins that are associated with diseases or with a therapeutic effect.

The Company maintains its headquarters and research facility in Vacaville, California, a processing facility in Owensboro, Kentucky and an additional research facility in Rockville, Maryland.

Basis of Consolidation -- The accompanying consolidated financial statements for 1999 and the six months ended June 30, 2000 include the accounts of Large Scale Biology and its subsidiaries; including Proteomics which was 92.5% owned by the Company during 1999 (see Note 2). All significant intercompany balances and transactions have been eliminated. The financial statements for 1997 and 1998 include only the accounts of Large Scale Biology Corporation.

Use of Estimates -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the period. Actual results could differ from those estimates.

Interim Financial Information -- The Company's consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited and, in the opinion of management, contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position at such date and results of operations for such periods then ended.

Cash and Cash Equivalents -- The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities -- The Company classifies all of its marketable securities at December 31, 1998 and 1999 as held-to-maturity. They consist of commercial paper maturing within one year. The amortized cost of marketable securities at December 31, 1998 and 1999 approximates fair value. There were no significant holding gains or losses for any of the periods shown.


Concentrations of Credit Risk -- Revenues from three customers represented 40%, 25% and 25%, respectively, of total revenues during 1997. Revenues from one customer represented 84%, 88% and 86% of total revenues during 1998, 1999 and the six months ended June 30, 2000 respectively. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. Cash is deposited primarily with one financial institution. Cash equivalents and marketable securities consist of high credit quality instruments and management regularly monitors their composition and maturities. Substantially all of the Company's accounts receivable are derived from revenue earned from customers located within the United States. Management monitors the amount of credit exposure related to accounts receivable on an ongoing basis and, generally, requires no collateral from its customers. The

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

Company maintains allowances for probable losses, including $1,200,000 recorded at December 31, 1998 related to a receivable in connection with a license and supply agreement (see Note 3).

The following is a summary of the Company's allowance for accounts receivable:


                                                              -------------------------------------------------
                                                              BALANCE AT                             BALANCE AT
                                                              BEGINNING                                END OF
                                                              OF PERIOD    ADDITIONS    DEDUCTIONS     PERIOD
                                                              ----------   ----------   ----------   ----------
  Year Ended December 31, 1997..............................          --   $1,200,000           --   $1,200,000
  Year Ended December 31, 1998..............................  $1,200,000           --           --   $1,200,000
  Year Ended December 31, 1999..............................  $1,200,000           --   $1,200,000           --
  Six Months Ended June 30, 2000............................          --           --           --           --


Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Depreciation of machinery and equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 10 years, or the lease term, whichever is shorter. The weighted average estimated life of machinery and equipment at December 31, 1999 was approximately five years. Building depreciation is computed using the straight-line method over the estimated useful life of 30 years.

Software -- In 1999 the Company adopted Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). This statement requires capitalization of certain costs incurred in the development of internal-use software. Costs related to the development of software in connection with its development agreements are treated as development agreement expense and are expensed over the life of the agreement. Costs related to software used for internal research and development activities are expensed as incurred. The adoption of SOP 98-1 did not have a material effect on the financial statements of the Company.

Intangible Assets -- The Company's policies with respect to intangible assets are as follows:

- Patents -- The legal costs of filing patent applications are capitalized if they relate to commercially viable technologies. Commercially viable technologies are those technologies where the Company has demonstrated its ability to generate income from operations and positive cash flows. Legal costs associated with patents not yet proven to be commercially viable are expensed. Once patents are issued, those costs are amortized over the shorter of the statutory or estimated economic life, which generally ranges from 5 to 17 years.

- Purchased Technology -- The Company pays license fees and reimburses patent legal costs to individuals, universities and other companies under various licensing agreements. These agreements provide the Company with exclusive licenses or rights to the specified technologies. These costs have been capitalized and are amortized over the shorter of the license term or the estimated economic life, which ranges from 4 to 5 years.

- Core Technology and Assembled Work Force -- Core technology and assembled work force represents intangible assets related to the Company's acquisition of Proteomics (see Note 2). The core technology and assembled workforce are being amortized over 4 and 5 years, respectively.

- Goodwill -- Goodwill represents the excess of the fair value of the consideration given over the estimated fair value of the assets and liability received when the Company acquired the remaining 7.5% interest of Proteomics (see Note 2). The Company is amortizing the goodwill over three years.

Long-Lived Assets -- The Company accounts for the impairment of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. As required by the statement, the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

carrying amount of such assets or intangibles may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company periodically reevaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated useful lives of the long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flows in future periods as well as the strategic significance of any intangible asset in the Company's business objectives.


As a result of its evaluation in 1999, intangible assets totaling $1,517,000 were charged to general and administrative expense during the six months ending June 30, 1999. The charge was the result of the Company's determination that the legal settlement in 1999 (see Note 3) related to an agreement that expired on December 31, 1998, indicated that certain patents and the underlying technology would have limited or no future commercial value.



Revenue Recognition -- Revenues are derived from development agreements consisting of research funding, technology access fees, milestone payments and government grants. Research funding revenue is recognized as services are performed and expenses are incurred. The Company's development agreements generally provide for continued access by its partners to technologies developed under such agreements over the life of the development agreement. As a result, technology access fees and milestone payments received are deferred because their receipt does not represent the culmination of the earnings process. Revenue from technology access fees is recognized on a straight-line basis over the remaining life of the development agreement. Revenue related to milestone payments is recognized on a straight-line basis from the date of completion of the specified milestone over the remaining life of the development agreement. The life of a collaborative agreement is based on the terms of the agreement and does not include renewal periods, unless renewal is assured. Upon renewal of an agreement the Company will account for any contract extension prospectively, recognizing the related technology access fees and milestone payments in the periods to which they relate. Grant revenue is recognized as expenses are incurred and billed, except that revenue received for equipment purchases is deferred and recognized as revenue as the related equipment is depreciated.


Comprehensive Income -- Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, requires that all items recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other annual financial statements. There were no items of other comprehensive income (loss) and therefore comprehensive loss was the same as net loss for all periods presented.

Research and Development -- Research and development costs that are related to customer funded development agreements are expensed as incurred and recorded as cost of development agreements. Research and development costs not related to customer funded development agreements are expensed as incurred and reported as research and development expense.

Stock-Based Compensation -- The Company accounts for stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. As such, compensation is recorded on the date of issuance or grant as the excess of the current estimated fair value of the underlying stock over the purchase or exercise price. Any deferred compensation is amortized over the respective vesting periods of the equity instruments, if any. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which permits nonpublic entities to provide pro forma net loss and net loss per share disclosure for stock-based compensation as if the minimum value method defined in SFAS No. 123 had been applied. As required by SFAS No. 123, transactions with nonemployees, in which goods or services are the consideration received for the issuance of equity instruments, are accounted for under the fair value basis in accordance with SFAS No. 123.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

Income Taxes -- The Company accounts for income taxes under the asset and liability approach where deferred income tax assets and liabilities reflect the future tax consequences, based on enacted tax laws, of the temporary differences between financial and tax reporting at the balance sheet date.

Segment Reporting -- As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company has determined that it operates in one reportable segment.

Fair value of Financial Instruments -- The carrying amount of cash and cash equivalent, marketable securities, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of debt instruments is based upon current interest rates for debt instruments with comparable maturities and characteristics and approximates the carrying amount.

Historical Net Loss Per Share -- Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares and any dilutive effect of potential common shares outstanding during the period. Potentially dilutive securities weighted average number of shares (4,933,448 in 1997, 5,734,811 in 1998, 12,552,806 in 1999 and 8,854,137 for the
six months ended June 30, 1999 and 12,802,531 for the six months ended June 30,
2000) composed of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of convertible preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect.

Pro Forma Net Loss Per Share (Unaudited) -- Pro forma net loss per share has been computed as described above and also includes common shares arising from convertible preferred stock that will automatically convert upon the closing of the initial public offering contemplated by this prospectus.

Recently Issued Accounting Standards -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for the Company beginning the first quarter of fiscal year beginning January 1, 2001. The statement requires balance sheet recognition of derivatives as assets or liabilities measured at fair value. Accounting for gains and losses resulting from changes in the values of derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. The Company does not believe that the adoption of SFAS No. 133 will have a material impact on its financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The Company believes that it complies with the provisions of SAB 101.

Reclassifications -- Certain 1997 and 1998 amounts have been reclassified in order to conform to the 1999 presentation.


Reincorporation and Stock Conversion -- On August 8, 2000, the Company reincorporated from a California corporation to a Delaware corporation. In connection with the reincorporation, each share of the Company's common stock was converted into 1.5 shares of common stock of the Delaware corporation. The conversion rate of the Company's convertible preferred stock into common also reflects the 1.5 to 1 exchange rate. All share and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the stock conversion.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

 2.  ACQUISITION OF LARGE SCALE PROTEOMICS


During February 1999, Large Scale Biology Corporation acquired approximately 92.5% of the outstanding common stock of Proteomics in exchange for 2,287,634 shares of the Company's Series G convertible preferred stock and options to purchase 60,562 shares of the Company's common stock. This acquisition was accounted for by the purchase method of accounting. The purchase price of $25,100,000 for this business combination was based on the estimated fair value of the net tangible and intangible assets received. The operating results of Proteomics are included in the consolidated statement of operations of the Company effective February 1, 1999. As part of the acquisition, the Company acquired the option to purchase the remaining 7.5% of common stock of Proteomics (see Note 6). In March 2000 the Company exercised its option and acquired the remaining 7.5% of the outstanding common stock of Proteomics for $74,000.


The significant intangible assets acquired included in-process research and development of $21,362,000 and core technology of $2,497,000. In conjunction with its acquisition of the remaining 7.5% of Proteomics the Company recorded goodwill of $1,861,000 representing the excess of the carrying value of the option and cash paid over the estimated fair value of the assets received and liabilities assumed. The Company is amortizing the goodwill over three years.

Purchased research and development expense represents the value of purchased in-process research and development projects that had not reached technological feasibility at the date of acquisition. These projects relate to the development of Proteomics and Virus technologies. Proteomics technology can only be used for the large-scale, quantitative analysis and identification of proteins from biological samples. There is no other known use of this technology for performing analysis on other components of samples of biological origin (i.e. DNA, carbohydrates, lipids, etc.). Similarly, the Virus technology is expected to only be capable of separating virus size particles -- a size thought to be unique to viruses. No alternative future uses or markets were identified for these projects because of their unique qualities.

The purchased research and development was valued by an independent appraiser using the risk-adjusted cash flow approach, which includes an analysis of the projected future cash flows that were expected to result from the progress made on each of the in-process projects prior to the date of acquisition and the risks associated with achieving such cash flows. The value allocated to purchased in-process research and development was expensed at the date of acquisition. Projects which had already been commercialized at the date of the valuation were valued and recorded as core technology.

Future cash flows for in-process research and development were estimated by first forecasting, on a project-by-project basis, total revenues expected to result from sales of each in-process project. Revenues were not anticipated from the in-process research and development projects until approximately one year into the forecast. Appropriate operating expenses, cash flow adjustments and contributory asset returns were deducted from projected future revenues, and adjustments were made to remove the value contributed by core technology. No anticipated expense reductions due to synergies between Large Scale Proteomics and Large Scale Biology Corporation were assumed. The analysis resulted in a forecast of net returns on each in-process project. These net returns were then discounted to a present value at discount rates that incorporate the project specific risks associated with each purchased in-process research and development project. The project specific risk factors considered included the complexity of the development effort, the likelihood of achieving technological feasibility and the likelihood of market acceptance. The applied discount rate of 50% was believed to adequately account for the additional risks associated with the in-process technologies over other technologies existing at the acquisition date.

The forward looking data employed in the analysis of in-process research and development were based upon management's estimate of future performance of its business. Management believes the assumptions used were reasonable. However, the assumptions we used may be incomplete or inaccurate, and unanticipated events and circumstances may occur, which could cause a material adverse effect on our financial condition and results of operations. The forecasted results used in the analysis for the in-process projects have not varied significantly from the actual results achieved through December 31, 1999.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

A brief description of purchased in-process research development projects is set forth below, including the status of products within each project at the acquisition date:

     - Proteomics -- The proteomics technology applies sample preparation and fractionation high throughput, high resolution two-dimensional gels, mass spectrometry, databases and bioinformatics software to the discovery and development of drugs, diagnostics and agricultural chemicals. The proteomics technology was completed during the three months ended March 31, 2000.

     - Virus -- The virus detection technology allows for the rapid discovery of new yet difficult to propagate viruses, addressing a wide range of suspected viral diseases. Virus detection technology was expected to be completed in 2003. The Company estimates after June 30, 2000 it will need to spend approximately $10.0 million related to personnel and system prototype development in order to complete development of the Virus technology by 2003.

The following unaudited pro forma information gives effect to the acquisition of Proteomics as if the acquisition had occurred on January 1, 1998 and 1999.

                                                              ----------------------------
                                                                  1998            1999
                                                              ------------    ------------
Revenues....................................................  $  4,947,000    $ 17,441,000
Net loss....................................................  $(31,014,000)   $(34,873,000)
Net loss per share -- basic and diluted.....................  $      (3.31)   $      (3.76)

These unaudited pro forma results have been prepared by the management of the Company for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on the date indicated and may not be indicative of future results of operations.

 3.  LITIGATION SETTLEMENTS

The Company reached a settlement with Advanced Polymer Systems, Inc. ("APS") related to a License and Supply Agreement between APS and the Company that expired on December 31, 1998. Under the settlement agreement, the Company received two payments totaling $1,300,000 in cash during 1999.

In July 1998, the Company received 405,000 shares of its common stock from a stockholder as settlement of a legal dispute. The Company recorded a $1,890,000 gain on litigation settlement based on the estimated fair value of the shares at the date of the settlement. The Company subsequently cancelled all 405,000 shares received.

During May 1997, the Company received $2,000,000 in settlement of a lawsuit for damages based on the loss of potential future revenue.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

 4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 consist of the following:

                                                              ---------------------------
                                                                  1998           1999
                                                              ------------    -----------
Machinery and equipment.....................................  $  6,511,000    $11,340,000
Leasehold improvements......................................       481,000      1,437,000
Building....................................................     1,482,000      1,485,000
Construction in progress....................................        43,000        120,000
Land........................................................        90,000        373,000
                                                              ------------    -----------
                                                                 8,607,000     14,755,000
Accumulated depreciation....................................    (2,845,000)    (5,251,000)
                                                              ------------    -----------
                                                              $  5,762,000    $ 9,504,000
                                                              ============    ===========

 5.  INTANGIBLE ASSETS

Intangible assets consist of the following:

                                               -------------------------------------------------------
                                               DECEMBER 31, 1998    DECEMBER 31, 1999    JUNE 30, 2000
                                               -----------------    -----------------    -------------
Patents......................................     $2,019,000           $1,023,000         $ 1,235,000
Purchased technology.........................      1,024,000              900,000             900,000
Core technology and assembled work force.....             --            2,774,000           2,774,000
Goodwill.....................................             --                   --           1,861,000
                                                  ----------           ----------         -----------
                                                   3,043,000            4,697,000           6,770,000
Accumulated amortization.....................       (668,000)            (854,000)         (1,506,000)
                                                  ----------           ----------         -----------
                                                  $2,375,000           $3,843,000         $ 5,264,000
                                                  ==========           ==========         ===========

Capitalized patent costs at December 31, 1999 include $261,000 that relates to issued or allowed patents for which amortization has begun. The remaining amounts relate to pending patents, amortization of which will begin when the patents are issued or allowed.

 6.  OTHER ASSETS

Other assets consist of the following:

                                               -------------------------------------------------------
                                               DECEMBER 31, 1998    DECEMBER 31, 1999    JUNE 30, 2000
                                               -----------------    -----------------    -------------
Call option..................................     $       --           $1,787,000         $        --
Restricted cash and deposits.................        954,000            1,345,000           1,097,000
Other........................................        167,000               67,000              17,000
                                                  ----------           ----------         -----------
                                                  $1,121,000           $3,199,000         $ 1,114,000
                                                  ==========           ==========         ===========


The call option represents the fair value of an option to acquire the 7.5% minority interest shares of Proteomics for $74,000 with an expiration date of December 31, 2001 (see Note 2). The Company obtained the call option as part of the acquisition of Proteomics. The fair value of the call option was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 60%; risk-free interest rate of 5.1%; expected life of 2.9 years; and no expected dividend yield.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

Restricted cash and deposits primarily consist of certificates of deposit, which are being held as security for notes payable (see Note 7).

 7.  LONG-TERM DEBT

A summary of the Company's notes payable for December 31, 1998 and 1999 is as follows:

                                                              -------------------------
                                                                 1998          1999
                                                              ----------    -----------
A $5,000,000 equipment financing arrangement entered into on
  November 30, 1998 which bears interest at the commercial
  bank prime interest rate (8.50% at December 31, 1999)
  payable in monthly installments through October 2001 and
  is secured by the financed equipment and a certificate of
  deposit (see Note 6) in an amount equal to 30% of the
  quarterly projected outstanding loan amount...............  $1,318,000    $ 4,086,000
A $500,000 note payable which bears interest at 5% and is
  payable through August 2008 in monthly installments of
  $5,000. The note is secured by the Owensboro processing
  facility and certain equipment............................     487,000        447,000
A $100,000 note payable which bears interest based on the
  commercial bank prime interest rate less 4% with a minimum rate of 4% (4.0% at December 31, 1999) and is payable
  through September 2007 in monthly installments of $1,000.
  The promissory note is secured by an irrevocable letter of
  credit....................................................      90,000         81,000
A $750,000 note payable which bears interest of 8.25% until
  May 2001 with interest only payments until May 2000 and
  principal and interest payments through May 2005. The note is secured by the Owensboro processing facility and
  certain equipment.........................................          --          5,000
8.25% promissory note payable in 24 monthly installments of
  $58,000 through February 1999.............................     115,000             --
Other.......................................................      15,000         22,000
                                                              ----------    -----------
          Total notes payable...............................   2,025,000      4,641,000
          Less current portion..............................    (580,000)    (2,184,000)
                                                              ----------    -----------
          Total long-term notes payable.....................  $1,445,000    $ 2,457,000
                                                              ==========    ===========

Future principal payments under long-term debt are:

2000........................................................  $2,184,000
2001........................................................   2,033,000
2002........................................................      59,000
2003........................................................      59,000
2004........................................................      62,000
Thereafter..................................................     244,000
                                                              ----------
          Total principal payments..........................  $4,641,000
                                                              ==========

 8.  DOW CONTRACT

The Company entered into a Collaboration and License Agreement (the "Agreement") with The Dow Chemical Company and its subsidiary Dow AgroSciences LLC (collectively "Dow") on September 1, 1998. The Agreement provides funding for sponsored genomics research, royalties upon product sales and payments when certain milestones are achieved. The Company is entitled to all funding received regardless of the results of the research. Accordingly, no obligation to repay or repurchase technology has been recorded. Revenues from Dow represented 84%, 88%, 87% and 86% of total revenues during the years

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

ended December 31, 1998 and 1999 and the six months ended June 30, 1999 and 2000, respectively. The contract is for three years and is renewable annually after three years if mutually agreed to by Dow and the Company.

Technology Access Fees

During 1998, the Company received cash of $10,000,000 in exchange for access to the Company's technologies and a warrant granted to Dow (the "Dow Warrant") to purchase 1,848,091 shares of the Company's common stock subject to certain vesting provisions (see Note 10). Using the Black-Scholes option-pricing model, the Company determined that the fair value of the warrant was $1,392,000 on the issuance date and such amount was recorded as warrant liability. The technology access fee of $8,608,000 was recorded as deferred revenue and is being recognized on a straight line basis over the of the original three year term of the agreement during which the Company will be performing research and development activities under the Agreement. Technology access fees of $956,000 and $2,868,000 were recognized as revenue during 1998 and 1999. Deferred revenue related to technology access fees was $7,652,000, $4,784,000 and $3,350,000 at December 31, 1998 and 1999 and June 30, 2000 respectively. The Company expects to recognize revenue of $2,868,000 and $1,916,000 during the years ending December 31, 2000 and 2001, respectively, related to the amortization of technology access fees related to the Dow Agreement.

Milestone Payments


The Company received $20,000,000 during 1999 for meeting certain milestones specified in the Agreement. These amounts, less the fair value of Dow Warrant shares vesting during 1999 (see Note 10), were recorded as deferred revenue and are being recognized on a straight line basis from the date of completion of the specified milestone over the remaining life of the development agreement during which the Company will be performing research and development activities under the Agreement. Using the Black-Scholes option pricing model, the Company determined that the fair value of the warrants vesting in connection with the milestone payments in 1999 was $3,411,000 and such amount was recorded as warrant liability. Revenue of $2,802,000 was recognized related to milestone payments received in 1999. Deferred revenue related to milestone payments was $13,787,000 and $9,653,000 at December 31, 1999 and June 30, 2000 respectively.
The Company expects to recognize revenue of $8,268,000 and $5,519,000 during the years ending December 31, 2000 and 2001, respectively, related to the amortization of payments received for milestones met under the Dow Agreement as of December 31, 1999.


The Company may be eligible for additional payments of up to $5,000,000 in each of the second and third years of the contract if certain milestones are met.

Research Funding

Dow will reimburse the Company up to $12,000,000 per contract year for certain research expenses specified in the agreement. Revenue related to research performed under the Agreement was $1,896,000 and $8,563,000 in 1998 and 1999, respectively.

Amounts paid by Dow to the Company in excess of incurred expenses covered by the agreement are recorded as customer advances of $882,000 and $106,000 at December 31, 1998 and 1999, respectively.

 9.  COMMITMENTS

The Company leases facilities under operating leases and incurred facility rental expenses of $353,000, $476,000 and $659,000 during 1997, 1998 and 1999, respectively. Additionally, the Company has entered into research sponsorship agreements with major universities, government institutions and other companies. These agreements provide for research funding by the Company for specific projects of interest to the Company. Expenses under these and other agreements with

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

various consultants totaled $2,555,000, $3,145,000 and $4,127,000 during 1997,
1998 and 1999, respectively. Future non-cancelable minimum payments under operating leases and research and consulting agreements are:

                                                              -----------------------
                                                                            RESEARCH
                                                                              AND
                                                              OPERATING    CONSULTING
                                                               LEASES      AGREEMENTS
                                                              ---------    ----------
2000........................................................  $541,000     $2,703,000
2001........................................................        --        545,000
                                                              --------     ----------
                                                              $541,000     $3,248,000
                                                              ========     ==========

In addition to the future non-cancelable minimum payments disclosed above, certain of the research and consulting agreements contain provisions for additional aggregate payments of $3,964,000 if the agreements are not cancelled.

The Company has also entered into license agreements with major universities that provide for royalties upon product sales and minimum annual royalty amounts. These arrangements remain in effect until there are no longer any related unexpired patents or upon termination by the Company. Each arrangement is cancelable by the Company, generally upon ninety days notice, without significant liability to the Company. Royalty payments were $0, $78,000 and $207,000 during 1997, 1998 and 1999, respectively. The Company's non-cancelable obligation related to royalty agreements at December 31, 1999 was $39,000.

The Company has committed to spend $942,000 as of December 31, 1999 principally for the construction of certain facilities at its Owensboro processing facility.

10.  STOCKHOLDERS' EQUITY

Common stock

In July 1998, the Company cancelled 405,000 shares of its common stock received as settlement of a lawsuit (see Note 3).

Convertible Preferred Stock


Convertible preferred stock at December 31, 1999 consists of the following:


                                       ---------------------------------------------------------------------
                                       CONVERTIBLE                     COMMON        ANNUAL          PER
                                        PREFERRED                      SHARES       PER SHARE       SHARE
                                         SHARES       CONVERSION    RESERVED FOR    DIVIDEND     LIQUIDATION
                                       OUTSTANDING       RATE        CONVERSION       RATE          VALUE
                                       -----------    ----------    ------------    ---------    -----------
Series A.............................     666,667       1.5000       1,000,000        $0.12        $ 1.50
Series B.............................     878,003       1.5000       1,317,004        $0.24        $ 3.00
Series C.............................     338,336       1.5885         537,447        $0.56        $ 7.00
Series D.............................     435,173       1.5064         655,566        $0.56        $ 7.00
Series E.............................          --       1.5000         150,000        $0.32        $ 4.00
Series E.............................          --       1.5000          70,312        $0.96        $12.62
Series F.............................   1,000,000       1.5000       1,500,000        $0.56        $ 7.00
Series G.............................   2,287,634       1.5000       3,431,451        $0.80        $10.00
                                        ---------                    ---------
                                        5,605,813                    8,661,780
                                        =========                    =========

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

Significant terms of the outstanding convertible preferred stock are as follows:

     - Each share of convertible preferred stock is convertible into shares of common stock at the ratio in the above table (subject to adjustment for events of dilution), at the option of the stockholder. Unless automatically converted, holders of Series G convertible preferred stock may not convert their shares until two years after their issuance date. Each series of convertible preferred stock will be automatically converted into common stock upon the voluntary conversion of 66.7% of all outstanding shares of convertible preferred stock, or upon effectiveness of a registration statement under the Securities Act of 1933 meeting certain criteria.

     - Holders of Series A, Series B, Series C, Series D, and Series F convertible preferred stock have the right to vote on an "as-if-converted" basis with the holders of common stock. Holders of Series G convertible preferred stock are entitled to the number of votes equal to 3/4 of the number of shares of common stock into which such shares could be converted. Certain actions of the Company require majority approval by the holders of the Series A convertible preferred stock.

     - Series E convertible preferred stock have not been issued and are reserved for issuance upon the exercise of certain warrants (see "warrants" below).

     - Dividends on the shares of convertible preferred stock are noncumulative. At December 31, 1999 dividends on convertible preferred stock have not been declared or paid.

     - In the event of liquidation, dissolution or winding up of the Company, convertible preferred shareholders are entitled to receive their liquidation preference, plus any declared and unpaid dividends with respect to such shares prior to any distributions to other stockholders. Dividend and liquidation amounts which are less than the convertible preferred stock dividend or liquidation preferences are payable ratably among the stockholders of convertible preferred stock in proportion to the respective dividend rates or liquidation values. Upon completion of the distribution, the holders of the common stock will receive all remaining assets of the corporation.

Put Option

Under the terms of its acquisition of Proteomics, the Company granted holders of the Series G convertible preferred stock the right, but not the obligation, to require that the Company repurchase all 2,287,634 shares of Series G convertible preferred stock at $10 per share in the event the Company either (1) sells 50% or more of its shares of Proteomics common stock or (2) sells substantially all of the assets of Proteomics to a non-affiliated third party. The put options expire in February 2002 or upon an initial public offering meeting certain criteria. As the Company controls the conditions under which the put option would become exercisable the Series G convertible preferred stock has been recorded in equity. Should the Company cause the put option to become effective it would reclassify the Series G convertible preferred stock as temporary equity.

Warrants

The Company has reserved 1,848,091 shares of common stock for issuance upon the exercise of a warrant granted on September 1, 1998 to Dow in conjunction with the Agreement. The warrant consisted of two tranches, one for 616,030 shares of common stock and one for 1,232,061 shares of common stock. The first tranche was immediately exercisable and expires upon the earlier of August 31, 2003 or two years after the termination of the Agreement. The second tranche was initially exercisable through February 28, 1999 after which it terminated, but was effectively regranted and becomes exercisable when and if the Company receives certain milestone payments under the Agreement (see Note 8). During 1999, the Company received the milestone payments and as a result, all 1,848,091 shares of common stock were exercisable under the warrant at December 31, 1999. Under the terms of the Agreement, the warrant was initially exercisable at $6.67 a share through

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

February 28, 1999; thereafter $7.67 a share through August 31, 1999; thereafter $8.82 a share through August 31, 2000; thereafter $10.14. If the warrant is exercised and the Company has not effected an initial public offering of its common stock by December 31, 2008, the Company must arrange a private sale of the related common stock or repurchase the related common stock at its fair market value as determined by a nationally recognized investment bank.

The fair value of this warrant was determined to be $1,392,000 on the date of grant using the Black-Sholes option-pricing model with the following assumptions: expected volatility of 60%; risk-free interest rates of 5.0%; expected life of 5 years for the first tranche and six months for the second tranche; and no dividend yield. The fair market value of the second tranche was determined to be $3,411,000 on the dates of the effective regranting during 1999 using the Black-Sholes option-pricing model. The following assumptions were used to revalue the second tranche during 1999: expected volatility of 60%, risk-free interest rates from 5.2% to 5.5%; expected life of 4.2 to 4.5 years; and no expected dividend yield.

During the years ended December 31, 1998 and 1999 the Company recognized expense of $1,224,000 and $5,353,000, respectively, related to changes in the fair value of the warrant. Due to the put feature the warrant is reported as a liability. Upon an initial public offering, the put feature expires and the warrant liability will be reclassified to permanent equity. The following assumptions were used at December 31, 1998 and 1999 to determine the fair value of the warrant: expected volatility of 60%, risk-free interest rates from 4.6% to 6.4%; expected life of 4.7 years and 0.2 years during 1998 and 3.7 years during 1999, and no expected dividend yield.

The Company granted warrants to purchase 146,875 shares of Series E convertible preferred stock during 1997. A warrant to purchase 46,875 shares of Series E convertible preferred stock was granted to an employee. This warrant is exercisable at $12.62 per share, expires on May 20, 2001 and is fully exercisable. A warrant to purchase 100,000 shares of Series E convertible preferred stock was granted to a marketing consultant. This warrant is exercisable at $4.00 per share, expires on February 20, 2002 and is exercisable upon a public offering of common stock priced in excess of $6.00 per share with gross proceeds exceeding $15,000,000, or upon the voluntary conversion of 66.7% of all outstanding shares of convertible preferred stock. The granting of this warrant resulted in the Company recording non-cash expense of $383,000 pursuant to SFAS No. 123. The fair value of this warrant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 60%; risk-free interest rate of 5.7%; expected life of 4.1 years; and no dividend yield. The Company has reserved 146,875 shares of Series E convertible preferred stock for issuance upon the exercise of these warrants and 220,312 shares of common stock for issuance upon the subsequent conversion of the Series E convertible preferred stock.

The Company has also reserved 43,983 shares of common stock for issuance upon the exercise of a warrant granted during 1988. This warrant is currently exercisable to purchase common stock at $1.59 per share, and expires five years after an initial public offering of common stock.

Stock Plans

The Company has adopted the 1988, 1990, 1992 and 1999 Stock Plans (the
"Plans"). Under the terms of the Plans, the Company's employees, officers, directors and consultants may be granted options to purchase, or allowed to immediately purchase, shares of the Company's common stock. The terms of options or exercise price are determined by the Board of Directors. Stock options granted under the Plans are exercisable over a ten-year period from the grant date and have a vesting period ranging from immediate vesting to four years. Options granted under the Plans may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options may be granted to Company employees, directors and consultants. Incentive and nonqualified stock options granted under the Plans may be granted at exercise prices no less than 100% and 85%, respectively, of the estimated fair value of the company's common stock on the date of grant. However, an option granted

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

to a 10% shareholder under the Plans shall be granted at an exercise price not less than 110% of the estimated fair value of the Company's common stock on the date of the grant.

The Company has authorized 5,850,000 shares of common stock for issuance under the Plans. There were 828,488 shares of common stock available for grant at December 31, 1999. The Plans include a net exercise provision whereby shares of the Company's stock which have been owned for more than one year can be exchanged at fair market value to pay for the exercise of stock options. Employees exchanged 3,795, 4,613 and 7,593 shares of common stock to exercise options under the net exercise provision during 1997, 1998 and 1999, respectively.

Outstanding options are summarized as follows:

                                                              ------------------------
                                                                              WEIGHTED
                                                                              AVERAGE
                                                               NUMBER OF      EXERCISE
                                                                OPTIONS        PRICE
                                                              ------------    --------
Outstanding, December 31, 1996..............................     2,543,519     $2.61
  Granted...................................................       150,000      4.67
  Exercised.................................................      (130,919)     1.57
  Forfeited.................................................      (397,200)     2.13
                                                              ------------
Outstanding, December 31, 1997..............................     2,165,400      2.90
  Granted...................................................       196,500      4.89
  Exercised.................................................      (180,554)     1.21
  Forfeited.................................................       (22,500)     8.41
                                                              ------------
Outstanding, December 31, 1998..............................     2,158,846      3.17
  Granted...................................................     2,378,062      6.95
  Exercised.................................................       (73,671)     2.47
  Forfeited.................................................      (217,930)     2.22
                                                              ------------
Outstanding, December 31, 1999..............................     4,245,307     $5.35
                                                              ============
Options exercisable:
  December 31, 1997.........................................     1,966,890     $2.55
  December 31, 1998.........................................     1,877,916     $2.82
  December 31, 1999.........................................     1,742,717     $3.06


The activity in the table above includes options granted to consultants during 1998 and 1999 of 24,000 shares and 7,500 shares, respectively. There were no options granted to consultants in 1997. The number of options outstanding at December 31, 1999 includes 938,475 options to consultants.


The weighted-average fair value of options granted was $1.95 in 1997, $1.70 in 1998 and 7.13 in 1999.


During the six months ended June 30, 2000, 119,015 options were exercised and 843 options were forfeited. There were no options granted during the six months ended June 30, 2000.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

The following table summarizes information about stock options outstanding and exercisable under the Plans at December 31, 1999:


                                                 ---------------------------------------------------------------
                                                          OUTSTANDING OPTIONS              EXERCISABLE OPTIONS
                                                 -------------------------------------    ----------------------
                                                               WEIGHTED-
                                                                AVERAGE      WEIGHTED-                 WEIGHTED-
                                                               REMAINING      AVERAGE                   AVERAGE
                   RANGE OF                      NUMBER OF    CONTRACTUAL    EXERCISE     NUMBER OF    EXERCISE
                EXERCISE PRICES                   OPTIONS        LIFE          PRICE       OPTIONS       PRICE
                ---------------                  ---------    -----------    ---------    ---------    ---------
$ 0.27.........................................     60,563     8.3 years       $0.27         35,933      $0.27
$ 1.33 to $ 2.33...............................  1,198,995     2.1 years       $2.05      1,198,994      $2.05
$ 3.00 to $ 4.67...............................    443,250     6.8 years       $4.19        316,067      $3.99
$ 6.67 to $ 8.41...............................  2,542,499     9.7 years       $7.23        191,723      $8.35
                                                 ---------                                ---------
                                                 4,245,307     7.2 years       $5.35      1,742,717      $3.06
                                                 =========                                =========


The fair value of each option granted to employees was estimated on the date of grant using the minimum value method with the following weighted-average assumptions used for grants made during 1997, 1998 and 1999: risk-free interest rates of 6.1%, 5.6% and 6.5%, respectively; expected life of nine, six and six years, respectively; and no expected dividend yield.

Pro Forma Net Loss

If compensation cost for the Company's stock-based compensation plans and the warrant granted to an employee had been determined based on the fair value at the grant dates consistent with a method prescribed by SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                              ------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                 1997           1998            1999
                                                              -----------    -----------    ------------
Net loss:
  As reported...............................................  $(6,569,000)   $(8,755,000)   $(34,895,000)
  Pro forma.................................................  $(6,909,000)   $(8,970,000)   $(35,371,000)
Loss per common share:
  As reported:
     Basic and diluted......................................  $     (0.70)   $     (0.93)   $      (3.76)
  Pro forma:
     Basic and diluted......................................  $     (0.74)   $     (0.96)   $      (3.81)

Stock Compensation

The Company issued 1,545,000 options to employees, officers and directors on December 31, 1999. These options are exercisable at between $6.67 and $7.50 per share, have a 10 year life and vest in quarterly installments over 3 years. Deferred compensation in the amount of $7,809,000 was recorded as the difference between the exercise price and the estimated fair value of the common stock as of December 31, 1999. During the six months ended June 30, 2000 the Company recognized $1,323,000 of expense related to the amortization of deferred compensation. In December 1999, certain officers and key employees were granted options to purchase 765,000 shares of common stock at $7.50 per share that will become exercisable upon an initial public offering ("IPO"), among other conditions. As a result, non-cash compensation expense will be recognized upon completion of an IPO based on the difference between the exercise price of those options and the IPO price.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

The Company also issued options to purchase 24,000 shares of common stock to consultants during 1998. These options are exercisable at $4.67 per share, have a 10-year life and vest over periods ranging from one to three years. The Company issued an option to purchase 7,500 shares of common stock to a consultant during 1999. This option is exercisable at $6.67 per share, has a 10-year life and vests over three years. The issuance and subsequent revaluation of these options resulted in the Company recording deferred expense of $120,000 and $127,000 during 1998 and 1999. The fair value of each option granted was estimated on the date of grant and each option was revalued periodically until it vested using the Black-Scholes option-pricing model with the following weighted-average assumptions during 1998 and 1999: expected volatility of 60%; risk-free interest rate of 5.1% and 6.1%, respectively; initial expected life of ten years; and no expected dividend yield.

The Company issued 14,265 shares of common stock valued at $89,000 during 1997, 15,530 shares of common stock valued at $81,000 during 1998, and 4,723 shares of common stock valued at $31,000 during 1999 to SRI International in exchange for research and development services.

Stockholders' Notes Receivable

The Company's Board of Directors has approved loans up to a maximum of $650,000 for salaried employees who are not officers to exercise options to purchase shares of the Company's common stock. Employees borrowed $10,000 to purchase 4,500 shares of common stock in 1997, $22,000 to purchase 22,050 shares of common stock in 1998 and $82,000 to purchase 37,500 shares of common stock in 1999. The notes are for full recourse and have been recognized within stockholders' equity.

11.  EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) defined contribution retirement plan covering all employees who meet minimum eligibility requirements. During 1997, 1998 and 1999, the Company made discretionary matching contributions equal to 50% of the amount each employee elected to contribute up to a maximum Company match of 3% of an employee's compensation. The Company's contributions under this plan amounted to $79,000, $92,000 and $155,000 for 1997, 1998 and 1999, respectively.

12.  INCOME TAXES

The components of the Company's income tax provision for the years ended December 31 consist of:

                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
Current:
  Federal...................................................  $     --    $     --    $190,000
  State.....................................................        --          --          --
Deferred....................................................        --          --          --
                                                              --------    --------    --------
          Income tax provision..............................  $     --    $     --    $190,000
                                                              ========    ========    ========

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate. The effective tax rate and the statutory federal income tax rate for the years ended December 31 are reconciled as follows:

                                                              -----------------------
                                                              1997     1998     1999
                                                              -----    -----    -----
Federal income tax benefit at statutory rate................  (35.0)%  (35.0)%  (35.0)%
Purchased research and development..........................     --       --     24.2
Research and development credits............................   (5.3)    (4.0)    (1.9)
Change in valuation allowance for income taxes..............   41.2     39.9     12.4
Other.......................................................   (0.9)    (0.9)     1.0
                                                              -----    -----    -----
                                                                0.0%     0.0%     0.7%
                                                              =====    =====    =====

The significant components of net deferred tax assets recorded in the Company's balance sheet at December 31 are:

                                                              ----------------------------
                                                                  1998            1999
                                                              ------------    ------------
Deferred tax assets:
  Deferred revenue..........................................  $  2,976,000    $  7,661,000
  Net operating loss carryforwards..........................    13,939,000      12,072,000
  Tax credit carryforwards..................................     3,043,000       4,555,000
  Capitalized project costs.................................     1,371,000       1,235,000
  Allowance for bad debts...................................       513,000              --
  Other.....................................................       131,000         235,000
                                                              ------------    ------------
          Total deferred tax assets.........................    21,973,000      25,758,000
                                                              ------------    ------------
Deferred tax liabilities:
  Amortization of intangible assets.........................    (1,144,000)     (1,470,000)
                                                              ------------    ------------
          Total deferred tax liabilities....................    (1,144,000)     (1,470,000)
                                                              ------------    ------------
Valuation allowance.........................................   (20,829,000)    (24,288,000)
                                                              ------------    ------------
Net deferred income tax asset...............................  $         --    $         --
                                                              ============    ============

At December 31, 1999, the Company has net operating loss carryforwards available to reduce future taxable income of approximately $32,726,000 for federal income tax reporting purposes expiring from 2006 through 2018, and $11,108,000 for state income tax reporting purposes expiring from 2001 through 2003. The difference between the federal and state net operating loss carryforwards is attributed to the California limitation of loss carryforwards to 50% of net operating losses and the capitalization of certain research costs for state income tax purposes. Additionally, at December 31, 1999, the Company has research and development credit carryforwards and alternative minimum tax carryforwards of approximately $2,657,000 available to reduce future federal income taxes expiring from 2003 through 2013 and $1,898,000 available to reduce future state income taxes with no date of expiration. The Company has fully reserved all net deferred tax assets, primarily consisting of net operating loss and tax credit carryforwards, as management does not believe that their future realization is more likely than not.

The extent to which the loss carryforwards can be used to offset future taxable income may become limited if changes in the Company's stock ownership exceed certain defined limits.

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

13.  SUPPLEMENTAL CASH FLOW DISCLOSURES

The Company issued 2,287,634 shares of Series G convertible preferred stock in exchange for 92.5% of the outstanding common stock of Proteomics (see Note 2). Net cash acquired in connection with the Proteomics acquisition is as follows:


Issuance of Series G convertible preferred stock............  $ 24,660,000
Issuance of stock options...................................       394,000
Fees and expenses...........................................        53,000
Less fair value of noncash net assets acquired..............   (25,086,000)
                                                              ------------
Net cash acquired...........................................  $     21,000
                                                              ============


Equipment with a net book value of $59,000 was exchanged for research services during 1997.

During 1997, 1998, 1999 and the six months ended June 30, 2000 the Company issued 4,500, 22,050, 37,500 and 1,500 shares of its common stock in exchange for $10,000, $22,000, $82,000, and $10,000 in notes receivable.

The Company recorded deferred compensation of $120,000 in 1998 and $7,936,000 in 1999 related to the issuance of common stock options.

The Company recorded a $1,890,000 non-cash gain on a litigation settlement in 1998 (see Note 3).

14.  RELATED PARTY TRANSACTIONS

Two of the Company's directors are managing directors of Technology Directors, Inc. In 1998, the Company entered into a consulting and business development arrangement with Technology Directors, Inc. to provide management advisor services to the Company. In addition to compensation for these management advisory services, Technology Directors, Inc. received a fee in connection with amounts received under the Agreement with Dow. Expenses related to this consulting arrangement totaled $302,000 and $644,000 during 1998 and 1999, respectively, and were included in general, administrative and marketing expenses. Amounts owed under this arrangement at December 31, 1998 and 1999 totaled $35,000 and $15,000, respectively, and are included in accounts payable.

Pursuant to an employment agreement with an employee and founder of Proteomics, the Company is obligated to pay the employee $20,833 per month over two years for a five-year non-compete agreement. In addition, the Company entered into a license and consulting agreement with the employee covering certain biochip technology developed by him. This agreement provides for a $4,000 per month consulting fee over two years and license fees of $6,667 per month over five years. The license is a worldwide, exclusive non-royalty bearing license to the biochip technology. Expenses related to these arrangement totaled $190,000 during 1999. Amounts owed under these arrangements at December 31, 1999 were $625,000 and were included in accounts payable and accrued expenses.

In March 1997, the Company entered into a research and development program with Wesley Jessen Corporation for development of new anti-infective products for certain ophthalmic applications. Three of the Company's directors are directors of Wesley Jessen Corporation. In connection with this program, the Company received payments of $525,000 in 1997 and $125,000 in 1998.

In 1999, the Company entered into a license agreement with Icon Genetics, AG, and the International Institute of Cell Biology, National Academy of Sciences and Ukraine. The Company's Chief Executive Officer and Chairman of the Board serves as Chairman of the Supervisory Board of Icon Genetics. Another of the Company's directors is a member of the Supervisory Board and a principal shareholder of Icon Genetics AG. The license provides the Company an exclusive, worldwide, fully paid-up license to specified technology for a license fee payable in eight quarterly installments of $37,500. An additional $200,000 is

                        LARGE SCALE BIOLOGY CORPORATION
                    (FORMERLY BIOSOURCE TECHNOLOGIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

payable upon achievement of specified milestones. The Company was also granted a worldwide, non-exclusive license to additional technology, subject to a 2% royalty on the sale of products developed with such technology. Under the agreement, the Company paid $213,000 in 1999 to Icon Genetics and the International Institute of Cell Biology.

15.  RESTATEMENT

Subsequent to the issuance of the Company's 1999 financial statements, the Company's management determined that the fair value of the warrant issued to Dow (see Note 10) should have been recorded as a liability and that changes in the fair value of the warrant should be reflected as other expense in the Company's statement of operations. Previously management reflected the change in fair value of the warrant in accumulated deficit and reflected such amounts in loss applicable to common shareholders. The Company's management also determined that the receipt of common stock from a shareholder in settlement of a legal dispute in 1998 (see Note 3) should have been recorded as a gain on litigation settlement based on the fair value of the shares received at the date of the settlement. Previously management reflected the receipt of shares at historical cost. In addition, the Company's management determined that the purchase price of the business combination with Large Scale Proteomics (see Note 2) should be valued based upon the estimated fair value of the net tangible and intangible assets received because it is more clearly evident of the value of the transaction. Previously the purchase price was valued at the estimated fair value of the preferred stock issued in the business combination.

As a result, the Company's 1998 and 1999 financial statements have been restated from amounts previously reported to appropriately present these transactions. The significant effects of the restatement on the Company's 1998 and 1999 financial statements are as follows:

                                                              -----------------------------
                                                              AS PREVIOUSLY
                                                                REPORTED       AS RESTATED
                                                              -------------    ------------
At December 31, 1998:
  Warrant liability.........................................  $         --     $  2,616,000
  Common stock..............................................    35,472,000       30,966,000
For the year ended December 31, 1998:
  Gain on litigation settlements............................            --        1,890,000
  Change in fair value of warrant...........................            --       (1,224,000)
  Net loss..................................................    (9,421,000)      (8,755,000)
  Net loss per share -- basic and diluted...................         (1.13)           (0.93)
At December 31, 1999:
  Intangible assets.........................................     3,684,000        3,843,000
  Warrant liability.........................................            --       11,380,000
  Convertible preferred stock...............................    38,713,000       40,497,000
  Common stock..............................................    52,739,000       39,469,000
For the year ended December 31, 1999:
  Change in fair value of warrant...........................            --       (5,353,000)
  Development agreements expense............................     7,988,000        8,034,000
  Purchased research and development costs..................    19,783,000       21,362,000
  Net loss..................................................   (27,917,000)     (34,895,000)
  Net loss per share -- basic and diluted...................         (3.59)           (3.76)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Large Scale Proteomics

In our opinion, the accompanying balance sheets and the related statements of operations and accumulated deficit and of cash flows present fairly, in all material respects, the financial position of Large Scale Proteomics (formerly Large Scale Biology Corporation) (the Company) as of October 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
January 15, 1999,
except as to Note 10,
as to which the date is February 5, 1999

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                                 BALANCE SHEETS
                           OCTOBER 31, 1998 AND 1997

                                                              -----------------------
                                                                 1998         1997
                                                              ----------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  194,989    $  28,535
  Accounts receivable.......................................     158,657      125,285
                                                              ----------    ---------
          Total current assets..............................     353,646      153,820
Property and equipment, net.................................     757,930      207,341
Patents, net................................................      10,875       22,388
                                                              ----------    ---------
          Total assets......................................  $1,122,451    $ 383,549
                                                              ==========    =========
LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND
  SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued expenses.....................  $  128,896    $ 103,717
  Accrued salaries and benefits.............................     385,538      366,079
  Capital lease obligations.................................      22,911       21,185
  Notes payable.............................................      14,276        7,635
  Deferred revenue..........................................     628,133      256,602
  Deferred revenue -- equipment purchases...................     599,550           --
                                                              ----------    ---------
          Total current liabilities.........................   1,779,304      755,218
Capital lease obligations, net of current portion...........      13,686       36,855
                                                              ----------    ---------
          Total liabilities.................................   1,792,990      792,073
                                                              ----------    ---------
Mandatorily redeemable preferred stock, class B, par value
  $.001; 200,000 shares authorized; 163,800 shares issued
  and outstanding...........................................     259,238      251,048

Commitments and contingencies
Shareholders' deficit:
  Preferred stock, class A, par value $.001; 11,800,000
     shares authorized; none issued and outstanding.........          --           --
  Common stock, class A, par value $.001; 20,000,000 shares
     authorized; none issued and outstanding................          --           --
  Common stock, class B, par value $.001; 10,000,000 shares
     authorized; 9,795,081 shares issued and outstanding....       9,795        9,795
  Accumulated deficit.......................................    (939,572)    (669,367)
                                                              ----------    ---------
          Total shareholders' deficit.......................    (929,777)    (659,572)
                                                              ----------    ---------
          Total liabilities, mandatorily redeemable
          preferred stock and shareholders' deficit.........  $1,122,451    $ 383,549
                                                              ==========    =========

The accompanying notes are an integral part of these financial statements.

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                 FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997

                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
  Revenue...................................................  $1,452,223    $1,272,204
  Costs of revenue..........................................     922,240       812,736
  Research and development..................................      36,839        22,343
  General and administrative................................     749,189       524,577
                                                              ----------    ----------
          Total operating expenses..........................   1,708,268     1,359,656
                                                              ----------    ----------
     Loss from operations...................................    (256,045)      (87,452)
Other income and (expenses):
  Other expenses............................................        (402)      (20,053)
  Interest expense..........................................      (9,151)       (5,835)
  Interest income...........................................       3,583           866
  Other income..............................................          --           270
                                                              ----------    ----------
     Net loss...............................................    (262,015)     (112,204)
Accumulated deficit:
  Balance, beginning of year................................    (669,367)     (548,973)
  Preferred stock dividends.................................      (8,190)       (8,190)
                                                              ----------    ----------
  Balance, end of year......................................  $ (939,572)   $ (669,367)
                                                              ==========    ==========

The accompanying notes are an integral part of these financial statements.

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997

                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Cash flows from operating activities:
  Net loss..................................................  $(262,015)   $(112,204)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................    130,052       63,486
     Loss on disposal of property and equipment.............         --       17,961
     Changes in assets and liabilities:
       Accounts receivable..................................    (33,372)     (57,050)
       Other current assets.................................         --       11,938
       Accounts payable and accrued expenses................     25,179      (64,229)
       Accrued salaries and benefits........................     19,459       21,892
       Deferred revenue.....................................    371,531      172,860
       Deferred revenue -- equipment purchases..............    599,550           --
                                                              ---------    ---------
          Net cash provided by operating activities.........    850,384       54,654
                                                              ---------    ---------
Cash flows from investing activities:
  Purchases of property and equipment.......................   (663,869)     (36,337)
  Costs of patents..........................................     (5,259)      (9,354)
                                                              ---------    ---------
          Net cash used in investing activities.............   (669,128)     (45,691)
                                                              ---------    ---------
Cash flows from financing activities:
  Proceeds from notes payable...............................      6,641           --
  Principal payments on notes payable.......................         --       (7,492)
  Principal payments on obligations under capital leases....    (21,443)      (1,520)
                                                              ---------    ---------
          Net cash used in financing activities.............    (14,802)      (9,012)
                                                              ---------    ---------
Net increase (decrease) in cash and cash equivalents........    166,454          (49)
Cash, beginning of year.....................................     28,535       28,584
                                                              ---------    ---------
Cash, end of year...........................................  $ 194,989    $  28,535
                                                              =========    =========
Supplemental schedule of non-cash investing and financing
  activities:
  Property and equipment acquired under capital lease
     obligations............................................  $      --    $  59,560
  Refinancing of notes payable..............................  $   7,635    $      --
  Preferred stock dividends.................................  $   8,190    $   8,190
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $   9,151    $   5,835

The accompanying notes are an integral part of these financial statements.

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

 1.  ORGANIZATION

Large Scale Proteomics (the Company), formerly Large Scale Biology Corporation, was incorporated in the State of Delaware and commenced operations in February 1987. The Company builds large-scale protein databases and the analytical instrumentation and software necessary for their development. The databases permit the evaluation of metabolic changes at the protein level providing a unique tool for the discovery and development of new and/or improved drugs and diagnostics. The Company intends to commercialize its databases via non-exclusive, multi-year subscriptions to pharmaceutical, diagnostic and biotechnology customers in conjunction with related services such as proprietary studies (for client provided samples) and, for strategic partners, technology transfer. The Company's core business is in two dimensional gel electrophoresis and analytical database software technology utilized by pharmaceutical customers seeking contract studies, software, instrumentation and consulting. In addition to its commercial activities, the Company also invests significantly in technology development funded through numerous federal research and development (R&D) grants.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts invested in accounts which are readily convertible to cash with original maturities of three months or less.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management believes that contract receivables are fully collectible and no allowance for doubtful accounts is necessary.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Equipment under capital leases is recorded at the lower of fair value or the net present value of future minimum lease payments determined at the inception of the lease. Depreciation of assets is calculated over the estimated useful lives, ranging from 5 to 7 years, of the assets using the straight-line method. Upon retirement, the cost and related accumulated depreciation is eliminated from the respective accounts and the resulting gain or loss, if any, is included in operations. Equipment under capital leases is amortized over the lease term or the estimated useful life of the asset, whichever is less. Maintenance and repairs are charged to expense as incurred.

PATENTS

Legal costs incurred for patent research and application expenses are capitalized as incurred and amortized on a straight-line basis over the estimated useful life of the patents, once granted. The estimated useful life of all patents is 5 years.

LONG-LIVED ASSETS

The Company evaluates the recoverability of long-lived assets utilizing qualitative and quantitative factors. At such time as an impairment in value is identified, the impairment will be quantitatively measured in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and charged to operations.

REVENUE RECOGNITION

Commercial research revenue is recognized as services are performed. Deferred commercial revenue represents that portion of revenue received, which has not yet been earned. Grant revenue is recognized as expenses are incurred and billed, except that revenue received for equipment purchases is deferred and recognized as revenue as the related equipment is depreciated. Revenue from the sale of instrumentation is recognized upon shipment of the product, provided that the fee is fixed and determinable, persuasive evidence of an arrangement exists and collection of the resulting receivable is probable. The

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Company has not experienced any returns of its products. Revenue related to software support is recognized ratably over the terms of the related agreements.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The majority of the Company's revenue is derived through grants with the U.S. Government. For the years ended October 31, 1998 and 1997, approximately 60% and 81%, respectively, of the Company's revenue was derived from these agreements. At October 31, 1998 and 1997, the U.S. Government represented approximately 40% and 37%, respectively, of the total accounts receivable balance. At October 31, 1998, one commercial customer represented approximately 15% of that total accounts receivable balance. Additionally, at October 31, 1997, three commercial customers represented approximately 17%, 10% and 10%, respectively, of the total accounts receivable balance.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax provision for the period plus the change during the period in deferred tax assets and liabilities.

 3.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                              --------------------
                                                                  OCTOBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Office furniture and equipment..............................  $256,507    $208,314
Laboratory equipment........................................   724,436     116,667
                                                              --------    --------
                                                               980,943     324,981
Less accumulated depreciation...............................   223,013     117,640
                                                              --------    --------
Property and equipment......................................  $757,930    $207,341
                                                              ========    ========

The Company leases certain office and laboratory equipment under capital leases. As of October 31, 1998, the cost and accumulated amortization related to these capital leases was $67,956 and $17,145, respectively. As of October 31, 1997, the cost and accumulated amortization related to these capital leases was $67,956 and $4,039, respectively.

Depreciation expense was $113,280 and $52,667 for the years ended October 31, 1998 and 1997, respectively.

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 4.  PATENTS

Patents consist of the following:

                                                              ----------------------
                                                                   OCTOBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Patents.....................................................  $ 128,711    $ 123,452
Accumulated amortization....................................   (117,836)    (101,064)
                                                              ---------    ---------
                                                              $  10,875    $  22,388
                                                              =========    =========

Amortization expense was $16,772 and $10,819 for the years ended October 31, 1998 and 1997, respectively.

 5.  NOTES PAYABLE

The Company issued a note payable for $6,641 during 1998. This note bears interest at 10% and matures on November 1, 1999.

The Company borrowed $7,635 from Company officers on October 31, 1997, evidenced by non-interest bearing notes payable due October 31, 1998. During fiscal 1998, the Company renegotiated the terms of these notes, which now mature on November 1, 1999.

 6.  INCOME TAXES

The significant components of deferred tax assets and liabilities are temporary differences arising from the following at October 31:

                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Deferred tax assets (liabilities):
  Property and equipment....................................  $(251,757)   $ (35,423)
  Accrued expenses..........................................    148,895      141,380
  Net operating loss carryforwards..........................    104,858       48,993
  Deferred revenue..........................................    357,659       99,100
  Research and experimentation credit carryforwards.........     88,036       71,036
  Deferred rent.............................................     13,211        9,523
                                                              ---------    ---------
                                                                460,902      334,609
  Valuation allowance.......................................   (460,902)    (334,609)
                                                              ---------    ---------
          Net deferred tax asset............................  $      --    $      --
                                                              =========    =========

Realization of net deferred tax assets at the balance sheet date are dependent upon future earnings which are uncertain. Accordingly, a full valuation allowance was recorded against these assets as of October 31, 1998 and 1997.

The Company has available at October 31, 1998, unused operating loss carryforwards of $271,512, which may be applied against future taxable income, expiring in various years through 2018. The Company has tax credit carryforwards of $88,036 expiring beginning in 2007 to reduce future federal income taxes to the extent permitted under the Internal Revenue Code.

 7.  COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

The Company leases certain equipment under capital leases expiring at various dates through 2000. The Company occupies office space and laboratory facilities under an operating lease with an original term in excess of one year. The Company has

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

been granted free rent periods under the office and laboratory lease, which contains a fixed annual rent escalation clause. The accompanying statements of operations reflects rent expense of $127,956 and $131,596 computed on a straight-line basis over the term of the lease for the years ended October 31, 1998 and 1997, respectively. Included in accounts payable and accrued expenses at October 31, 1998 and 1997 were $24,659 and $34,208, respectively, of deferred rent.

Future minimum lease payments at October 31, 1998 are as follows:

                                                              --------------------
                                                              OPERATING    CAPITAL
                                                                LEASE       LEASE
                                                              ---------    -------
1999........................................................  $147,065     $26,874
2000........................................................    99,985      14,573
                                                              --------     -------
                                                              $247,050      41,447
                                                              ========
Less amount representing interest...........................                 4,850
                                                                           -------
                                                                            36,597
Less current portion........................................                22,911
                                                                           -------
Long-term portion...........................................               $13,686
                                                                           =======

PROPERTY AND EQUIPMENT

During the fiscal year ended October 31, 1998, $656,542 of property and equipment was purchased with Federal grant funds. Although title vests with the Company, at the conclusion of the grant program the final disposition of the property and equipment procured with these funds resides with the Federal Government.

LITIGATION AND CLAIMS

The Company from time to time is subject to litigation relating to matters in the ordinary course of business. The Company believes that any ultimate liability resulting from these contingencies will not have a material adverse effect on the Company's results of operations or financial position.

 8.  MANDATORILY REDEEMABLE PREFERRED STOCK

Under the terms of the Company's Certificate of Relative Rights and Preferences, the holders of the Class B Mandatorily Redeemable Preferred Stock (Preferred Stock) are entitled to redeem the Preferred Stock at any time on or after January 1, 1997 for $1.00 per share plus all cumulative dividends unpaid to date at an annual rate of $.05 per share. These dividends hold preference to the holders of the Company's Common Stock and Class A Preferred Stock. For each of the years ended October 31, 1998 and 1997, the Company recorded dividends of $8,190. In the event of liquidation or dissolution of the Company, the holders of the Preferred Stock are entitled to $1.00 per share plus all cumulative dividends unpaid to date of liquidation.

 9.  STOCK OPTIONS

During fiscal 1998, the Company granted non-qualified common stock options to certain of its employees at $.10 per share, the estimated fair value of the underlying common stock at the date of grant. The options expire ten years from the date of grant and vest either immediately or one-fourth on the first anniversary of the employee's date of hire and pro rata on a monthly basis thereafter.

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Stock option activity for 1997 and 1998 was as follows:

                                                              ------------------------------------
                                                                                        WEIGHTED
                                                                                         AVERAGE
                                                                           WEIGHTED     REMAINING
                                                                           AVERAGE     CONTRACTUAL
                                                              NUMBER OF    EXERCISE       LIFE
                                                               OPTIONS      PRICE       IN YEARS
                                                              ---------    --------    -----------
Outstanding October 31, 1996................................   100,000      $0.001        0.58
  Granted...................................................        --          --          --
  Exercised.................................................        --          --          --
  Expired or cancelled......................................        --          --          --
                                                               -------
Outstanding October 31, 1997................................   100,000       0.001        0.58
  Granted...................................................   107,500        0.10        9.14
  Exercised.................................................        --          --          --
  Expired or cancelled......................................        --          --          --
                                                               -------
Outstanding October 31, 1998................................   207,500      $ 0.05        5.02
                                                               =======
  Exercisable...............................................   186,070      $ 0.05
                                                               =======

The Company elected the disclosure-only presentation of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No.
123), in fiscal 1997 and, consequently, makes no charge against operations in the financial statements with respect to the fair value of the options granted. To measure stock-based compensation in accordance with SFAS No. 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.

The following table sets forth the assumptions used and the pro forma net loss resulting from applying SFAS No. 123:

Net loss:
  As reported...............................................  $   (262,015)
  Pro forma.................................................  $   (265,517)
Risk-free interest rate.....................................   4.4% to 5.9%
Expected life in years......................................            10
Dividend yield..............................................             0%
Volatility..................................................             0%
Weighted average remaining contractual life in years........           9.1
Weighted average fair value at date of grant in dollars.....  $       0.04

10.  SUBSEQUENT EVENTS

On January 25, 1999, the Company signed an agreement with Biosource Technologies, Inc. (Biosource) whereby Biosource would purchase at least 80% of the common stock of the Company from certain shareholders. For each share of Company common stock tendered to Biosource, the shareholder will receive one-fourth of a share of Series G Preferred Stock of Biosource. As of February 5, 1999, eighty percent of the outstanding common stock of the Company had been tendered to Biosource.

On January 28, 1999, the Company redeemed all of the outstanding shares of Class B Preferred Stock for $261,286.

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

           UNAUDITED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                  THREE MONTHS ENDED JANUARY 31, 1998 AND 1999

                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
Revenue.....................................................  $ 275,000    $ 338,000
Costs and expense:
  Development agreements....................................    171,000      228,000
  Research and development..................................      9,000       28,000
  General administration marketing..........................    198,000       33,000
                                                              ---------    ---------
     Total costs and expenses...............................    378,000      289,000
                                                              ---------    ---------
Income (loss) from operations...............................   (103,000)      49,000
Other income (expense)......................................     (2,000)          --
                                                              ---------    ---------
Net income (loss)...........................................   (105,000)      49,000
Accumulated deficit:
  Balance, October 31.......................................   (669,000)    (940,000)
  Preferred stock dividends.................................     (2,000)      (2,000)
                                                              ---------    ---------
  Balance, January 31.......................................  $(776,000)   $(893,000)
                                                              =========    =========

See accompanying notes to financial statements.

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                       UNAUDITED STATEMENTS OF CASH FLOWS
                  THREE MONTHS ENDED JANUARY 31, 1998 AND 1999

                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
Cash flows from operating activities:
  Net income (loss).........................................  $(105,000)   $  49,000
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation of property and equipment.................     14,000       43,000
     Changes in assets and liabilities:
       Accounts receivable..................................     48,000       14,000
       Accounts payable and accrued expenses................     (7,000)    (257,000)
       Deferred revenue.....................................    272,000      295,000
                                                              ---------    ---------
          Net cash provided by operating activities.........    222,000      144,000
                                                              ---------    ---------
Cash flows from investing activities:
  Capital expenditures......................................   (136,000)     (51,000)
                                                              ---------    ---------
          Net cash used in investing activities.............   (136,000)     (51,000)
                                                              ---------    ---------
Cash flows from financing activities:
  Proceeds from issuance of note payable....................     26,000           --
  Redemption of preferred stock.............................         --     (261,000)
  Principal payments on long-term debt......................     (5,000)      (6,000)
                                                              ---------    ---------
          Net cash provided by (used in) financing
          activities........................................     21,000     (267,000)
                                                              ---------    ---------
Net increase (decrease) in cash and cash equivalents........    107,000     (174,000)
Cash and cash equivalents at beginning of period............     29,000      195,000
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $ 136,000    $  21,000
                                                              =========    =========

See accompanying notes to financial statements.

                             LARGE SCALE PROTEOMICS
                   (FORMERLY LARGE SCALE BIOLOGY CORPORATION)

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                  THREE MONTHS ENDED JANUARY 31, 1998 AND 1999

 1.  BASIS OF PRESENTATION

Large Scale Proteomics Corporation (formerly Large Scale Biology Corporation) (the "Company") builds large-scale protein databases and the analytical instrumentation and software necessary for their development. The Company's core business is in two dimensional gel electrophoresis and analytical database software technology utilized by pharmaceutical customers seeking contract studies, software, instrumentation and consulting.

Basis of Accounting -- These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the period. Actual results could differ from those estimates.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the Company's financial position, results of operations and cash flows for the interim periods presented. All adjustments are normal recurring entries. Such financial statements are not necessarily indicative of the results to be expected for the full year.

 2.  LARGE SCALE BIOLOGY CORPORATION

In January 1999, the Company entered into an agreement ("Agreement") to be acquired by Large Scale Biology Corporation (formerly Biosource Technologies, Inc.) ("Parent Corporation"). In exchange for 2,287,634 shares of its Series G convertible preferred stock, the Parent Corporation acquired 92.5% of the Company's common stock.

In conjunction with the acquisition of the Company, certain employees waived their rights to a portion of their deferred salaries. As a result, the Company reversed $191,000 of previously recognized deferred salary costs during the three months ended January 31, 1999.

Also in January 1999, the Company entered into a one year, $1,110,000 research and development agreement with the Parent Corporation. The Company is entitled to receive up to $1,110,000 for performance under the terms of the agreement. Revenue will be recognized as services are provided over the term of the agreement. The Company recognized no income for the three months ended January 31, 1999 and had $400,000 in deferred revenue at January 31, 1999 related to this contract.

 3.  SUBSEQUENT EVENTS

Subsequent to February 1, 1999, the Parent Corporation provided cash advances to the Company in exchange for a note accruing interest at 8.75% per year. The note matures March 31, 2000. At December 31, 1999, the balance of the note was $3,682,000 (including $126,000 of accrued interest).

On March 8, 2000, the Company exercised its option to acquire the 7.5% of the Company's common stock not held by the Parent Corporation for $74,000. As a result, the Company is now wholly owned by the Parent Corporation.

                           [LARGE SCALE BIOLOGY LOGO]